

03 MAY 19 AM 7:21

2 May 2003

The Mound
EDINBURGH
EH1 1YZ

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516



Your Ref: 82/3240 and 82/5003

Exemption

SUPPL

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st April to 30th April 2003.

Announcements made to the London Stock Exchange:-

02.04.03	Rule 8 Disclosure. 33,000 shares bought in P & O Princess Cruises at £4.1008 per share. Total owned or controlled 7,291,720 (1.05%)
02.04.03	Halifax House Price Index
03.04.03	Rule 8 Disclosure. 5,986 shares bought in Brit Insurance Holdings at £0.71 per share. Total owned or controlled 59,636,357 (7.99%)
03.04.03	Rule 8 Disclosure. 12,014 shares sold in Six Continents at £6.03 per share. Total owned or controlled 11,540,827 (1.33%)
03.04.03	Rule 8 Disclosure. 25,000 shares bought in Six Continents at £6.14 per share. Total owned or controlled 11,565,827 (1.33%)
03.04.03	Rule 8 Disclosure. 145,859 shares sold in Thistle Hotels at £1.16 per share. Total owned or controlled 16,247,846 (3.38%)
03.04.03	Rule 8 Disclosure. 11,280 shares sold in Pizza Express at £3.81 per share. Total owned or controlled 804,437 (1.12%)
03.04.03	Rule 8 Disclosure. 12,500 shares sold in AWG plc at £5.26 per share. Total owned or controlled 2,222,626 (1.26%)
07.04.03	Rule 8 Disclosure. 1,000 shares sold in Six Continents at £6.1205 per share. Total owned or controlled 11,567,927 (1.33%)
07.04.03	Rule 8 Disclosure. 181,500 shares sold in Pizza Express at £3.90 per share. Total owned or controlled 622,937 (0.87%)
07.04.03	HBOS plc notification of major interest in Northgate PLC. Total holding following notification 2,870,710 (4.7%)
07.04.03	HBOS & subsidiaries no longer has disclosable interest in RIT Capital Partners plc.
08.04.03	Rule 8 Disclosure. 2,461 shares sold in P & O Princess Cruises at £4.37 per share. Total owned or controlled 7,275,259 (1.05%)
08.04.03	Rule 8 Disclosure. 595,820 shares sold in P & O Princess Cruises at £4.5908 per share. Total owned or controlled 6,679,439 (0.96%)
08.04.03	Rule 8 Disclosure. 400 shares bought in Six Continents at £6.13 per share. Total owned or controlled 11,568,327 (1.33%)
08.04.03	Director Shareholding. 675 shares disposed in Bank of Scotland Profit Sharing Stock Ownership Scheme. Total holding following notification 7,825,821 (0.21%)
10.04.03	Rule 8 Disclosure. 425 shares sold in Six Continents at £6.0756 per share. Total owned or controlled 11,568,102 (1.33%)

DW 5/20

11.04.03 HBOS plc application to UKLA for £600,000,000 .75 % undated subordinated step-up notes.
11.04.03 HBOS and subsidiaries have a material and non material interest in 6,645,217 ordinary shares in South Staffordshire Group.
11.04.03 Rule 8 Disclosure. 3,532 bought in Thistle Hotels at £1.1175 per share. Total owned or controlled 16,251,378 (3.38%)
11.04.03 Rule 8 Disclosure. 11,239 shares bought in Brit Insurance Holdings at £0.685 per share. Total owned or controlled 59,647,596 (7.99%)
11.04.03 Rule 8 Disclosure. 900 shares bought in Six Continents at £6.005 per share. Total owned or controlled 11,569,002 (1.33%)
16.04.03 Rule 8 Disclosure. 12,500 shares bought in Selfridges - transfer in. Total owned or controlled 4,588,235 (2.97%)
16.04.03 HBOS plc notification of major interest in Dexion Absolute Limited. Total holding following notification 4,936,500 (14.52%)
16.04.03 Rule 8 Disclosure. 110,000 shares sold in Bulmer HP PLC at £1.67 per share. Total owned or controlled 850,000 (1.61%)
17.04.03 Rule 8 Disclosure. 700 shares sold in Mitchells & Butlers at £2.1875 per share. Total owned or controlled 9,805,209 (1.33%)
22.04.03 HBOS plc notification of major interest in Northgate PLC. Total holding following notification 2,337,062 (3.84%)
23.04.03 Rule 8 Disclosure. 169 shares sold in Mitchell & Butlers at £2.11 per share. Total owned or controlled 9,805,040 (1.33%)
24.04.03 Rule 8 Disclosure. 67,628 shares bought in Mitchell & Butlers at £2.18 per share. Total owned or controlled 9,872,668
25.04.03 Disclosure under Rules 8.1(a), 8.1(b)(i) and 8.3 of the City code on Takeovers and Mergers dealing in Brit Insurance Holdings
25.04.03 Rule 8 Disclosure. 1,016 shares sold in Mitchells & Butlers at £2.1475 per share. Total owned or controlled 9,736,691 (1.32%)
25.04.03 Rule 8 Disclosure. 970,000 shares bought in Thistle Hotels at £1.1952 per share. Total owned or controlled 17,221,378 (3.58%)
28.04.03 HBOS's notification of major interest in Britannic Group plc. Total holding following notification 7,217,300
28.04.03 Rule 8 Disclosure. 205 shares sold in Scottish & Newcastle at £3.485 per share. Total owned or controlled 16,455,058 (1.93%)
28.04.03 HBOS interest in Dexion Absolute Limited. 2,222,500 shares disposed. Total holding following notification 2,714,000
29.04.03 HBOS interest in Polar Capital Technology Trust PLC Total holding following notification 5,531,323 (3.71%)
29.04.03 Rule 8 Disclosure. 239 shares bought at £3.506, 48 shares bought at £3.737 and 1,239,072 shares sold at £3.7003, all in Scottish & Newcastle. Total owned or controlled 15,215,273 (1.79%)
29.04.03 HBOS AGM Statement 2003
30.04.03 Rule 8 Disclosure. Shares bought and sold in Scottish & Newcastle. Total owned or controlled 14,650,838 (1.72%)
30.04.03 Rule 8 Disclosure. 836 shares sold in Mitchells & Butlers at £2.075 per share. Total owned or controlled 9,735,008 (1.32%)
30.04.03 Rule 8 Disclosure. 24,326 shares bought in Mitchells & Butlers at £2.1525 per share. Total owned or controlled 9,759,334 (1.33%)
30.04.03 Rule 8 Disclosure. 75,000 shares bought in Thistle Hotels at £1.20 per share. Total owned or controlled 17,296,378 (3.59%)
30.04.03 AGM Resolution Poll Results.

Documents lodged at Companies House:

3 Form 88(2)'s – Return of Allotment of 19,745 Shares registered on 02.04.03
2 Form 88(2)'s – Return of Allotment of 2,184 Shares registered on 09.04.03
1 Form 88(2)'s – Return of Allotment of 19,411 Shares registered on 10.04.03
1 Form 88(2)'s – Return of Allotment of 6,000 Shares registered on 11.04.03
2 Form 88(2)'s – Return of Allotment of 37,323 Shares registered on 14.04.03
4 Form 88(2)'s – Return of Allotment of 32,259 Shares registered on 16.04.03

3 Form 88(2)'s – Return of Allotment of 26,476 Shares registered on 23.04.03
3 Form 88(2)'s – Return of Allotment of 14,089 Shares registered on 24.04.03
1 Form 88(2)'s – Return of Allotment of 3,540 Shares registered on 25.04.03
5 Form 88(2)'s – Return of Allotment of 30,914 Shares registered on 30.04.03

Documents lodged at Companies House:

Form 288c - change of Directors Details
Offering Circular dated 19th March 2003 - US$1,000,000,000 6.85% Undated Subordinated Notes
Offering Circular dated 10th April 2003 - £600,000,000 5.75% Undated Subordinated Step-Up Notes
Offering Circular dated 18th March 2003 - €1,000,000,000 4.875% subordinated Notes due 2015

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully



Kenny Melville
Company Secretarial Assistant



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	10:05 2 Apr 2003
Number	5305J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 02/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/04/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
33,000		£4.1008

3. Resultant total of the same class owned or controlled (and percentage of class)

7,291,720	1.05%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END



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Company	Halifax PLC
TIDM	59NB
Headline	Hx House Price Index-Mar2003
Released	08:00 2 Apr 2003
Number	5211J

Halifax House Price Index

National Index **March**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **411.2** Monthly Change **1.1%** Annual Change **23.4%**

Standardised Average Price (seasonally adjusted) **£127,040**

Key Points

- House prices increased by 1.1% in March. Halifax Estate Agents – one of the country's biggest networks – reports a continuing increase in the number of properties coming on to the market, which is helping to reduce some of the upward pressure on price
- Regional figures for the first quarter of 2003 show that the biggest rises in prices between the final quarter of 2002 and the first months of this year were in the North (8.1%), East Anglia (7.4%) and Wales (6.2%). This underlines our view that house prices most strongly this year outside London and the South East.
- Regionally, on an annual basis, the East Midlands has seen the biggest increase in house prices (34%) followed by the North (and Yorkshire and the Humber (28%). All other regions have experienced rises in double figures with the exceptions of Scotlan and Northern Ireland (-1%). The annual rate of house price inflation in both the North and Yorkshire and the Humber is the high since the second half of 1989.
- Greater London has slipped down the regional house price inflation table in recent months with the 19% rise over the past year the capital ninth out of the 12 UK regions. Prices in the capital increased by 2.7% in the first quarter, continuing the slowdown ir in London since the second quarter of 2002 when prices increased by 5.9%.
- We expect a marked north/south divide during 2003 with the market slowing to a much greater extent in the south. In contrast, conditions across northern Britain are set to remain buoyant, making this the 'year of the north'. Overall, we expect annual hous inflation to slow from 26% at the end of 2002 to 9% at the end of 2003 with rises of 12-15% in northern England and Scotland compared to 2-3% in London and the South East.

Commenting on the figures Martin Ellis, Chief Economist, said:

"House prices increased by 1.1% in March. Halifax Estate Agents are reporting a continuing increase in the number of properties coming on to the market, which is helping to reduce some of the upward pressure on prices. The historically low stock of properties available for sale over the last few years has been contributing to the rapid rise in prices.

Prices rose by 4.4% in the first three months of 2003. Whilst this is equivalent to a still strong annualised rate of 19%, it is slower than the pace of house price growth recorded in 2002 when prices rose by 26%.

This week's Bank of England figures on the number of mortgage approvals to finance house purchase also show a slight weakening in activity with approvals in the three months to February 5% lower than in the same three months a year ago. The current level of approvals of 110,000 per month during the latest three months is, however, significantly higher than the long-run average of 94,000. Moreover, there was a small rise in approvals in February for the first time since October 2002.

Those factors that have been supporting strong demand are still in place. Mortgage rates are at their lowest since the late 1950s, unemployment remains low, and mortgage payments account for a lower proportion of a new borrower's income than at any other time in the past 20 years.

Whilst affordability remains very good with mortgage payments representing an historically small percentage of a new purchaser's income, borrowers are constrained in the amount they can borrow by their income. The much sharper rise in house prices compared to average earnings in the recent past is reducing the pool of buyers, particularly potential first-time purchasers, that can raise a sufficiently large mortgage to purchase at current prices. Evidence that this constraint is beginning to bite was provided by a fall in the proportion of mortgage lending accounted for by first-time buyers to below 30% of all loans to home purchasers for the first time in February*.

We expect the difficulties that first-time buyers face in entering the market, particularly in the south of England, to increasingly curb demand and cause house price inflation to moderate gradually during the rest of 2003. There will, however, be a marked north/south divide with the market slowing to a much greater extent in the south. In contrast, conditions across northern Britain are set to remain buoyant, making this the 'year of the north'. Overall, we expect annual house price inflation to slow from 26% at the end of 2002 to 9% at the end of 2003."

** Source: Council of Mortgage Lenders – Monthly Mortgage Lending Press Release 20 March 2003.*

* **NOTE**: The 23.4% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Brit Insurance Hldgs
Released	11:57 3 Apr 2003
Number	5998J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/04/03

Dealing in (name of company) BRIT INSURANCE HOLDINGS

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
5,986		£0.71

3. Resultant total of the same class owned or controlled (and percentage of class)

59,636,357	7.99%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END


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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents plc
Released	12:02 3 Apr 2003
Number	6004J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/04/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	12,014	£6.03

3. Resultant total of the same class owned or controlled (and percentage of class)

11,540,827	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents plc
Released	12:04 3 Apr 2003
Number	6006J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/04/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
25,000		£6.14

3. Resultant total of the same class owned or controlled (and percentage of class)

11,565,827 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END


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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	12:05 3 Apr 2003
Number	6008J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/04/03

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	145,859	£1.16

3. Resultant total of the same class owned or controlled (and percentage of class)

16,247,846	3.38%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Pizza Express plc
Released	12:07 3 Apr 2003
Number	6010J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/04/03

Dealing in (name of company) PIZZA EXPRESS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	11,280	£3.81

3. Resultant total of the same class owned or controlled (and percentage of class)

804,437	1.12%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - AWG plc
Released	12:08 3 Apr 2003
Number	6013J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/04/03

Dealing in (name of company) AWG PLC

1. Class of securities (eg ordinary shares) GBP 0.16

2.

Amount bought	Amount sold	Price per unit
	12,500	£5.26

3. Resultant total of the same class owned or controlled (and percentage of class)

2,222,626 1.26%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END


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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents plc
Released	11:45 7 Apr 2003
Number	7141J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/04/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	1,000	£6.1205

3. Resultant total of the same class owned or controlled (and percentage of class)

11,567,927	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END





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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Pizza Express plc
Released	11:46 7 Apr 2003
Number	7143J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/04/03

Dealing in (name of company) PIZZA EXPRESS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	181,500	£3.90

3. Resultant total of the same class owned or controlled (and percentage of class)

622,937 0.87%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END



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Company	Northgate PLC
TIDM	NTG
Headline	Holding(s) in Company
Released	12:07 7 Apr 2003
Number	7099J

RNS Number:7099J
Northgate PLC
7 April 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

NORTHGATE PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BARCLAYS PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NOT DISCLOSED

5) Number of shares/amount of stock acquired.

NOT DISCLOSED

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY

10) Date of transaction

28.03.03

11) Date company informed

04.04.03

12) Total holding following this notification

1,828,999

13) Total percentage holding of issued class following this notification

3

14) Any additional information

15) Name of contact and telephone number for queries

DAVID HENDERSON
01325 467558

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ..07 APRIL 2003.....

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

NORTHGATE PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HBOS PLC & SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

CHASE NOMINEES LTD - 2,495,761
MORGAN NOMINEES LTD - 374,949

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) (N/A %) of issued Class

9) Class of security

ORDINARY

10) Date of transaction

NOT DISCLOSED

11) Date company informed

04.04.03

12) Total holding following this notification

2,870,710

13) Total percentage holding of issued class following this notification

4.7

14) Any additional information

15) Name of contact and telephone number for queries

DAVID HENDERSON
01325 467558

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....07 APRIL 2003......

END

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Company	RIT Capital Partners PLC
TIDM	RCP
Headline	Holding(s) in Company
Released	16:24 7 Apr 2003
Number	7405J

RIT Capital Partners plc ("RITCP") has today been advised that HBOS plc and its subsidiaries no longer has a disclosable interest in the ordinary shares of RITCP.

END







Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:46 8 Apr 2003
Number	7685J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 08/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/04/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	2,461	£4.37

3. Resultant total of the same class owned or controlled (and percentage of class)

7,275,259	1.05%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:48 8 Apr 2003
Number	7688J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 08/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/04/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	595,820	£4.5908

3. Resultant total of the same class owned or controlled (and percentage of class)

6,679,439	0.96%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END





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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents PLC
Released	11:50 8 Apr 2003
Number	7692J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 08/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/04/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
400		£6.13

3. Resultant total of the same class owned or controlled (and percentage of class)

11,568,327 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:25 8 Apr 2003
Number	7639J

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 675

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 7 April 2003

14) Date company informed: 7 April 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,825,821 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents plc
Released	10:33 10 Apr 2003
Number	8714J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/04/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	425	£6.0756

3. Resultant total of the same class owned or controlled (and percentage of class)

11,568,102	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Northgate PLC
TIDM	NTG
Headline	Holding(s) in Company
Released	15:09 22 Apr 2003
Number	2270K

RNS Number:2270K
Northgate PLC
22 April 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

NORTHGATE PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HBOS PLC AND SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

CHASE NOMINEES LTD - 1,962,113
MORGAN NOMINEES LTD - 374,949

5) Number of shares/amount of stock acquired.

6) (N/A%) of issued Class

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) (N/A%) of issued Class

9) Class of security

ORDINARY

10) Date of transaction

NOT DISCLOSED

11) Date company informed

22.04.03

12) Total holding following this notification

2,337,062

13) Total percentage holding of issued class following this notification

3.84%

14) Any additional information

15) Name of contact and telephone number for queries

MR D HENDERSON
01325 467558

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 22 APRIL 2003

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	07:00 11 Apr 2003
Number	9089J

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 11TH April 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: £600,000,000 5.75 per cent. Undated Subordinated Step-up Notes

ISSUER: HBOS plc

INCORPORATED IN: Scotland

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this foı

HOBS PLC
HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END



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Company	South Staffordshire Group PLC
TIDM	SSF
Headline	Holding(s) in Company
Released	11:24 11 Apr 2003
Number	9363J


South Staffordshire
Group Plc

RNS Number:9363J
South Staffordshire Group PLC
11 April 2003

The Company has today been informed, in accordance with Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material and non-material interest in 6,645,217 ordinary shares of 10 pence each in the Company - 10.57% of the issued shares. (Previous notification, 7,055,077 shares - 11.23%.)

11 April 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels
Released	11:33 11 Apr 2003
Number	9366J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/04/03

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
3,532		£1.1175

3. Resultant total of the same class owned or controlled (and percentage of class)

16,251,378	3.38%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - BRIT Ins Hldgs
Released	11:35 11 Apr 2003
Number	9367J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/04/03

Dealing in (name of company) BRIT INSURANCE HOLDINGS

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
11,239		£0.685

3. Resultant total of the same class owned or controlled (and percentage of class)

59,647,596 7.99%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents plc
Released	11:37 11 Apr 2003
Number	9370J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/04/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
900		£6.005

3. Resultant total of the same class owned or controlled (and percentage of class)

11,569,002 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	12:18 30 Apr 2003
Number	5654K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 30/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 29/04/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
24,326		£2.1525

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 9,759,334 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Selfridges plc
Released	11:23 16 Apr 2003
Number	1056K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 16/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/04/03

Dealing in (name of company) SELFRIDGES PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
12,500		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

4,588,235	2.97%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END



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Company	Dexion Absolute Limited
TIDM	DAB
Headline	Holding(s) in Company
Released	11:53 16 Apr 2003
Number	0997K

RNS Number:0997K
Dexion Absolute Limited
16 April 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

DEXION ABSOLUTE LIMITED

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE SCHEDULE BELOW

5) Number of shares/amount of stock acquired.

140,000

6) (0.41%) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 1 PENCE

10) Date of transaction

11) Date company informed

15 APRIL 2003

12) Total holding following this notification

4,936,500

13) Total percentage holding of issued class following this notification

14.52

14) Any additional information

15) Name of contact and telephone number for queries

JO NICOLLE
01481 717879

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 16 APRIL 2003

HBOS PLC

SEDOL	NO OF SHARES	SECURITY CLASS	FUND	REGISTERE
3228702	5,000	Ordinary	B001	Chase Non
3228702	4,000	Ordinary	B123	Chase Non
3228702	50,000	Ordinary	B234	Chase Non
3228702	10,000	Ordinary	B39Z	Chase Non
3228702	3,000	Ordinary	B412	Chase Non
3228702	8,000	Ordinary	B707	Chase Non
3228702	20,000	Ordinary	C002	Chase Non
3228702	18,000	Ordinary	C547	Chase Non
3228702	40,500	Ordinary	C57Z	Chase Non
3228702	2,500	Ordinary	D075	Chase Non
3228702	100,000	Ordinary	D100	Chase Non
3228702	7,000	Ordinary	D112	Chase Non
3228702	5,000	Ordinary	D980	Chase Non
3228702	9,000	Ordinary	E357	Chase Non
3228702	7,000	Ordinary	F500	Chase Non
3228702	30,000	Ordinary	GA154	Chase Non
3228702	20,000	Ordinary	GA187	Chase Non
3228702	13,000	Ordinary	GA367	Chase Non
3228702	50,000	Ordinary	GA393	Chase Non
3228702	14,000	Ordinary	GA403	Nutrico N
3228702	22,000	Ordinary	GA404	Chase Non
3228702	48,000	Ordinary	GA405	Chase Non
3228702	24,000	Ordinary	GA406	Chase Non
3228702	9,000	Ordinary	GA407	Chase Non
3228702	5,000	Ordinary	GA408	Chase Non
3228702	7,000	Ordinary	GA409	Chase Non
3228702	34,000	Ordinary	GB750	Chase Non

3228702	30,000	Ordinary	GB840	Chase Non
3228702	2,500	Ordinary	GB843	Chase Non
3228702	170,000	Ordinary	GB859	Chase Non
3228702	6,000	Ordinary	GC410	Chase Non
3228702	40,000	Ordinary	GC601	Chase Non
3228702	9,000	Ordinary	GC647	Chase Non
3228702	100,000	Ordinary	GC708	Chase Non
3228702	20,000	Ordinary	GC711	Chase Non
3228702	14,000	Ordinary	GC714	Chase Non
3228702	102,000	Ordinary	GD371	Chase Non
3228702	48,000	Ordinary	GD374	Chase Non
3228702	10,000	Ordinary	GE065	Chase Non
3228702	4,000	Ordinary	GE156	Chase Non
3228702	23,000	Ordinary	GE159	Chase Non
3228702	8,000	Ordinary	GE160	Chase Non
3228702	23,000	Ordinary	GF133	Chase Non
3228702	80,000	Ordinary	GG09H	Chase Non
3228702	11,000	Ordinary	GG665	Chase Non
3228702	11,000	Ordinary	GG757	Chase Non
3228702	21,000	Ordinary	GG816	Chase Non
3228702	50,000	Ordinary	GH330	Chase Non
3228702	23,000	Ordinary	GH373	Chase Non
3228702	8,000	Ordinary	GH374	Chase Non
3228702	119,000	Ordinary	GK058	Chase Non
3228702	237,000	Ordinary	GK070	Chase Non
3228702	22,000	Ordinary	GK230	Chase Non
3228702	73,000	Ordinary	GK232	Chase Non
3228702	63,000	Ordinary	GK234	Chase Non
3228702	10,000	Ordinary	GL317	Chase Non
3228702	10,000	Ordinary	GL318	Chase Non
3228702	10,000	Ordinary	GL319	Chase Non
3228702	35,000	Ordinary	GL334	Nutraco N
3228702	15,000	Ordinary	GL337	Nutraco N
3228702	14,000	Ordinary	GM492	Chase Non
3228702	23,000	Ordinary	GM502	Chase Non
3228702	8,000	Ordinary	GM503	Chase Non
3228702	60,000	Ordinary	GN166	Chase Non
3228702	12,000	Ordinary	GN201	Chase Non
3228702	220,000	Ordinary	GN248	Nutraco N
3228702	22,000	Ordinary	GN251	Chase Non
3228702	9,000	Ordinary	GN252	Chase Non
3228702	3,000	Ordinary	GP181	Chase Non
3228702	24,000	Ordinary	GP354	Chase Non
3228702	7,000	Ordinary	GP355	Chase Non
3228702	4,000	Ordinary	GR05M	Chase Non
3228702	10,000	Ordinary	GR12C	Chase Non
3228702	203,000	Ordinary	GR12H	Chase Non
3228702	79,000	Ordinary	GR121	Chase Non
3228702	50,000	Ordinary	GR912	Chase Non
3228702	10,000	Ordinary	GS179	Chase Non
3228702	10,000	Ordinary	GS274	Chase Non
3228702	20,000	Ordinary	GS473	Chase Non
3228702	6,000	Ordinary	GS572	Chase Non
3228702	8,000	Ordinary	GS650	Chase Non
3228702	15,000	Ordinary	GS651	Chase Non
3228702	60,000	Ordinary	GS652	Chase Non
3228702	12,000	Ordinary	GS653	Chase Non
3228702	13,000	Ordinary	GT229	Chase Non
3228702	40,000	Ordinary	GT237	Chase Non
3228702	20,000	Ordinary	GW208	Chase Non
3228702	8,000	Ordinary	GW255	Chase Non
3228702	70,000	Ordinary	GZ047	Chase Non
3228702	4,000	Ordinary	H100	Chase Non
3228702	40,000	Ordinary	H123	Chase Non
3228702	5,000	Ordinary	H162	Chase Non
3228702	10,000	Ordinary	H430	Chase Non

3228702	100,000	Ordinary	H500	Chase Non
3228702	9,000	Ordinary	H967	Chase Non
3228702	3,000	Ordinary	H968	Chase Non
3228702	150,000	Ordinary	J061	Chase Non
3228702	15,000	Ordinary	M001	Chase Non
3228702	35,000	Ordinary	M113	Chase Non
3228702	15,000	Ordinary	M165	Chase Non
3228702	25,000	Ordinary	M365	Chase Non
3228702	13,000	Ordinary	MC669	Chase Non
3228702	3,000	Ordinary	MC709	Chase Non
3228702	15,000	Ordinary	MJ084	Chase Non
3228702	15,000	Ordinary	N073	Chase Non
3228702	40,000	Ordinary	N100	Chase Non
3228702	20,000	Ordinary	R025	Chase Non
3228702	15,000	Ordinary	R793	Chase Non
3228702	30,000	Ordinary	S080	Chase Non
3228702	5,000	Ordinary	S08M	Chase Non
3228702	10,000	Ordinary	S122	Chase Non
3228702	10,000	Ordinary	S19K	Chase Non
3228702	4,000	Ordinary	S452	Chase Non
3228702	10,000	Ordinary	S453	Chase Non
3228702	8,000	Ordinary	S454	Chase Non
3228702	25,000	Ordinary	S455	Chase Non
3228702	20,000	Ordinary	S49F	Chase Non
3228702	6,000	Ordinary	T123	Chase Non
3228702	13,000	Ordinary	T217	Chase Non
3228702	17,000	Ordinary	T218	Chase Non
3228702	60,000	Ordinary	T474	Chase Non
3228702	6,000	Ordinary	T510	Chase Non
3228702	8,000	Ordinary	T950	BNY (OCS)
3228702	150,000	Ordinary	VE2A	State Str
3228702	350,000	Ordinary	VE2B	State Str
3228702	200,000	Ordinary	VE2E	State Str
3228702	300,000	Ordinary	VE2F	State Str
3228702	160,000	Ordinary	VE2G	State Str

HBOS plc's non-material interest is now 4,936,500 units which is 14.52% of the shares in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	15:58 17 Apr 2003
Number	1887K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/04/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	700 - M & B	£2.1875

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 9,805,209 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	11:01 23 Apr 2003
Number	2703K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/04/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	169 – M & B	£2.11

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 9,805,040 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butler
Released	13:52 24 Apr 2003
Number	3442K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/04/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
67,628 – M & B		£2.18

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 9,872,668 1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Brit Insurance Holdi
Released	11:34 25 Apr 2003
Number	3866K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 25/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/04/03

Dealing in (name of company) BRIT INSURANCE HOLDINGS

Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	11:36 25 Apr 2003
Number	3867K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 25/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/04/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	1,016 – M & B	£2.1475

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 9,736,691 1.32%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	11:37 25 Apr 2003
Number	3871K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 25/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/04/03

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
970,000		£1.1952

3. Resultant total of the same class owned or controlled (and percentage of class)

17,221,378	3.58%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	BRITANNIC GROUP PLC
TIDM	BRT
Headline	Holding(s) in Company
Released	10:39 28 Apr 2003
Number	4269K


britannic group

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Britannic Group plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HBOS Global Custody Nominees(UK)Ltd a/c 823496 - 766,000

HBOS Global Custody Nominees(UK)Ltd a/c 823575 - 520,000

HBOS Global Custody Nominees(UK)Ltd a/c 823721 - 40,000

HBOS Global Custody Nominees(UK)Ltd a/c 823587 - 323,000

HBOS Global Custody Nominees(UK)Ltd a/c 823733 - 30,000

Pershing Keen Nominees PP1117 - 500

Pershing Keen Nominees PP2352 - 1,000

JP Morgan Chase,Luxembourg - 6,830

Chase Nominees Limited a/c CMIG MAIN - 5,530,000

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary 5 pence shares

10. Date of transaction

24 April 2003

11. Date company informed

28 April 2003

12. Total holding following this notification

7,217,330

13. Total percentage holding of issued class following this notification

3.67%

14. Any additional information

-

15. Name of contact and telephone number for queries

Phil Griffin-Smith 01564 202216

16. Name and signature of authorised company official responsible for making this notification

P Grifin-Smith

Date of notification

28 April 2003

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	10:42 28 Apr 2003
Number	4270K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 25/04/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	205	£3.485

3. Resultant total of the same class owned or controlled (and percentage of class)

16,455,058	1.93%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Dexion Absolute Limited
TIDM	DAB
Headline	Holding(s) in Company
Released	14:43 28 Apr 2003
Number	4261K

RNS Number:4261K
Dexion Absolute Limited
28 April 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

DEXION ABSOLUTE LIMITED

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

-

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

2,222,500

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 1 PENCE

10) Date of transaction

NOT ADVISED

11) Date company informed

28/4/03

12) Total holding following this notification

2,714,000

13) Total percentage holding of issued class following this notification

7-98%

14) Any additional information

NOTIFICATION BY LETTER
DATED 24/04/03

15) Name of contact and telephone number for queries

JO NICOLLE
01481 717879

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ..28 APRIL 2003.....

DEXION ABSOLUTE LIMITED

HBOS Plc

Sedol	No of Shares	Security class	Fund	Registered Holder
3228702	5,000	Ordinary	B001	Chase Nominees Ltd A
3228702	4,000	Ordinary	B123	Chase Nominees Ltd A
3228702	50,000	Ordinary	B234	Chase Nominees Ltd A
3228702	20,000	Ordinary	C002	Chase Nominees Ltd A
3228702	2,500	Ordinary	D075	Chase Nominees Ltd A
3228702	100,000	Ordinary	D100	Chase Nominees Ltd A
3228702	7,000	Ordinary	F500	Chase Nominees Ltd A
3228702	30,000	Ordinary	GA154	Chase Nominees Ltd A
3228702	20,000	Ordinary	GA187	Chase Nominees Ltd A
3228702	34,000	Ordinary	GB750	Chase Nominees Ltd A
3228702	2,500	Ordinary	GB843	Chase Nominees Ltd A
3228702	100,000	Ordinary	GC708	Chase Nominees Ltd A
3228702	20,000	Ordinary	GC711	Chase Nominees Ltd A
3228702	14,000	Ordinary	GC714	Chase Nominees Ltd A
3228702	4,000	Ordinary	GE156	Chase Nominees Ltd A
3228702	21,000	Ordinary	GG816	Chase Nominees Ltd A
3228702	119,000	Ordinary	GK058	Chase Nominees Ltd A
3228702	237,000	Ordinary	GK070	Chase Nominees Ltd A
3228702	22,000	Ordinary	GK230	Chase Nominees Ltd A
3228702	73,000	Ordinary	GK232	Chase Nominees Ltd A
3228702	63,000	Ordinary	GK234	Chase Nominees Ltd A
2228702	60,000	Ordinary	GN166	Chase Nominees Ltd A
3228702	220,000	Ordinary	GN248	Nutraco Nominees Ltd
3228702	50,000	Ordinary	GR912	Chase Nominees Ltd A
3228702	20,000	Ordinary	GS473	Chase Nominees Ltd A
3228702	20,000	Ordinary	GW208	Chase Nominees Ltd A
3228702	70,000	Ordinary	GZ047	Chase Nominees Ltd A
3228702	5,000	Ordinary	H162	Chase Nominees Ltd A
3228702	15,000	Ordinary	M001	Chase Nominees Ltd A
3228702	15,000	Ordinary	M165	Chase Nominees Ltd A
3228702	39,000	Ordinary	M199	Chase Nominees Ltd A
3228702	13,000	Ordinary	MC669	Chase Nominees Ltd A
3228702	15,000	Ordinary	MJ084	Chase Nominees Ltd A
3228702	40,000	Ordinary	N100	Chase Nominees Ltd A
3228702	10,000	Ordinary	S122	Chase Nominees Ltd A
3228702	6,000	Ordinary	T510	Chase Nominees Ltd A

3228702	8,000	Ordinary	T950	BNY (OCS) Nominees I
3228702	150,000	Ordinary	VE2A	State Street Nominee
3228702	350,000	Ordinary	VE2B	State Street Nominee
3228702	200,000	Ordinary	VE2E	State Street Nominee
3228702	300,000	Ordinary	VE2F	State Street Nominee
3228702	160,000	Ordinary	VE2G	State Street Nominee

HBO'S plc's non-material interest is now 2,714,000 units which is 7,98% of the share

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Company	Polar Capital Technology Trust PLC
TIDM	PCT
Headline	Holding(s) in Company
Released	09:54 29 Apr 2003
Number	4863K

RNS Number:4863K
Polar Capital Technology Trust PLC
29 April 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Polar Capital Technology Trust PLC

2. Name of shareholder having a major interest

HBOS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Pershing Keen Nominees	AD0178	1,239	Shares
Pershing Keen Nominees	PA0590	17,011	Shares
Pershing Keen Nominees	PP2200	4,000	Shares
Pershing Keen Nominees	PP2808	1,800	Shares
Pershing Keen Nominees	PQ0487	1,585	Shares
Pershing Keen Nominees	PQ0968	2,163	Shares
Pershing Keen Nominees	PQ0971	10,838	Shares
Pershing Keen Nominees	PQ1110	7,762	Shares
Pershing Keen Nominees	PQ1130	11,843	Shares
Pershing Keen Nominees	PQ1187	1,746	Shares
Pershing Keen Nominees	PQ1624	2,315	Shares
Pershing Keen Nominees	PQ1661	1,500	Shares
Pershing Keen Nominees	PQ1712	1,834	Shares
Pershing Keen Nominees	PQ1800	917	Shares
Pershing Keen Nominees	PQ1829	503	Shares
Pershing Keen Nominees	PQ1902	1,497	Shares
Pershing Keen Nominees	PQ2019	3,692	Shares
JP Morgan Bank Luxembourg	UKTRAO	4,450	Shares
Chase Nominess Ltd A/C	CMIG MAIN	5,454,628	Shares

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary Shares

10. Date of transaction

11. Date company informed

28 April 2003

12. Total holding following this notification

5,531,323

13. Total percentage holding of issued class following this notification

3.71%

14. Any additional information

15. Name of contact and telephone number for queries

Neil Taylor 020 7592 1500

16. Name and signature of authorised company official responsible for making this notification

Neil Taylor

Date of notification

29 April 2003

END

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Full Text Announcement

   

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:13 29 Apr 2003
Number	4934K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 29/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/04/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
239		£3.506
48		£3.737
	1,239,072	£3.703

3. Resultant total of the same class owned or controlled (and percentage of class)

15,215,273 1.79%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 *(ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)*

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	HBOS AGM Statement
Released	12:12 29 Apr 2003
Number	5009K

HBOS AGM Statement 2003

The following is an extract from the statement made by James Crosby, Chief Executive of HBOS plc at the company's Annual General Meeting held today, 29th April 2003, in Cardiff:-

"HBOS has made a good start to the year with trading consistent with meeting 2003 market expectations for published operational and financial targets. Overall Group margins are stable and measures of group asset quality are little changed from the start of the year.

There is continued good demand for housing finance with the overall increase in house prices marked in the widely predicted North/South divide with Northern areas on the whole recording the most robust conditions.

In the HBOS Retail Division, targeted sales volumes are on track. Retail margins continue to be stable and credit quality is good.

In the Business and Corporate Divisions, HBOS growth continues. Momentum is picking up in the England and Wales SME expansion. In Corporate, increased activity levels in the market have helped HBOS to achieve further controlled asset growth delivering strong growth in fees. Credit quality in both divisions is stable.

In Insurance and Investments, general insurance continues to make solid gains and in tough trading conditions further good growth in bancassurance sales is helping to deliver growth in overall sales of investment products.

HBOS Treasury Services continues to perform well and has taken steps to strengthen further the Group balance sheet since the start of the year with the issuance of $1bn of innovative Tier 1 capital, together with €1bn and £600m of Tier 2 capital.

We look forward to the rest of 2003 with confidence and in the expectation of conditions which will continue to favour the strong fundamentals for HBOS."

This announcement contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. These may include HBOS's future strategies, business plans, and results and are based on the current expectations of the directors of HBOS. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and general operating conditions.

Enquiries:

Investor Relations
Charles Wycks
Mobile: 07747 790456

John Hope
Tel: 0131 243 5508
Mobile: 07836 701348

Media
Mark Hemingway
Tel: 01422 333253
Mobile: 07831 390751

END


Close



Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	12:10 30 Apr 2003
Number	5641K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 30/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 29/04/03

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
75,000		£1.20

3. Resultant total of the same class owned or controlled (and percentage of class)

17,296,378	3.59%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END


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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	12:16 30 Apr 2003
Number	5649K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 30/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/04/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	836 – M & B	£2.075

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 9,735,008 1.32%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 *Donna Franks*

END

Close





Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	12:21 30 Apr 2003
Number	5657K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 30/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 29/04/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	524,428	£3.6183
28,176		£3.5575
	2,341	£3.585
	28	£3.5805

	28	£3.5853
46		£3.5645
82		£3.587
1,450		£3.5175
400		£3.4959
1,700		£3.4931
600		£3.4978

3. Resultant total of the same class owned or controlled (and percentage of class)

14,650,838	1.72%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

Close





Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	12:18 30 Apr 2003
Number	5654K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 30/04/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 29/04/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
24,326		£2.1525

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 9,759,334 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	AGM Statement
Released	15:15 30 Apr 2003
Number	5820K

ANNUAL GENERAL MEETING OF HBOS plc

Following the Annual General Meeting held on Tuesday 29 April 2003, at the Cardiff International Arena, Mary Ann Street, Cardiff, all resolutions were passed.

A poll was held on each of the resolutions and the results are detailed below.

RESOLUTION	SHARES FOR	SHARES AGAINST
1. Receive the Report and Accounts	1,496,329,228	3,624,801
2. Declare a final dividend	1,625,142,709	424,904
3. Re-election of Sir Ronald Garrick	1,616,365,473	8,765,066
4. Re-election of Anthony Hobson	1,615,773,900	9,255,972
5. Re-election of Andy Hornby	1,615,500,636	9,534,440
6. Re-election of Coline McConville	1,614,340,951	10,653,870
7. Re-election of George Mitchell	1,616,385,821	8,626,409
8. Re-election of Philip Yea	1,614,330,718	10,569,606
9. Re-appointment of Auditors	1,591,293,260	33,595,016
10. Authority to allot shares for cash	1,616,431,387	14,901,212
11. Authority to repurchase Ordinary shares	1,619,262,319	5,625,793
12. Approval of Remuneration Report	1,210,832,201	330,386,245
13. Approval of political donations and expenditure	1,463,814,906	60,905,746
14. Approval of creation of additional Preference shares	1,603,989,913	19,987,568
15. Approval of interim dividend year ended 31/12/02	1,623,827,698	833,979

In accordance with the provisions of paragraph 9.31 of the Listing Rules copies of the relevant resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel No 020 7676 1000

END



Next ›

Blueprint
OneWorld

88(2)

03 MAY 19 AM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,548		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.745		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,548
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 7/4/3

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / ~~receiver~~



Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

03/03/19 ... 7:21

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From	To
Day	02	
Month	04	
Year	2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,864	44	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up:

Consideration for which the shares were allotted:
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	290
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	3,618
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]



Signed Deputy ______ Date 7/4/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **2nd April 2003**

Mrs Mary Elizabeth Antoniewicz 43 Wilson Street PERTH PH2 0EX	**435**
Mr Donald Crombie Macaldowie 26 Williamwood Park Netherlee GLASGOW G44 3TD	**145**
The Governor And Company Of The Bank of Scotland c/o Trustee Services 9 Haddington Place EDINBURGH EH7 4AL	**44**
Mrs Glynis Mary McAdam 31B Northumberland Street Newtown EDINBURGH EH3 6LR	**58**
Mrs Susan Ann McCusker Hurst View 12 Church Lane Headley BORDON Hants GU35 8PL	**180**
Mr Andrew McKeand 9 Auchendoon Crescent AYR KA7 4AS	**240**
Mr Neil Robert Mitchell 2 Hoprig Park COCKBURNSPATH Berwickshire TD13 5YY	**145**
Mr Richard Daniel Richardson 30 Silverknowes Crescent EDINBURGH EH4 5JD	**86**

Mrs Margaret Ann Ross 25 Yetholm Park DUNFERMLINE Fife KY12 7XR	**290**
Mr James Scott 28 Neward Crescent PRESTWICK Ayrshire KA9 2JB	**145**
Mr Martyn Alexander Southam 19 Rose Drive BRACKLEY Northants NN13 6NU	**136**
Mrs Alexandria Spratt 51 Mountcastle Crescent EDINBURGH EH8 7SB	**58**
Mr David Bissett Taylor 3 Turfbeg Crescent FORFAR Angus DD8 3LN	**162**
Mr Robert Jeremy White 12A Abinger Gardens Murrayfield EDINBURGH EH12 6DE	**725**
Mr Keith Ian Woodard Rose Cottage Broadwoodwidger LIFTON Devon PL16 0ER	**725**
Mr David Bissett Taylor 3 Turfbeg Crescent FORFAR Angus DD8 3LN	**44**
16 RECORDS	
TOTALS	**3618**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	909	2,532	10,848
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.37	£4.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 4,137
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 10,152
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 7/4/3

A director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	2nd April 2003
Mr Neil Watson 1 The Laurels Westwood BRADFORD ON AVON Wilts BA15 2AX	**1266**
Mr David Cumming Glenclutha 6 Foulis Crescent JUNIPER GREEN Midlothian EH14 5BN	**1962**
Mr Paul Duffin 17 Ullswater Rise WETHERBY West Yorkshire LS22 6YP	**1962**
Mrs Jacqueline Grace McKillen 28 Glenburn Manor CARRICKFERGUS Co Antrim BT38 7TX	**314**
Mr Stephen Richard Perry 4 Mappenors Lane LEOMINSTER Herefordshire HR6 8TG	**1901**
Mr Michael W Pond 5 Leventhorpe Court Oulton LEEDS LS26 8NJ	**1962**
Mr Neil Watson 1 The Laurels Westwood BRADFORD ON AVON Wilts BA15 2AX	**785**
7 records	
TOTAL	**10152**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	849	26	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 875
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Date 22/4/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

	Shares to Individual	**9th April 2003**
Mrs Julie Margaret Allen 12 Paddock View Beechers Brook WOLVERHAMPTON WV6 0UU		**68**
Mrs Karen Gill Griffiths Clwyd Farm Ffordd Top Y Rhos Treuddyn MOLD Clwyd CH7 4NG		**47**
Mr Ian David McIntosh 22 Windy Brae BANFF AB45 1DG		**131**
Mrs Shirley McKerron 5 Cypress Walk Bridge of Don ABERDEEN AB23 8LD		**145**
Mr Thomas Wilson Steel Flat 6 Sandford Gate 1 Halley's Court KIRKCALDY Fife KY1 1NZ		**145**
Mr William Sturgeon 5 Murdiston Avenue CALLANDER Perthshire FK17 8AY		**216**
Mr Howard Wilson 6 Moat View ROSLIN Midlothian EH25 9NS		**97**
Mrs Julie Margaret Allen 12 Paddock View Beechers Brook WOLVERHAMPTON WV6 0UU		**12**

Mrs Karen Gill Griffiths **5**
Clwyd Farm
Ffordd Top Y Rhos
Treuddyn
MOLD Clwyd CH7 4NG

Mr Ian David McIntosh **9**
22 Windy Brae
BANFF
AB45 1DG

10 records

TOTAL **875**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

03 MAY 19 PM 7:21

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,309		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 392
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 917
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Deputy   Date 22/4/3

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**9th April 2003**
Mrs Louise Woodward Ingsley 52 Wharfedale Thornbury BRISTOL BS35 2DT		**917**
1 RECORD		
TOTAL		**917**

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2,320	17,091	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	19,411
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Deputy Date 22/4/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11 / 04 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.91		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 6,000
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 22/4/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

ployee	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
687	Andrew Stephen Leaman	YR876569A	4 Willow Court	Well Lane	Mollington	Chester	CH1 6LD	6,000	610.00	
								6,000		**6,000**
	11th April 2003								**Total**	**6,000**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	04	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	16,266	1,274	11,832
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (*including any share premium*)	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,325	5,992	445
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 11,738
Address:		
UK postcode:		
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 25,396
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 22/4/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

n	Title	Forenames	Surname	NHI	Address					Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units
93	Mr	John Mathieson Forson	Jess	YM700019C	7 Mountainhall Court	Dumfries			DG1 4YY	0	0	392	275	0	0	0	667
83	Mr	Richard Raymond	Colebourn	YM604906D	11 Ambrose Lane	Harpenden	Hertfordshire		AL5 4AU	0	0	0	0	916	221	171	1,308
19	Miss	Joan Elizabeth	Shankland	WK953415B	25 Thorn Drive	Bearsden	Glasgow		G61 4ND	0	0	0	0	0	679	0	679
33	Mrs	Irene	Wood	ZY919202C	47 Allan Park	Kirkliston			EH29 9BP	0	0	0	655	0	339	0	994
37	Mr	Graeme Alexander	Hall	NA287378A	5 Longwood Close	Halifax			HX3 0JZ	0	0	0	0	0	924	0	924
17	Mrs	Mary	Bell	ZY916809B	39 Glen Moriston	St Leonard's	East Kilbride		G74 2BD	0	0	392	405	0	0	0	797
12	Mr	Iain Stuart	Henderson	NE734769A	45 Drumbrae North	Edinburgh			EH4 8AT	0	0	0	1,048	0	0	0	1,048
63	Mrs	Karen Anderson	Burnside	YX826765B	74 Stevenson Road	Penicuik			EH26 0RH	0	0	0	146	0	0	0	146
68	Mr	Ian Johnston	Shaw	YH046875B	128/6 Nicolson Street	Edinburgh			EH8 9EH	0	0	196	0	0	143	0	339
41	Mrs	Lorraine Yvonne	Cousar	NR599687A	71 Upper Kinneddar	Saline	Fife		KY12 9TR	0	0	294	405	217	184	0	1,100
35	Miss	Debbie Sharon	Whiteside	NX680996A	Flat1/2	62 West High Street	Kirkintilloch		G66 1AA	0	0	0	524	0	0	0	524
67	Mrs	Diane Elizabeth	Steel	WK132836B	28a Skeltiemuir Avenue	Bonnyrigg			EH19 3PX	0	375	0	0	0	0	0	375
21	Mrs	Katherine Margaret	Henderson	NR528639A	45 Drumbrae North	Edinburgh			EH4 8AT	0	0	0	1,048	0	0	0	1,048
80	Mr	Mark	Young	NP480565C	Heugasse 2	65929 Unterliederbach	Frankfurt On Main	Germany		0	406	0	0	0	0	0	406 **A**
04	Mrs	Rachael Charlotte Elspeth	Snody-scott	NY300616A	181 Migdale	Bonar Bridge	Sutherland		IV24 3AP	0	0	0	655	0	0	0	655
31	Mrs	Isobel Currie	Weir	NP089939A	10 Fairhaven Avenue	Millgait	Airdrie		ML6 8EW	0	0	0	262	0	0	0	262
14	Mrs	Kaye Diane	Bechelli	JB202876A	47 Westerlea Drive	Bridge Of Allan	Stirling		FK9 4DQ	0	0	0	0	192	0	0	192
39	Mrs	Karen	Griffiths	NE388749D	Clwyd Fryn	Ffordd Top Y Rhos	Treuddyn	Flints	CH7 4NG	0	0	0	0	0	0	274	274
										0	**781**	**1,274**	**5,423**	**1,325**	**2,490**	**445**	**11,738**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	189		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.72530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MRS HEATHER ANN OLIVER	Class of shares allotted: ORDINARY	Number allotted: 189
Address: 17 HENDERSON COURT, EAST CALDER, WEST LOTHIAN		
UK postcode: EH53 ORG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Deputy   Date 22/4/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	04	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	
Number allotted	2,435	182	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share (*including any share premium*)	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 408
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,209
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 22/4/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **16th April 2003**

Mr John Black Newhouse Cottage Drumlanrig THORNHILL Dumfriesshire DG3 4AG	**80**
Mr Christopher Philip Castle Longcroft 12 Moreton Lane Bishopstone AYLESBURY Bucks HP17 8SQ	**725**
Mr Richard R Colebourn 11 Ambrose Lane HARPENDEN Herts AL5 4AU	**98**
Mr David Finn 24 Northumberland Avenue AYLESBURY Bucks HP21 7HJ	**352**
Mr James Hill 19 Academy Gardens IRVINE Ayrshire KA12 8BA	**116**
Mr Iain Alexander Hope Sefton 3 Blackburn Road AYR KA7 2XQ	**26**
Mr William Neil McIlroy 108 Meadowburn Bishopbriggs GLASGOW G64 3LX	**130**
Mr John Peacocke 54 Hillview Road Corstorphine EDINBURGH EH12 8QQ	**63**

Mr Anthony Stuart Piff 24 Apple Orchard Prestbury CHELTENHAM Glos GL52 3EH	**68**
Mr David Blakely P Trodden 6 Corsie Avenue PERTH PH2 7BS	**126**
Mr George West Glenbanchor Memsie FRASERBURGH Aberdeenshire AB43 7AW	**243**
Mr John Black Newhouse Cottage Drumlanrig THORNHILL Dumfriesshire DG3 4AG	**54**
Mr Richard R Colebourn 11 Ambrose Lane HARPENDEN Herts AL5 4AU	**54**
Mr David Finn 24 Northumberland Avenue AYLESBURY Bucks HP21 7HJ	**16**
Mr George West Glenbanchor Memsie FRASERBURGH Aberdeenshire AB43 7AW	**58**
15 records	**2209**

John Black is the pers rep of a deceased investor named Sheila Black.

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,121		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	5,121
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/4/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,521		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 6,985
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,536
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 22/4/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual **16th April 2003**

Mark Lewis Comer Crane and Staples Solicitors WELWYN GARDEN CITY Herts AL8 6TU	1574
Mr Alan R Hardy 16 Heath Road GLOSSOP Derbyshire SK13 7AY	1962
2 records	**3536**

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.14		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 14,000
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/4/3

Deputy

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

ployee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
547	Austin Thomas Reilly	YH904580A	6 Richardson Place	Chelmsford	Essex	CM1 2GD	14,000	610.00	
							14,000		**14,000**
	15th April 2003							**Total**	**14,000**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,600		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.39		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 5,600
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] Date 2/5/13

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange


Blueprint
OneWorld

Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
Ian Dewar Mackie	YM801254C	8 Kilburn Water	Largs	Ayrshire		KA30 8ST	2,400	535.33	
							2,400		**2,400**
Alun Michael Morton Lloyd	WL900124C	Springbank	Nine Mile Burn	Penicuik	Midlothian	EH26 9LZ	3,200	535.33	
							3,200		**3,200**
23rd April 2003								**Total**	**5,600**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16,703		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 16,703
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2/5/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,173		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 4,173
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 2/5/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	203	253	961
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.37	£4.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 809
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 608
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2/5/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	**23rd April 2003**
Mr Stuart Thomas Stokes 46 Canterbury Drive Perton WOLVERHAMPTON WV6 7XA	**608**
1 RECORD	**608**


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	4,253	7,150	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.37	£5.7879	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 11,403
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______ Date 2/5/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 24 Month 04 Year 2003		To: Day Month Year
Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,231	38	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	194
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	1,075
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2/5/13

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	**23rd April 2003**
Mrs Linda Joyce Bagot 18 Ormsby House Drive Mareham le Fen BOSTON Lincs PE22 7QA	**70**
Mrs Linda Joan Baldwin 6 Torridon Road WILLENHALL West Midlands WV12 5FE	**145**
Mr Alan Miller Drummond 15 Gleneagles Court Whitburn BATHGATE West Lothian EH47 8PG	**97**
Mr Ivor Arthur Jones Wichert House 3 Rudds Lane Haddenham AYLESBURY Bucks HP17 8JP	**725**
Mrs Linda Joyce Bagot 18 Ormsby House Drive Mareham le Fen BOSTON Lincs PE22 7QA	**5**
Mrs Linda Joan Baldwin 6 Torridon Road WILLENHALL West Midlands WV12 5FE	**33**
6 RECORDS	**1075**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	From: Day 25 Month 04 Year 2003		To: Day Month Year
Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,540		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.49		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,540
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/5/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

ee

Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
Shaun Patrick Trowbridge	WP142931A	84 Cherry Lane	Lymm	Cheshire	WA13 0PD	3,540	610.00	
						3,540		**3,540**
24th April 2003							**Total**	**3,540**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 30 Month 04 Year 2003	To: Day Month Year

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	
Number allotted	933	46	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share (*including any share premium*)	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 979
Address:		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/5/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (Assistant)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	**30th April 2003**
Mrs Susan Elizabeth Brown 1 Goodwood Grove Abenbury Park WREXHAM Clwyd LL13 0LX	46
Mrs Glynis Casey 22 Ombersley Road NEWPORT Gwent NP9 3EE	99
Mr Samuel Joseph Gilbert 6B High Street Winslow BUCKINGHAM MK18 3HF	290
Mr Andrew Sladdin 39 Shubbery Road Downend BRISTOL Avon	544
	979

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 04 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	8,858	3,499	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£7.265	£7.40	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: ORDINARY	Number allotted: 12,357
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/5/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ DEPUTY

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

oyee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
11	Thomas Bolan	YK818538B	6 Ross Avenue	Dalgety Bay	Fife	KY119YN	3,200	535.33	
							514	574.33	
							1,986	583.50	
							1,158	551.50	
							2,000	610.00	
							8,858		**8,858**

28th April 2003	
Total	**8,858**

loyee	Name	NHI No	Address		Postcode	No of shares allotted	Option price (p)	
88	Michael John Adam	YL790380A	36 Woodhill	Aberdeen	AB15 5JU	3,499	610.00	
						3,499		**3,499**

30th April 2003

Total	**3,499**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,032	491	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£ 5.7879	£ 4.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,032
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 491
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2/5/03

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	**30th April 2003**
Mrs Glynis Casey 22 Ombersley Road NEWPORT Gwent NP9 4EE	**491**
	491

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,475		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.39		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,475
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/5/3

A director / secretary (Deputy) / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11,580		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.39		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 11,580
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 2/5/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Changes of particulars form *Complete in all cases*

Date of change of particulars: Day 27 Month 03 Year 2003

Name	* Style / Title	Mr
	* Honours etc	
	Forename(s)	Michael Henry
	Surname	Ellis
	† Date of Birth	Day 04 Month 08 Year 1951
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		12/5 Church Hill, Morningside
	Post town	EDINBURGH
	County / Region	Midlothian
	Postcode	EH10 4BQ
	Country	United Kingdom
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed  **Date** - 1 APR 2003

(~~**director/~~ secretary/~~administrator/ administrative receiver/ receiver manager/ receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel Tel: 0131 243 5410
Fax: 0131 243 5516

DX number DX exchange

COMPANIES HOUSE 10/04/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SC218813



Linklaters Business Services
One Silk Street
London EC2Y 8HQ
2949730



HBOS plc

(incorporated in Scotland under the Companies Act 1985 with registered number SC 218813)

U.S.$ 1,000,000,000 6.85 per cent.
Undated Subordinated Notes

Issue price: 100 per cent.

The U.S.$1,000,000,000 6.85 per cent. Undated Subordinated Notes (the "Notes") of HBOS plc ("HBOS" or the "Issuer") are proposed to be issued on 21 March 2003 (the "Closing Date"). The Notes will bear interest at 6.85 per cent. per annum payable quarterly in arrear on 23 March, 23 June, 23 September and 23 December in each year (each an "Interest Payment Date"), except that the first such interest payment shall be payable on 23 June 2003 in respect of the period from (and including) the Closing Date to (but excluding) 23 June 2003.

The Notes will be perpetual securities and not subject to any mandatory redemption provisions. Subject to the prior consent of the Financial Services Authority (the "FSA") (if then required), the Notes will be subject to redemption at the option of the Issuer in whole, but not in part only, at par together with accrued interest and Arrears of Interest (as defined under "Terms and Conditions of the Notes - Definitions") (if any) and any additional amounts which may be payable in respect of the Notes under "Terms and Conditions of the Notes - Taxation" at any time if the Issuer is required to pay additional amounts in respect of United Kingdom taxation. The Notes are also redeemable at any time at the option of the Issuer (subject to prior FSA consent, if then required) upon not less than 15 nor more than 30 days' notice at their par amount together, in each case, with accrued interest, Arrears of Interest (if any) and any additional amounts which may be payable in respect of the Notes under "Terms and Conditions of the Notes - Taxation".

The Notes will constitute direct and unsecured obligations of the Issuer, subordinated in the event of a winding up of the Issuer to the rights of Senior Creditors (as defined under "Terms and Conditions of the Notes - Definitions").

Application has been made to the FSA in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "United Kingdom Listing Authority" or "UKLA") for the Notes to be admitted to the official list of the UKLA (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for the Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List of the United Kingdom Listing Authority together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on a stock exchange. A copy of this Offering Circular, which comprises listing particulars, has been delivered to the Registrar of Companies in Scotland as required by Section 83 of the Financial Services and Markets Act 2000.

The Notes will be represented initially by a Temporary Global Note (the "Temporary Global Note") which will be delivered on the Closing Date to a custodian on behalf of the Initial Holder (as defined herein). The Temporary Global Note will be exchangeable for interests in a Permanent Global Note (the "Permanent Global Note") on or after 1 May 2003 upon certification as to non-U.S. beneficial ownership. The Permanent Global Note will be exchangeable for definitive Notes in bearer form in denominations of U.S.$1,000, U.S.$10,000 or U.S.$100,000 only in the limited circumstances set out therein. See "Summary of Provisions Relating to the Notes while in Global Form".

The date of this Offering Circular is 19 March 2003

This Offering Circular comprises listing particulars given in compliance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000 by the UKLA for the purpose of giving information with regard to HBOS, HBOS and its subsidiaries and affiliates taken as a whole (the "HBOS Group"), and the Notes. HBOS accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of HBOS (which has taken all reasonable care to ensure that such is the case), the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of HBOS to subscribe or purchase, any of the Notes. The distribution of this Offering Circular and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by HBOS to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on offers and sales of Notes and distribution of this Offering Circular see "Subscription and Sale" below.

No person is authorised to give any information or to make any representation not contained in this Offering Circular and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of HBOS. The delivery of this Offering Circular at any time does not imply that the information contained in it is correct as at any time subsequent to its date.

The Notes have not been and will not be registered under the U.S. Securities Act 1933 (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons.

Unless otherwise specified or the context otherwise requires, references in this Offering Circular to "£" and "Sterling" are to the lawful currency of the United Kingdom, to "U.S.$" and "U.S. dollars" are to the lawful currency of the United States of America, to "€" are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended and to "¥" are to the lawful currency of Japan.

TABLE OF CONTENTS

TERMS AND CONDITIONS OF THE NOTES

The terms and conditions to be endorsed on each of the Notes in definitive form (if issued) will be substantially in the following form:

The U.S.$1,000,000,000 6.85 per cent. Undated Subordinated Notes (the "Notes", which expression shall in these Conditions, unless the context otherwise requires, include any further notes issued pursuant to Condition 13 and forming a single series with the Notes) of HBOS plc ("HBOS" or the "Issuer") are constituted by a trust deed dated 21 March 2003 (the "Trust Deed") made between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trustee", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the holders of the Notes (the "Noteholders") and the holders of the interest coupons appertaining to the Notes (respectively, the "Couponholders" and the "Coupons", which expression shall, unless the context otherwise requires, include the talons for further Coupons (the "Talons")). The issue of the Notes was authorised pursuant to resolutions of the Board of Directors of the Issuer passed on 26 November 2002 and 24 February 2003 and a resolution of a duly constituted committee of the Board of Directors of the Issuer passed on 13 March 2003. The statements in these Conditions include summaries of, and are subject to, the detailed provisions of and definitions in the Trust Deed. Copies of the Trust Deed and the agency agreement dated 21 March 2003 (the "Agency Agreement") made between the Issuer, Citibank, N.A. as principal paying agent (the "Principal Paying Agent"), the other initial paying agents (together with the Principal Paying Agent, unless the context otherwise requires, the "Paying Agents") and the Trustee are available for inspection during normal business hours by the Noteholders and the Couponholders at the registered office for the time being of the Trustee, being at the date of issue of the Notes at Fifth Floor, 100 Wood Street, London EC2V 7EX, and at the specified office of each of the Paying Agents referred to below. The Noteholders and the Couponholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them.

1 Definitions

In these Conditions, except to the extent that the context otherwise requires:

"Arrears of Interest" means, so long as it remains unpaid, any interest not paid on an Interest Payment Date, together with any other interest not paid on any other Interest Payment Date(s);

"Assets" means the unconsolidated gross assets of the Issuer all as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent assets and for subsequent events, all in such manner as the directors of the Issuer, the auditors of the Issuer or the liquidator of the Issuer (as the case may be) may determine;

"Compulsory Interest Payment Date" means any Interest Payment Date if, in the six calendar months immediately preceding such Interest Payment Date, any dividend has been declared or paid or any payment of interest made on any class of share capital of the Issuer or any of the Preferred Securities or any other obligations which rank in a winding up of the Issuer junior to the claims of the Noteholders;

"€" means the lawful currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended;

"FSA" means the Financial Services Authority of the United Kingdom and shall include any successor organisation responsible for the supervision of banks' regulatory functions in the United Kingdom;

"holder", in relation to a Note, Coupon or Talon, means the bearer of such Note, Coupon or Talon;

"Interest Commencement Date" means 21 March 2003;

"Interest Payment Date" means 23 March, 23 June, 23 September and 23 December in each year, commencing 23 June 2003;

"Interest Period" means the period commencing on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and thereafter each successive period commencing on (and including) an Interest Payment Date and ending on (but excluding) the next following Interest Payment Date;

"Liabilities" means the unconsolidated gross liabilities of the Issuer, all as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent liabilities and for subsequent events, all in such manner as the directors of the Issuer, the auditors of the Issuer or the liquidator of the Issuer (as the case may be) may determine;

"Optional Interest Payment Date" means any Interest Payment Date other than a Compulsory Interest Payment Date;

"Permitted Reorganisation" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all of the business, undertaking and assets of the Issuer are transferred to a successor entity or the substitution in place of the Issuer of a subsidiary of the Issuer, the terms of which reconstruction, amalgamation, reorganisation, merger, consolidation or substitution (i) have previously been approved by the Trustee in writing or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders and (ii) do not provide that the Notes shall thereby become repayable;

"Preferred Securities" means any securities issued by the Issuer from time to time, or in respect of which the Issuer has assumed any obligations, and which, in each case, are expressed to be, or are deemed at any time by the FSA to be or to be capable of being classified as, Tier 1 Capital;

"relevant date" means, in respect of any payment on the Notes or Coupons, the date on which such payment first becomes due but, if the full amount of the money payable has not been received in New York City by the Principal Paying Agent or the Trustee on or before the due date, it means the date on which, the full amount of the money having been so received, notice to that effect shall have been duly given to the Noteholders by the Issuer in accordance with Condition 16;

"Relevant Supervisory Consent" means the consent to the relevant redemption, payment, repayment or purchase, as the case may be, of the FSA (so long as the Issuer is required by the FSA to obtain such consent);

"Senior Creditors" means all creditors of the Issuer (i) who are unsubordinated creditors of the Issuer, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up of the Issuer or otherwise) to the claims of unsubordinated creditors of the Issuer but not further or otherwise, or who are subordinated creditors of the Issuer, other than in any such case those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the Noteholders;

"£" means the lawful currency of the United Kingdom;

"Taxes" means any present or future taxes, duties, assessments or governmental charges of whatsoever nature;

"Tier 1 Capital" has the meaning ascribed to it in the FSA's "Interim Prudential Sourcebook: Banks" or any successor publication replacing such sourcebook;

"United Kingdom" means the United Kingdom of Great Britain and Northern Ireland;

"U.S.$" and "U.S. dollars" means the lawful currency of the United States of America; and

"¥" means the lawful currency of Japan.

2 Form, Denomination and Transfer

The Notes are issued in the form of serially numbered bearer Notes in denominations of U.S.$1,000, *U.S.$10,000 and U.S.$100,000 each with Coupons and a Talon attached and title thereto will pass by delivery.* Notes of one denomination are not exchangeable for Notes of any other denomination.

The Issuer, the Trustee and the Paying Agents may (to the fullest extent permitted by applicable law) deem and treat the holder of any Note or Coupon as the absolute owner for all purposes (notwithstanding any notice to the contrary and whether or not such Note or Coupon shall be overdue and notwithstanding any notice of ownership, trust or any interest in it, any writing on the Note or Coupon or any previous loss or theft thereof) and no person shall be liable for so treating the holder.

3 Status and Subordination

(a) Status

The Notes and the Coupons are unsecured, subordinated obligations of the Issuer, conditional as provided in Condition 3(*c*)(i), and rank *pari passu* and without any preference among themselves and *pari passu* in point of subordination with its €415,000,000 Fixed to Floating Rate Subordinated Extendable Maturity Notes 2048, £245,000,000 7.881 per cent. Subordinated Extendable Maturity Notes 2048, £300,000,000 7.50 per cent. Undated Subordinated Step-up Notes, €300,000,000 Floating Rate Undated Subordinated Step-up Notes, ¥42,500,000,000 3.50 per cent. Undated Subordinated Step-up Notes, £600,000,000 Undated Subordinated Notes, €500,000,000 Fixed to Floating Rate Undated Subordinated Notes and £500,000,000 5.75 per cent. Undated Subordinated Step-up Notes, (in each case, together with any further issues which shall be consolidated and form a single series therewith) and senior in point of subordination to its obligations in respect of the Preferred Securities and junior in point of subordination to its obligations in relation to Senior Creditors (as further described in 3(c) below).

(b) Set-Off

Subject to applicable law, no Noteholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes or the Coupons and each Noteholder and Couponholder shall, by virtue of being the holder of any Note or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

(c) Subordination

(i) The rights of the Noteholders and Couponholders are subordinated to the claims of Senior Creditors and, accordingly, payments of principal and interest are conditional upon the Issuer being solvent at the time for payment by the Issuer, and no principal or interest shall be payable in respect of the Notes except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purposes of this Condition 3(c)(i), the Issuer shall be solvent if (i) it is able to pay its debts owed to Senior Creditors as they fall due and (ii) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of the Issuer by two directors of the Issuer or, in certain circumstances as provided in the Trust Deed, the auditors of the Issuer or, if the Issuer is in winding up, its liquidator shall, in the absence of manifest or proven error, be treated and accepted by the Issuer, the Trustee, the Noteholders and the Couponholders and all other interested parties as correct and sufficient evidence thereof. The Trustee may rely on certificates or reports provided by the auditors of the Issuer whether or not any such certificate or report or any engagement letter or other document

entered into by the Trustee and/or the auditors of the Issuer in connection therewith contains any limit (whether monetary or otherwise) on the liability of such auditors.

(ii) If at any time an order is made or an effective resolution is passed for the winding up of the Issuer in Scotland (except in respect of a Permitted Reorganisation), there shall be payable on each Note (in lieu of any other payment, but subject as provided in this Condition 3(*c*)(ii)), such amount, if any, as would have been payable to the holder thereof if, on the day immediately prior to the commencement of the winding up of the Issuer and thereafter, such Noteholder were the holder of a preference share in the capital of the Issuer of a class having a preferential right to a return of assets in the winding up over the holders of all issued shares, including preference shares, for the time being in the capital of the Issuer and any Preferred Securities and any other obligations which rank in a winding up of the Issuer junior to the claims of Noteholders, on the assumption that such preference shareholders were entitled (to the exclusion of any other rights or privileges) to receive on a return of assets in such winding up an amount equal to the principal amount of such Note, together with Arrears of Interest, if any, and any accrued interest (other than Arrears of Interest) which is payable (as provided in the Trust Deed).

4 Interest

(a) Accrual

The Notes bear interest from (and including) the Interest Commencement Date at the rate of 6.85 per cent. per annum in accordance with the provisions of this Condition 4.

Subject to Conditions 3(*c*)(i) and 4(*b*)(i), interest shall be payable on the Notes in arrear on each Interest Payment Date as provided in this Condition 4. The amount of interest payable on each Interest Payment Date shall be U.S.$17.13 per U.S.$1,000 in principal amount, U.S.$171.30 per U.S.$10,000 in principal amount and U.S.$1,713.00 per U.S.$100,000 in principal amount of the Notes, save that in respect of the first Interest Period, the amount of interest payable on the first Interest Payment Date shall be U.S.$17.51 per U.S.$1,000 in principal amount, U.S.$175.10 per U.S.$10,000 in principal amount and U.S.$1,751.00 per U.S.$100,000 in principal amount of the Notes.

Interest shall accrue on the Notes on the basis that where interest is to be calculated in respect of a period which is equal to or shorter than an Interest Period, that the day-count fraction used will be the number of days in the period, from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date or, if earlier, the relevant payment date divided by 360 (the number of days being calculated on the basis of a year of 360 days with 12 30-day months).

If the Notes are to be redeemed pursuant to Condition 5, the Notes will cease to bear interest from (and including) the due date for redemption thereof unless, upon due presentation, payment of principal in respect of the Note is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

(b) Payment of Interest

(i) Interest payments (excluding Arrears of Interest) on the Notes shall (subject to Condition 3(*c*)(i)) be payable on each Compulsory Interest Payment Date in respect of the Interest Period ending on the day immediately preceding such date. On any Optional Interest Payment Date there may (subject to Condition 3(*c*)(i)) be paid (if the Issuer so elects and gives notice of such election to the Noteholders in accordance with sub-paragraph (ii) of this Condition 4(*b*)) the interest payable on such Optional Interest Payment Date accrued in the

Interest Period ending on the day immediately preceding such date, but the Issuer shall not be under any obligation to make such payment other than (subject to Condition 3(*c*)(i)) where such election is made and any failure to pay (other than where such election is made) shall not constitute a default by the Issuer for any purpose. Arrears of Interest may, at the option of the Issuer (subject to Condition 3(*c*)(i)), be paid in whole or in any part at any time upon the expiration of not less than seven days' notice to such effect given by the Issuer to the Trustee and the Principal Paying Agent, and to the Noteholders in accordance with Condition 16, but all Arrears of Interest on all Notes outstanding (as defined in the Trust Deed) shall (subject only to Condition 3(*c*)(ii)) become due in full on whichever is the earliest of (i) the date upon which a dividend or interest is next paid on any class of share capital of the Issuer or any of the Preferred Securities or any other obligations which rank in a winding up of the Issuer junior to the claims of the Noteholders, (ii) the date set for any redemption pursuant to Condition 5 and (iii) the commencement of winding up of the Issuer (other than in respect of a Permitted Reorganisation).

Notwithstanding the foregoing, if notice is given by the Issuer of its intention to pay Arrears of Interest in whole or in part, the Issuer shall be obliged (subject to Condition 3(*c*)(i)) to pay such Arrears of Interest in whole or in part upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued in respect of the relative Interest Payment Date (or consecutive Interest Payment Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

(ii) The Issuer shall give not less than 30 days' notice prior to any Interest Payment Date to the Trustee, the Principal Paying Agent and, in accordance with Condition 16, the Noteholders:

(A) if such Interest Payment Date will be an Optional Interest Payment Date; and

(B) whether or not the Issuer elects to pay the interest due on such Optional Interest Payment Date.

5 Redemption and Purchase

(a) Limitation on Redemption

The Notes are undated and, accordingly, have no final maturity date and may not be redeemed except in accordance with the following provisions of this Condition 5 or Condition 8. Any redemption or purchase of Notes pursuant to this Condition 5 is subject to the prior consent of the FSA (so long as the Issuer is required by the FSA to obtain such consent).

(b) Redemption for Tax Reasons

The Notes may (subject as provided in the last sentence of paragraph (a)) be redeemed at the option of the Issuer in whole, but not in part, at any time, on it giving not less than 15 nor more than 30 days' irrevocable notice to the Trustee and the Principal Paying Agent and, in accordance with Condition 16, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of the notice referred to above that there is more than an insubstantial risk that on the occasion of the next payment due in respect of the Notes, the Issuer would be required to pay additional amounts as provided in Condition 7 or the payment of interest in respect of the Notes would be treated as a "distribution" within the meaning of the Income and Corporation Taxes Act 1988 (as amended, re-enacted or replaced). Notes redeemed pursuant to this Condition 5(*b*) will be redeemed at their principal amount together with interest accrued to (but excluding) the date of redemption and all

Arrears of Interest (if any). Upon the expiry of such notice the Issuer shall be bound to redeem the Notes accordingly.

(c) *Redemption at the Option of the Issuer*

The Issuer may (subject as provided in the last sentence of paragraph (a)), at any time, on it giving not more than 30 nor less than 15 days' irrevocable notice to the Trustee and the Principal Paying Agent and, in accordance with Condition 16, the Noteholders, redeem all, but not some only, of the Notes at their principal amount, together with interest accrued to (but excluding) the date of redemption and all Arrears of Interest (if any). Upon the expiry of such notice the Issuer shall (subject to Condition 3(c)(i)) be bound to redeem the Notes accordingly.

(d) *Purchases*

The Issuer or any of its subsidiaries may (subject as provided in the last sentence of paragraph (a)) at any time purchase Notes in any manner and at any price. In each case purchases will be made together with all unmatured Coupons and unexchanged Talons appertaining thereto. If purchases are made by tender, tenders must be made available to all Noteholders alike.

(e) *Cancellation*

All Notes redeemed will be cancelled forthwith (together with all unmatured Coupons and unexchanged Talons presented therewith) and such Notes may not be reissued or resold. Notes purchased by the Issuer or any of its subsidiaries may be held or resold or surrendered for cancellation.

6 Payments

(a) *Method of Payment*

Subject as provided below, all payments of principal and interest in respect of the Notes will be made against presentation and surrender (or, in the case of part payment only, endorsement) of the Notes or the appropriate Coupons (as the case may be) at the specified office of any Paying Agent (subject to paragraph (b)) by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City. Payments of interest due in respect of any Note other than on presentation and surrender of matured Coupons shall be made only against presentation and either surrender or endorsement (as appropriate) of the relevant Note.

(b) *Payment on Winding-Up*

If any payment is to be made in respect of interest, the Interest Payment Date in respect of which falls on or after the date on which the winding up in Scotland of the Issuer is deemed to have commenced, such payment shall be made only against presentation of the relevant Note, and the Coupon for any such Interest Payment Date, any unexchanged Talons and unmatured Coupons shall be void. In addition, any Note presented for payment after an order is made or an effective resolution is passed for the winding up in Scotland of the Issuer must be presented together with all Coupons in respect of Arrears of Interest relating to Interest Payment Dates falling prior to such commencement of the winding up of the Issuer and any unexchanged Talons, failing which there shall be withheld from any payment otherwise due to the Noteholders such proportion thereof as the Arrears of Interest due in respect of any such missing Coupon bears to the total of the principal amount of the relevant Note, all Arrears of Interest in respect thereof and interest (other than Arrears of Interest) accrued on such Note in respect of the Interest Period current at the date of the commencement of the winding up.

(c) *Payments Subject to Fiscal Laws*

All payments are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 7. No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(d) *Unmatured Coupons*

Subject to Condition 6(*b*), upon the due date for redemption of any Note, unmatured Coupons (which expression shall include Coupons falling to be issued on exchange of Talons, other than such Coupons in respect of Interest Payment Dates falling on or prior to such due date for redemption) relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them. Where any Note is presented for redemption without all unmatured Coupons relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(e) *Payments on Business Days*

A Note or Coupon may only be presented for payment on a day which is a business day. No further interest or other payment will be made as a consequence of the day on which the relevant Note or Coupon may be presented for payment under this paragraph falling after the due date. In this Condition "business day" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the relevant place of presentation and in London and, in the case of a payment by transfer to a U.S. dollar account as referred to in Condition 6(*a*), in New York City.

(f) *Paying Agents*

The names of the initial Paying Agents and their initial specified offices are set out at the end of these Conditions. The Issuer reserves the right at any time with the prior written approval of the Trustee to vary or terminate the appointment of any Paying Agent and appoint additional or other Paying Agents, provided that it will maintain (i) Paying Agents having specified offices in at least two major European cities approved by the Trustee (including London, for so long as the Notes are admitted to the Official List of the FSA in its capacity as competent authority under the Financial Services and Markets Act 2000 and admitted to trading on the London Stock Exchange's market for listed securities) and (ii) a Paying Agent with a specified office in a European Union Member State that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive. Notice of any change in the Paying Agents or their specified offices will promptly be given to the Noteholders in accordance with Condition 16.

(g) *Exchange of Talons*

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon forming part of such Coupon sheet may, unless the due date for redemption of the relevant Note shall have fallen on or prior to such Interest Payment Date, be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including a further Talon, subject to the provisions of Condition 10.

7 Taxation

All payments of principal and interest in respect of the Notes and Coupons by the Issuer will be made free and clear of, and without withholding of or deduction for, or on account of, any Taxes imposed or levied by or on

behalf of the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax, unless the withholding or deduction of such Taxes is required by law. In the event of such withholding or deduction, the Issuer will pay such additional amounts as may be necessary in order that the net amounts receivable by Noteholders and Couponholders after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the Notes or the Coupons (as the case may be) in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Note or Coupon:

(a) presented for payment by, or on behalf of, a holder who (i) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or (ii) is liable to such Taxes in respect of the Note or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of the Note or Coupon; or

(b) presented for payment more than 30 days after the relevant date except to the extent that a holder would have been entitled to additional amounts on presenting the same for payment on the last day of such period of 30 days assuming that day to have been a day on which commercial banks and foreign exchange markets are open in the place of presentation; or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(d) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a Member State of the European Union.

Unless the context otherwise requires, in these Conditions, (i) references to "interest" shall be deemed to include any Arrears of Interest and (ii) references to "principal" or "interest" shall be deemed to include any additional amounts which may become payable pursuant to the foregoing provisions or any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8 Default

(a) If default is made in the payment of any principal in respect of the Notes for a period of 14 days or more after the due date for the same, or in the payment of any interest for a period of 14 days or more after a Compulsory Interest Payment Date or any other date on which any payment of interest is due, the Trustee may, subject as provided in Condition 9(*a*), at its discretion and without further notice, institute proceedings for the winding up of the Issuer in Scotland (but not elsewhere) and/or prove in any winding up of the Issuer (whether in Scotland or elsewhere), but may take no other action in respect of such default. For the purposes of this Condition 8(*a*), a payment shall be deemed to be due even if the condition set out in Condition 3(*c*)(i) is not satisfied with respect to the Issuer.

(b) The Trustee may, subject as provided in Condition 9(*a*), institute such proceedings against the Issuer as it may think fit to enforce any obligation, condition or provision binding on the Issuer under the Trust Deed or the Notes (other than any obligation for payment of any principal or interest in respect of the Notes or Coupons) provided that the Issuer shall not by virtue of any such proceedings be obliged to pay (i) any sum or sums representing or measured by reference to principal or interest in respect of the Notes or Coupons sooner than the same would otherwise have been payable by it or (ii) any damages (save in respect of the Trustee's fees and expenses incurred by it in its personal capacity).

The restriction on the payment of damages would have the effect of limiting the remedies available to the Trustee and the Noteholders in the event of a breach of certain covenants (other than payment covenants) by the Issuer.

9 Enforcement of Rights

(a) The Trustee shall not be bound to take the action referred to in paragraphs (a) or (b) of Condition 8 to enforce the obligations of the Issuer in respect of the Notes or any other proceedings pursuant to, or in connection with, the Trust Deed or the Notes unless (i) it is so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by Noteholders holding at least one-quarter in principal amount of the Notes then outstanding and (ii) it is indemnified to its satisfaction.

(b) No Noteholder or Couponholder shall be entitled to institute proceedings directly against the Issuer or prove in the winding up of the Issuer unless the Trustee, having become bound to do so, fails to do so within a reasonable period and such failure is continuing, in which event any Noteholder or Couponholder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise) himself institute such proceedings and/or prove in the winding up of the Issuer to the same extent and in the same jurisdiction (but not further or otherwise) that the Trustee would have been entitled to do so in respect of the Notes.

(c) No remedy against the Issuer, other than as referred to in Condition 8, shall be available to the Trustee or the Noteholders or Couponholders, whether for the recovery of amounts owing in respect of the Notes or under the Trust Deed or in respect of any breach by the Issuer of any of its other obligations under or in respect of the Notes or under the Trust Deed.

10 Prescription

Notes and Coupons (which for this purpose shall not include Talons) will become void unless presented for payment within 10 years and five years respectively from the relevant date in respect thereof, subject to Condition 6. There shall not be included in any Coupon sheet issued upon exchange of a Talon any Coupon which would be void upon issue pursuant to this Condition 10 or Condition 6.

11 Meetings of Noteholders, Modification and Waiver

(a) The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of any of these Conditions or any of the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons holding or representing a clear majority of the principal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the principal amount of the Notes for the time being outstanding so held or represented, except that at any meeting the business of which includes the modification of certain of these Conditions or certain of the provisions of the Trust Deed the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of Noteholders will be binding on all Noteholders, whether or not they are present at the meeting, and on all Couponholders.

(b) The Trust Deed provides for a resolution, with or without notice, in writing signed by or on behalf of the holder or holders of not less than 90 per cent. of the principal amount of the Notes for the time being outstanding to be as effective and binding as if it were an Extraordinary Resolution duly passed at a meeting of the Noteholders.

(c) The Trustee may agree, without the consent of the Noteholders or Couponholders, to any modification (subject to certain exceptions) of, or to the waiver or authorisation of any breach or proposed breach of, any of these Conditions or any of the provisions of the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders or to any modification which is, in the opinion of the Trustee, of a formal, minor or technical nature or which is made to correct a manifest or proven error. Any such modification, waiver or authorisation shall be binding on the Noteholders and the Couponholders and, unless the Trustee agrees otherwise, any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 16.

12 Substitution

(a) Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Noteholders, may agree, without the consent of the Noteholders or Couponholders, to the substitution of any Successor in Business (as defined in the Trust Deed) of the Issuer or of a subsidiary of the Issuer or any such Successor in Business in place of the Issuer as principal debtor under the Trust Deed, the Notes and the Coupons, provided:

(i) (in the case of substitution of any company which is a subsidiary of the Issuer or of such Successor in Business) that the obligations of such subsidiary in respect of the Trust Deed, the Notes and the Coupons shall be unconditionally and irrevocably guaranteed by the Issuer or such Successor in Business in such form as the Trustee may require; and

(ii) that the obligations of such Successor in Business or of such subsidiary of the Issuer and any such guarantee shall be subordinated on a basis considered by the Trustee to be equivalent to that in respect of the Issuer's obligations in respect of the Notes and Coupons.

(b) In the case of substitution pursuant to this Condition, the Trustee may in its absolute discretion agree, without the consent of the Noteholders or Couponholders, to a change of the law governing the Notes, the Coupons and/or the Trust Deed and/or the Agency Agreement and to such other amendments to the Trust Deed and such other conditions as the Trustee may require provided that such change, amendment or condition would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders.

(c) Any such substitution shall be binding on the Noteholders and the Couponholders and, unless the Trustee agrees otherwise, any such substitution shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 16.

13 *Further Issues*

The Issuer shall be at liberty from time to time without the consent of the Noteholders or the Couponholders to create and issue further notes or bonds either ranking *pari passu* in all respects (save for the first payment of interest thereon) and (in the case of notes) so that the same shall be consolidated and form a single series with the Notes or upon such terms as to ranking, interest, premium, redemption and otherwise as the Issuer may at the time of the issue thereof determine. Any such notes, if they are to form a single series with the Notes, shall be constituted by a deed supplemental to the Trust Deed and in any other case if the Trustee so agrees may be so constituted. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes or bonds of other series for the purpose of passing an Extraordinary Resolution in certain circumstances where the Trustee so decides.

14 Replacement of Notes, Coupons and Talons

If a Note, Coupon or Talon is mutilated, defaced, destroyed, stolen or lost it may be replaced at the specified office of the Principal Paying Agent on payment by the claimant of such costs as may be incurred in

connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Coupons or Talons must be surrendered before replacements will be issued.

15 *Indemnification and Exercise of Functions*

(a) The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce payment unless indemnified to its satisfaction.

(b) In connection with the exercise of any of its trusts, powers or discretions (including but not limited to those relating to any proposed modification, waiver, authorisation or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory. The Trustee shall not be entitled to require, nor shall any Noteholder or Couponholder, in connection with any such modification, waiver, authorisation or substitution, be entitled to claim from the Issuer or any other person any indemnification or payment in respect of any tax or other consequence thereof upon individual Noteholders or Couponholders except to the extent provided for by Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

16 Notices

(a) All notices regarding the Notes will be valid if published in a daily newspaper of general circulation in the United Kingdom (which is expected to be the Financial Times). If, in the opinion of the Trustee, any such publication is not possible, notice shall be validly given if published in one other English language daily newspaper approved by the Trustee with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

(b) Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition.

17 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

18 Governing Law and Jurisdiction

The Trust Deed, the Notes and the Coupons are governed by, and shall be construed in accordance with, English law.

The Issuer has in the Trust Deed irrevocably submitted for all purposes of or in connection with the Trust Deed, the Notes, the Coupons and the Talons to the jurisdiction of the English Courts. The Issuer hereby irrevocably agrees that service of process in England may be made upon it at HBOS Treasury Services plc, 33 Old Broad Street, London EC2N 1HZ (Attention: Legal and Regulatory Risk), or such other person in England notified from time to time to the Trustee, to accept service of process on its behalf in England in

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

The following is a summary of the provisions to be contained in the Trust Deed constituting the Notes and in the Global Notes (as defined below) which will apply to, and in some cases modify, the Terms and Conditions of the Notes while the Notes are represented by the Temporary Global Note or the Permanent Global Note.

1. The Notes will initially be in the form of a Temporary Global Note which will be delivered on the Closing Date to a custodian on behalf of the Initial Holder.

2. The Temporary Global Note is exchangeable in whole or in part for interests in the Permanent Global Note on or after a date which is expected to be 1 May 2003 upon certification as to non-U.S. beneficial ownership.

3. The Permanent Global Note will be exchangeable in whole but not in part only (free of charge to the holder) for definitive Notes (i) upon the happening of any of the events set out in Condition 8(*a*) or (ii) if HBOS would suffer a disadvantage as a result of a change in laws or regulations (taxation or otherwise) which would not be suffered were the Notes in definitive form and a certificate of such effect signed by two directors of HBOS is given to the Trustee.

   Thereupon (in the case of (i) above) the holder may give notice to the Trustee, and (in the case of (ii) above) HBOS may give notice to the Trustee and to the Noteholders in accordance with Condition 16, of its intention to exchange the Permanent Global Note for definitive Notes on or after the Exchange Date (as defined below) specified in the notice.

   On or after the Exchange Date the holder of the Permanent Global Note may surrender the Permanent Global Note to or to the order of the Principal Paying Agent. In exchange for the Permanent Global Note HBOS will deliver, or procure the delivery of, an equal aggregate principal amount of definitive Notes in bearer form, serially numbered, in denominations of U.S.$1,000, U.S.$10,000 and U.S.$100,000 (having attached to them Coupons in respect of interest which has not already been paid on the Permanent Global Note and in respect of which claims shall not have become prescribed and, where appropriate, a Talon for further Coupons), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Trust Deed.

   "Exchange Date" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying Agent is located.

4. No payment will be made on the Temporary Global Note unless exchange for an interest in the Permanent Global Note is improperly withheld or refused. Payments of principal and interest in respect of Notes represented by the Permanent Global Note will, subject as set out below, be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of the Permanent Global Note to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purposes. A record of each payment made will be endorsed on the appropriate schedule to the Permanent Global Note by or on behalf of the Principal Paying Agent, which endorsement shall be prima facie evidence that such payment has been made in respect of the Notes.

5. For so long as all the Notes are represented by the Permanent Global Note, notices to Noteholders may be given by delivery of the relevant notice to the holder thereof rather than by publication as required by Condition 16.

6. Claims against HBOS in respect of principal and interest on the Notes represented by the Permanent Global Note will be prescribed after 10 years (in the case of principal) and five years (in the case of interest) from the relevant date.

7. Cancellation of any Note represented by the Permanent Global Note and required by the Terms and Conditions of the Notes to be cancelled following its redemption or purchase will be effected by endorsement by or on behalf of the Principal Paying Agent of the reduction in the principal amount of the Permanent Global Note on the relevant schedule thereto.

8. The holder of a Global Note shall, at any meeting of the Noteholders, be treated as having one vote in respect of each U.S.$1,000 in principal amount of the Notes represented by the Global Note.

CAPITALISATION AND INDEBTEDNESS OF HBOS

The information in the following table and the notes thereto show the audited consolidated capitalisation and indebtedness of HBOS as at the date set forth below and has been extracted without material adjustment from HBOS Group's Report & Accounts for the year ended 31 December 2002.

	As at 31 December 2002
	(£ millions)
Authorised Capital	
9¼% Non-Cumulative Irredeemable Preference Shares (of £1 each)	375
9¾% Non-Cumulative Irredeemable Preference Shares (of £1 each)	125
6.125% Non-Cumulative Redeemable Preference Shares (of £1 each)	200
Sterling Preference Shares (of £1 each)	1,000
8.117% Non-Cumulative Perpetual Preference Shares Class A (of £10 each)	3
7.754% Non-Cumulative Perpetual Preference Shares Class B (of £10 each)	1
Ordinary Shares (of 25p each)	1,185
	2,889

	As at 31 December 2002
	(€ millions)
Euro Preference Shares	1,500
	1,500

	As at 31 December 2002
	(£ millions)
Issued Capital	
9¼% Non-Cumulative Irredeemable Preference Shares (of £1 each, fully paid)	300
9¾% Non-Cumulative Irredeemable Preference Shares (of £1 each, fully paid)	100
Ordinary Shares (of 25p each, fully paid)	946
Reserves	12,423
Shareholders' Funds (including non-equity interests)	13,769
Minority Interests - Equity	436

	As at 31 December 2002
	(£ millions)
Minority and Other Interests - Non Equity[1]	1,703
	2,139
Subordinated loan capital[2]	
Undated[3]	3,437
Dated[4]	5,690
Total Capital Resources	25,035
Other Borrowings[5]	
Deposits by banks	45,637
Customer accounts	150,221
Debt securities in issue	80,771
Total Indebtedness	276,629
Total Capitalisation and Indebtedness[7]	301,664

Note:

(1) The Minority and Other Interests - Non Equity was comprised as follows:

	As at 31 December 2002
	(£ millions)
£600 million Perpetual Preferred Securities *	600
£250 million Preferred Securities **	250
£150 million Preferred Securities **	150
£245 million Preferred Securities *	245
€415 million Preferred Securities *	270
£198 million non-cumulative Preference Shares	198
Unamortised Premiums, Discounts and Issue Costs	(10)
	1,703

* HBOS provides a subordinated guarantee in respect of each of the issues of £245,000,000 7.881 per cent. Guaranteed Non-voting Non-cumulative Preferred Securities issued by HBOS Sterling Finance (Jersey) L.P., €415,000,000 Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities issued by HBOS Euro Finance (Jersey) L.P. and the issue of £600,000,000 6.461 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A issued by HBOS Capital Funding L.P.

** Bank of Scotland has provided a subordinated guarantee in respect of each of the issues of £250,000,000 8.117 per cent. Non-cumulative Perpetual Preferred Securities Class A and £150,000,000 7.754 per cent. Non-cumulative Perpetual Preferred Securities Class B by Bank of Scotland Capital Funding L.P. All other non-equity minority interests are unguaranteed.

(2) All loan capital issued by the HBOS Group, as detailed in the tables below, has been issued on an unsecured basis. Unless otherwise stated, issues of loan capital are unguaranteed.

(3) The Subordinated Undated Loan Capital was comprised as follows:

	As at 31 December 2002
	(£ millions)
€500 million Fixed to Floating Rate Undated Subordinated Notes	325
£150 million 7.286% Series A Perpetual Regulatory tier One Securities	150
£150 million 7.281% Series B Perpetual Regulatory tier One Securities	150
£300 million 7.5% Undated Subordinated Step-Up Notes	300
JPY 42.5 billion 3.50% Undated Subordinated Yen Step-up Notes	222
U.S.$300 million Reset Notes	186
£200 million Perpetual Notes	200
£200 million 7.375% Subordinated Guaranteed Bonds*	200
€300 million Floating Rate Subordinated Step-Up Notes	195
U.S.$250 million Floating Rate Primary Capital Notes	155
£150 million Instruments	150
£150 million Instruments	150
JPY 17 billion Instruments	99
£100 million Instruments	100
£100 million 12% Sterling Perpetual Subordinated Bonds	100
£100 million 8.75% Sterling Perpetual Subordinated Bonds	100
£75 million 13.625% Sterling Perpetual Subordinated Bonds	75
JPY 9 billion Instruments	47
£50 million 9.375% Sterling Perpetual Subordinated Bonds	50
£500 million 5.75% Undated Subordinated Step-up Notes	500
Unamortised Premiums, Discounts and Issue Costs	(17)
	3,437

* Clerical Medical Investment Group ("CMIG") (a wholly owned subsidiary of HBOS) has provided a subordinated guarantee to Clerical Medical Finance plc ("CMF") (a wholly owned subsidiary of CMIG) in relation to the issue by CMF of 7.375 per cent. Undated Subordinated Guaranteed Bonds.

(4) The Subordinated Dated Loan Capital was comprised as follows:

	As at 31 December 2002
	(£ millions)
U.S.$300 million 8.80% Notes 2004*	186
£400 million 8.75% Subordinated Notes 2006	400
U.S.$150 million 8.85% Notes 2006*	93

	As at 31 December 2002
	(£ millions)
£75 million 9.125% Subordinated Notes 2006	75
£60 million 9.00% Instruments 2006	60
€650 million 4.75% Subordinated Bonds 2009	423
U.S.$500 million Floating Rate Subordinated Step-up Callable Notes 2009	310
€ 500 million 5.50% Instruments 2009	325
£75 million Floating Rate Subordinated Notes 2009	75
U.S.$500 million Notes 2010*	310
£75 million Floating Rate Instruments 2010	75
U.S.$150 million Notes 2011*	93
€7 million Floating Rate Notes 2011	5
€750 million Subordinated Fixed Rate Notes 2012	488
U.S.$450 million Subordinated Floating Rate Notes 2012	279
£200 million Floating Rate Step-up Callable Subordinated Notes 2012	200
€12.8 million 6.25% Instruments 2012	8
A$75 million Callable Notes 2012	26
€1,000 Subordinated Callable Fixed/Floating Rate Instruments 2013	651
€325 million 6.125% Notes 2013	212
£250 million 11% Subordinated Bonds 2014	250
£150 million 10.5% Subordinated Bonds 2018	150
£250 million 6.375% Instruments 2019	250
£500 million 9.375% Subordinated Bonds 2021	500
€400 million 6.45% Eurodated Floating Subordinated Guaranteed Bonds 2023**	261
Unamortised premiums, discounts and issue costs	(15)
	5,690

* These notes, the proceeds of which are on-lent to Bank of Scotland, are liabilities of wholly-owned subsidiaries of Bank of Scotland and are guaranteed unconditionally by the Bank of Scotland on a subordinated basis.

** CMIG has provided a subordinated guarantee to CMF in relation to the issue by CMF of 6.45 per cent. Eurodated Floating Subordinated Guaranteed Bonds 2023.

(5) Save for £603 million of the HBOS Group's debt securities in issue which are unguaranteed but secured on advances to customers and certain other assets of the HBOS Group, and £9,286 million of the HBOS Group's debt securities in issue which are unguaranteed but secured on asset backed securities of the HBOS Group, none of the other borrowings listed are secured or guaranteed. As at 31 December 2002, the HBOS Group had contingent liabilities (including guarantees) of £2,829 million. No account has been taken of intra group guarantees.

(6) On 12 March 2003, HBOS announced its intention to issue, on or around 20 March 2003, €1,000,000,000 4.875 per cent Subordinated Notes due 2015.

(7) There has been no material change in the capitalisation, indebtedness and contingent liabilities (including guarantees) of HBOS Group since 31 December 2002.

DESCRIPTION OF THE BUSINESS OF HBOS AND THE HBOS GROUP

On 10 September 2001, The Governor & Company of the Bank of Scotland ("Bank of Scotland") and Halifax Group plc ("Halifax Group") merged under HBOS. HBOS is the ultimate holding company for Halifax plc, Bank of Scotland and a number of other subsidiaries principally carrying on financial services business. HBOS is a public limited company incorporated in Scotland (registered number SC218813) under the Companies Act 1985 with its head office, corporate headquarters and registered office at The Mound, Edinburgh, EH1 1YZ. Subsequent to the merger, all of Halifax Group's innovative Tier I and Tier II capital and any guarantee obligations thereunder were transferred to HBOS on 1 July 2002.

The HBOS Group's products and services can be categorised into the following business sectors:

- Retail Banking
- Business Banking
- Corporate Banking
- Insurance & Investment
- Treasury

Retail Banking

The retail operations and consumer credit businesses of Halifax Group were combined with the personal banking division of Bank of Scotland to form the Retail Banking Division of the HBOS Group employing over 40,000 people in over 1,000 branches and 10 call centres throughout the United Kingdom.

The HBOS Group has over 19 million customers and offers an extensive range of personal finance products and services including mortgages, savings, current accounts, credit cards, online services, share dealing and estate agency. In addition to Halifax and Bank of Scotland, other brands within the Retail Banking Division include Intelligent Finance, Birmingham Midshires and The Mortgage Business.

The HBOS Group is the largest mortgage provider in the United Kingdom, with residential mortgages of approximately £145 billion and the United Kingdom's largest savings provider with savings and banking balances of over £100 billion as at 31 December 2002.

Business Banking

The Business Banking Division provides a range of finance products and services principally to small and medium-sized enterprises ("SMEs") through a network of branches and business centres in the United Kingdom and Ireland as well as through internet banking, mail and telephone. The HBOS Group provides a full banking service to SMEs including deposits and investments, business finance, commercial mortgages, free internet banking, merchant services and business insurance. The Business Banking Division also provides specialist services such as asset finance, cashflow finance, motor finance, vehicle management and contract hire. The Business Banking Division employs over 7,400 employees in the United Kingdom, Ireland and Australia.

The HBOS Group provides finance products and services to approximately 33 per cent. (as of September 2002) of the SME market in Scotland and is aiming to capture a significant amount of SME business in England and Wales.

Corporate Banking

The Corporate Banking Division focuses on larger businesses (typically those with an annual turnover in excess of £10 million) and comprises a number of relationship banking and specialist lending teams with responsibilities including working capital finance, term loans, asset finance, multi-currency loans and deposits, project and specialist finance, acquisition finance and syndicated lending. The key objective of these teams is to expand and strengthen the HBOS Group's corporate market share by pursuing a relationship and partnership driven approach and delivering specialist services to existing and new customers.

The HBOS Group employs over 1,500 staff in the Corporate Banking Division in over 20 locations in Scotland and England, with international operations in New York, Chicago, Houston, Los Angeles, Boston, Seattle, Minneapolis, Paris, Frankfurt, Amsterdam, Madrid, Singapore and Sydney.

The HBOS Group was the leader, of deals by volume, in the provision of acquisition finance to the United Kingdom and European management buy-out sector for the year ended 31 December 2001 and is one of the leading providers of debt for public to private transactions.

Insurance & Investment

The Insurance & Investment Division ("IID") comprises a number of different brands including Halifax Financial Services, Bank of Scotland Investment Services, Clerical Medical Investment Group, St James's Place Capital, St Andrew's and esure.

Products offered by the companies within IID include savings, investments and pensions, life and repayment insurance and household, travel and motor insurance distributed through a number of different channels, branches, independent financial advisers, company agents and by telephone.

Treasury

HBOS Treasury Services plc ("Treasury Services") provides centralised wholesale multi-currency funding, liquidity management and treasury services to HBOS and its subsidiary undertakings in the United Kingdom and the Republic of Ireland. Treasury Services manages the market risk arising from the HBOS Group's Retail, Business and Corporate divisions. It operates in the world's foreign exchange and money markets and also provides a range of treasury services to certain of the HBOS Group's customers from offices in London and Glasgow. Treasury Services also trades in foreign exchange and in a limited range of derivative instruments primarily for risk management purposes. It leads the debt capital issuance and asset securitisation activities of the HBOS Group in the United Kingdom. Treasury Services has no subsidiaries.

Following the merger of Halifax Group and Bank of Scotland in 2001, substantially all of the treasury business of Halifax plc was transferred to Bank of Scotland Treasury Services PLC with effect from 1 June 2002. On 14 June 2002, Bank of Scotland Treasury Services PLC changed its name to HBOS Treasury Services plc.

Management and Organisation

The names of the HBOS Directors, all of The Mound, Edinburgh EH1 1YZ, their functions and principal outside activities are as follows:

Director's Name	Responsibilities	Principal outside activities
Lord Stevenson of Coddenham	Chairman	Pearson plc
Sir Ronald Garrick	Deputy Chairman - Non Executive	
James Crosby	Chief Executive	
Mike Ellis	Group Finance Director	
Phil Hodkinson	Chief Executive, Insurance & Investment Division	
Andy Hornby	Chief Executive, Retail Division	
Gordon McQueen	Chief Executive, Treasury Services Division	
Colin Matthew	Chief Executive, Business Banking Division	
George Mitchell	Chief Executive, Corporate Banking Division	
Charles Dunstone	Non-Executive Director	Carphone Warehouse plc
Tony Hobson	Non-Executive Director	
Brian Ivory	Non-Executive Director	
John Maclean	Non-Executive Director	
Coline McConville	Non-Executive Director	Clear Channel International Limited
Sir Bob Reid	Non-Executive Director	
Louis Sherwood	Non-Executive Director	
Philip Yea	Non-Executive Director	Investcorp International Limited

Certain details of HBOS's principal subsidiaries are as follows:

Company Name	Activity	Country of Incorporation or Registration	Registered Office/ Head Office
The Governor & Company of the Bank of Scotland	Banking	Scotland	The Mound Edinburgh EH1 1YZ
Halifax plc	Banking services	England and Wales	Trinity Road Halifax HX1 2RG
Halifax Share Dealing Limited	Execution only stockbroking	England and Wales	Trinity Road Halifax HX1 2RG

Company Name	Activity	Country of *Incorporation or* Registration	*Registered Office/* Head Office
HBOS Insurance & Investment Group Limited	Financial Services	England and Wales	Trinity Road Halifax HX1 2RG

Certain details of the principal subsidiary undertakings of HBOS Insurance & Investment Group Limited are set out below:

Company Name	Activity	*Country of* Incorporation or Registration	Registered Office	Total % held by HBOS Insurance & Investment Group Ltd
Halifax General Insurance Services Limited	General insurance	England and Wales	Trinity Road Halifax HX1 2RG	100%
Clerical Medical Investment Group Holdings Limited and its subsidiaries	Life assurance	England and Wales	33 Old Broad Street London EC2N 1HZ	100%
Halifax Financial Services (Holdings) Limited and its subsidiaries	Financial services	England and Wales	Trinity Road Halifax HX1 2RG	100%
St James's Place Capital PLC and its subsidiaries	Financial services	England and Wales	J Rothschild House Dollar Street Cirencester GL7 2AQ	60%*

* as at 31 December 2002

Certain details of the principal subsidiary undertakings of Bank of Scotland are set out below:

Company Name	Activity	Country of Incorporation or Registration	Registered Office	Total % held by Bank of Scotland
HBOS Treasury Services plc	Banking	England and Wales	33 Old Broad Street London EC2N 1HZ	100%

Company Name	Activity	Country of Incorporation or Registration	Registered Office	Total % held by Bank of Scotland
Capital Bank plc	Personal finance and banking services	England and Wales	Queens Park Road Handbridge Chester CH88 3AN	100%
Bank of Western Australia Limited	Retail and commercial banking	Australia	Bankwest Tower 108 St Georges Terrace, Perth Australia WA 6000	56.3%*

* as at 31 December 2002

UNITED KINGDOM TAXATION

The comments below are of a general nature and are based on HBOS' understanding of current United Kingdom law and practice. The comments relate to the position of persons (other than dealers or persons connected with HBOS) who are the absolute beneficial owners of their Notes and entitled to the interest thereon. These comments do not necessarily apply where the interest is for tax purposes deemed to be the income of any other person. Any person who is subject to tax in a jurisdiction outside the United Kingdom or who is unsure about their tax position should seek professional advice.

Interest on the Notes

The Notes issued will constitute "quoted Eurobonds" provided they are and continue to be listed on a recognised stock exchange, within the meaning of section 841 of the Income and Corporation Taxes Act 1988. The London Stock Exchange is a recognised stock exchange for these purposes. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and are admitted to trading on the London Stock Exchange. Whilst the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without withholding or deduction for or on account of United Kingdom tax.

In all other cases, interest will generally be paid under deduction of income tax at the lower rate subject to the availability of other reliefs or to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty.

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

The interest has a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of holders of the Notes who are not resident in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the Notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the United Kingdom branch or agency.

If interest were paid under deduction of United Kingdom income tax (e.g. if the Notes lost their listing), Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty.

Noteholders should note that the provisions relating to additional amounts referred to in "Terms and Conditions of the Notes — Taxation" of the Notes above would not apply if the Inland Revenue sought to assess directly the person entitled to the relevant interest to United Kingdom tax. However, exemption from, or reduction of, such United Kingdom tax liability might be available under an applicable double taxation treaty.

United Kingdom Corporation Tax Payers

Noteholders within the charge to United Kingdom corporation tax will generally be subject to tax as income on all profits and gains arising from, and fluctuations in the value of, the Notes broadly in accordance with their statutory accounting treatment. Such Noteholders will generally be charged to tax in each accounting

period by reference to interest accrued and to any profit (or loss) (calculated in accordance with such Noteholders' authorised accounting method) arising in that period. Fluctuations in value relating to foreign exchange gains and losses will be brought into account as income.

Other United Kingdom Taxpayers

A disposal of a Note by a Noteholder resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Note is attributable may give rise to a chargeable gain or allowable loss for the purposes of taxation of capital gains. In calculating any gain or loss on disposal of a Note, sterling values are compared at acquisition and transfer. Accordingly, a taxable profit can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the Note. Any accrued interest at the date of disposal will be taxed under the provisions of the Accrued Income Scheme.

A transfer of a Note by a holder resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade in the United Kingdom through a branch or agency to which the Note is attributable may give rise to a charge to tax on income in respect of an amount representing interest on the Note which has accrued since the preceding interest payment date.

Stamp Duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty or stamp duty reserve tax should be payable on the issue of a Note or on its transfer by delivery.

Proposed EU Directive on the Taxation of Savings Income

On 21 January 2003, the Council of the European Union published revised proposals for a draft Directive to ensure effective taxation of savings income in the form of interest payments within the European Community. Subject to a number of important conditions being met, it is currently proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The Directive is not yet final and may be subject to further amendment.

SUBSCRIPTION AND SALE

The initial holder of the Notes (the "Initial Holder") has, under a purchase agreement dated 19 March 2003 (the "Purchase Agreement"), agreed with the Issuer to subscribe for the Notes at the issue price of 100 per cent. of the principal amount thereof. HBOS will pay to the Initial Holder an underwriting commission of 2 per cent. of the principal amount of the Notes and will reimburse certain expenses of the Initial Holder. The Initial Holder is entitled to terminate the Purchase Agreement in certain circumstances prior to payment for the Notes to the Issuer.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

The Initial Holder has agreed that, except as permitted by the Purchase Agreement, it will not offer, sell or deliver the Notes, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, within the United States or to, or for the account or benefit of, U.S. persons and it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering, an offer or sale of the Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

United Kingdom

The Initial Holder has represented, warranted and agreed that it has not offered or sold and will not offer or sell, any Notes to persons in the United Kingdom prior to admission of the Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 ("FSMA") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA.

General

No action has been or will be taken by HBOS or the Initial Holder that would permit a public offering of the Notes, or the possession or distribution of this Offering Circular, or any amendment or supplement thereto, or any other offering material relating to the Notes, in any country or jurisdiction where action for that purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material may be distributed or published, in or from any country or

GENERAL INFORMATION

1. Transactions in respect of the Notes will be settled through HBOS Treasury Services plc. The Stock Exchange Daily Official List (SEDOL) code for the Notes is 3271900 and the International Securities Identification Number (ISIN) for the Notes is GB0032719006.

2. It is expected that admission of the Notes to the Official List and to trading on the London Stock Exchange's market for listed securities will be granted on or before 21 March 2003, subject only to the issue of the Temporary Global Note. Prior to admission to the Official Listing and to trading, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for settlement in dollars and for delivery on the third working day after the day of the transaction.

3. HBOS has obtained all necessary consents, approvals and authorisations in the United Kingdom in connection with the issue and performance of the Notes. The issue of the Notes was authorised pursuant to resolutions of the Board of Directors of HBOS passed on 26 November 2002 and 24 February 2003 and a resolution of a committee of the Board of Directors of HBOS passed on 13 March 2003.

4. Except as disclosed herein, there has been no significant change in the financial or trading position of HBOS or of the HBOS Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

5. Neither HBOS nor any member of the HBOS Group is involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the HBOS Group nor is HBOS aware that any such proceedings are pending or threatened.

6. No redemption or purchase for cancellation of the Notes by HBOS or by any of its subsidiaries will be made without the prior consent of the FSA (so long as the Issuer is required by the FSA to obtain such consent).

7. All Notes and Coupons will carry the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code".

8. Copies of the latest annual consolidated audited Report and Accounts of HBOS and the latest interim unaudited consolidated accounts of HBOS may be obtained from, and copies of the Trust Deed and the Agency Agreement will be available for inspection at the specified offices of the Paying Agents during normal business hours for so long as any of the Notes is outstanding.

9. Copies of the following documents may be inspected at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours on any day (Saturdays, Sundays and public holidays excepted) for a period of 14 days from the date hereof:

    (a) the Memorandum and Articles of Association of HBOS;

    (b) the consolidated audited Report and Accounts of HBOS for the financial years ended 31 December 2001 and 31 December 2002;

    (c) drafts (subject to modification) of the Trust Deed to constitute the Notes (which contains the form of the Temporary Global Note, the Permanent Global Note and the definitive Notes, Coupons and Talons) and of the Agency Agreement; and

(d) the Purchase Agreement.

10. HBOS does not publish non-consolidated annual financial statements or non-consolidated interim financial statements.

11. The auditor of HBOS is KPMG Audit Plc, Chartered Accountants and Registered Auditors, and they have audited, and rendered unqualified audit reports (which did not contain any statements made under Section 237(2) or (3) of the Companies Act 1985), on the audited consolidated accounts of HBOS for the years ended 31 December 2001 and 31 December 2002, the audited consolidated accounts of Halifax Group for the year ended 31 December 2000 and the audited consolidated accounts of Bank of Scotland for the year ended 28 February 2001. Statutory accounts for such years have, in the case of Halifax Group, been delivered to the Registrar of Companies in England and Wales and, in the case of HBOS, been delivered to the Registrar of Companies in Scotland.

REGISTERED OFFICE OF HBOS plc

The Mound
Edinburgh
EH1 1YZ
United Kingdom

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX
United Kingdom

PRINCIPAL PAYING AGENT

Citibank, N.A.
5 Carmelite Street
London
EC4Y 0PA
United Kingdom

PAYING AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69 route d'Esch
L-1470 Luxembourg

LEGAL ADVISERS

To HBOS as to English law

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

To HBOS as to Scots law

Tods Murray WS
66 Queen Street
Edinburgh
EH2 4NE
United Kingdom

To the Trustee as to English law

Allen & Overy
One New Change
London EC4M 9QQ

AUDITORS

KPMG Audit Plc
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG
United Kingdom

OFFERING CIRCULAR DATED 10 APRIL 2003


HBOSplc

HBOS plc

(incorporated in Scotland under the Companies Act 1985 with registered number SC218813)

£600,000,000
5.75 per cent. Undated Subordinated Step-up Notes

Issue Price 99.634 per cent

The £600,000,000 5.75 per cent. Undated Subordinated Step-up Notes (the "Notes") of HBOS plc ("HBOS" or the "Issuer") are proposed to be issued on 14 April 2003 (the "Closing Date"). The Notes will bear interest at the rate of 5.75 per cent. per annum payable annually in arrear on 14 April in each year, in respect of the period from (and including) the Closing Date to (but excluding) 14 April 2022 (the "First Reset Date"). From (and including) the First Reset Date and every fifth anniversary thereafter, the Notes will bear interest annually in arrear at the rates to be calculated as more fully described under "Terms and Conditions of the Notes — Interest — Reset Rate of Interest".

The Notes will be perpetual securities and not subject to any mandatory redemption provisions. The Notes will be redeemable on the First Reset Date or on any Reset Date (as defined herein) thereafter in whole, but not in part, at the option of HBOS, at their principal amount, together with interest accrued to (but excluding) the date of redemption and all Arrears of Interest (as defined herein), if any. The Notes will also be redeemable, subject to the satisfaction of certain conditions, in whole but not in part, at any time as a result of certain taxation reasons (as more fully described under "Terms and Conditions — Redemption and Purchase — Redemption for Tax Reasons"). Under existing Financial Services Authority ("FSA") requirements, HBOS may not redeem or purchase any Notes unless the FSA has given its prior written consent.

The Notes will be unsecured obligations of HBOS and will be subordinated to the claims of Senior Creditors (as defined herein). No payment of principal or interest in respect of the Notes may be made unless HBOS is able to make such payment and remain solvent immediately thereafter. In addition, interest on the Notes need not be paid on any Interest Payment Date (as defined herein) by HBOS if, in the six calendar months immediately preceding such Interest Payment Date, no dividend has been declared or paid and no payment of interest made on any class of share capital or any other obligation of HBOS ranking junior to the Notes on a winding-up of HBOS. See "Terms and Conditions of the Notes — Interest". In the event of the winding up of HBOS in Scotland, the holders of the Notes will, for the purpose only of calculating the amount payable in respect thereof, be treated as if they were the holders of preference shares in the capital of HBOS on the day immediately prior to the commencement of the winding up and thereafter. See "Terms and Conditions of the Notes — Status and Subordination".

The Notes are expected to be assigned on issue a rating of A by Standard & Poor's Rating Services, a division of The McGraw Hill Companies, Inc. ("Standard & Poor's"), Aa3 by Moody's Investors Services, Inc. ("Moody's") and AA– by Fitch Inc. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.

The Notes will initially be represented by a temporary global Note (the "Temporary Global Note"), which will be deposited with a common depositary on behalf of Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and Euroclear Bank S.A./N.V. as operator of the Euroclear system ("Euroclear") on the Closing Date. The Temporary Global Note will be exchangeable for interests in a permanent global Note (the "Permanent Global Note") on or after 27 May 2003 upon certification as to non-US beneficial ownership. The Permanent Global Note will be exchangeable for definitive Notes in bearer form in the denominations of £1,000, £10,000 and £100,000 each only in the limited circumstances set out therein. See "Summary of Provisions Relating to the Notes while in Global Form".

Applications have been made to the FSA in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority" and the "FSMA" respectively) for the Notes to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange.

Joint Lead Managers

Credit Suisse First Boston | **UBS Warburg**

This Offering Circular comprises listing particulars given in compliance with the listing rules made under Section 74 of the FSMA by the UK Listing Authority for the purpose of giving information with regard to HBOS, HBOS and its subsidiaries taken as a whole (the "HBOS Group") and the Notes. A copy of this Offering Circular has been delivered to the Registrar of Companies in Scotland as required by Section 83 of the FSMA.

The Issuer accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

No person has been authorised to give any information or to make any representation not contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorised by HBOS or the Joint Lead Managers (as defined under "Subscription and Sale"). Neither the delivery of this Offering Circular nor any subscription, sale or purchase made in connection herewith shall, in any circumstances, create any implication that there has been no change in the affairs of HBOS or the HBOS Group since the date hereof.

Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their residence and domicile for the acquisition, holding or disposal of Notes and any foreign exchange restrictions that might be relevant to them.

Prospective investors should satisfy themselves that they understand all of the risks associated with making investments in the Notes. If a prospective investor is in any doubt whatsoever as to the risks involved in investing in the Notes, he should consult his professional advisers.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of, HBOS or the Joint Lead Managers to subscribe for or purchase any of the Notes. The distribution of this Offering Circular and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by HBOS and the Joint Lead Managers to inform themselves about, and to observe, any such restrictions.

No action has been taken to permit a public offering of the Notes in any jurisdiction where action would be required for such purpose. Accordingly, the Notes may not be offered or sold, directly or indirectly, and this Offering Circular may not be distributed in any jurisdiction, except in accordance with the legal requirements applicable in any such jurisdiction. In particular, the Notes have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered within the United States or to US persons. A further description of certain restrictions on the offering and sale of the Notes and on the distribution of this Offering Circular is given under "Subscription and Sale" below.

Unless otherwise specified or the context otherwise requires, references in this Offering Circular to "£" and "Sterling" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (the "United Kingdom"), references to "€" and "euro" are to the currency introduced at the start of the third stage of European Economic and Monetary Union, pursuant to the Treaty establishing the European Community, as amended from time to time, references to "JPY" and "¥" are to the lawful currency of Japan and references to "US$" and "USD" are to the lawful currency of the United States of America.

IN CONNECTION WITH THIS ISSUE, UBS LIMITED OR ANY PERSON ACTING FOR IT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE CLOSING DATE. HOWEVER THERE IS NO OBLIGATION ON UBS LIMITED TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

TABLE OF CONTENTS

TERMS AND CONDITIONS OF THE NOTES

The terms and conditions to be endorsed on each of the Notes in definitive form (if issued) will be substantially in the following form:

The £600,000,000 5.75 per cent. Undated Subordinated Step-up Notes (the "Notes", which expression shall in these Conditions, unless the context otherwise requires, include any further notes issued pursuant to Condition 13 and forming a single series with the Notes) of HBOS plc (the "Issuer") are constituted by a trust deed dated 14 April 2003 (the "Trust Deed") made between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee for the holders of the Notes (the "Noteholders") and the holders of the interest coupons appertaining to the Notes (respectively, the "Couponholders" and the "Coupons", which expression shall, unless the context otherwise requires, include the talons for further Coupons (the "Talons")). The issue of the Notes was authorised pursuant to a resolution of the Board of Directors of the Issuer passed on 26 November 2002 and resolutions of a duly constituted committee of the Board of Directors of the Issuer passed on 3 April 2003. The statements in these Conditions include summaries of, and are subject to, the detailed provisions of and definitions in the Trust Deed. Copies of the Trust Deed and the agency agreement dated 14 April 2003 (the "Agency Agreement") made between the Issuer and Citibank, N.A. as principal paying agent (the "Principal Paying Agent", which expression includes the principal paying agent for the time being) and as agent bank (the "Agent Bank") and the Trustee are available for inspection during normal business hours by the Noteholders and the Couponholders at the registered office for the time being of the Trustee, being at 14 April 2003 at Fifth Floor, 100 Wood Street, London EC2V 7EX, and at the specified office of the Paying Agents (as defined below). The Noteholders and the Couponholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those provisions of the Agency Agreement applicable to them.

1. Definitions

In these Conditions, except to the extent that the context otherwise requires:

"Arrears of Interest" means, so long as it remains unpaid, any interest not paid on an Interest Payment Date, together with any other interest not paid on any other Interest Payment Date(s);

"Assets" means the unconsolidated gross assets of the Issuer, as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent assets and for subsequent events, all in such manner as the directors of the Issuer, the auditors of the Issuer or the liquidator of the Issuer (as the case may be) may determine;

"Benchmark Gilt" means, in respect of an Interest Calculation Period, such United Kingdom government security having a maturity date on or about the last day of such Interest Calculation Period as the Agent Bank, with the advice of the Reference Dealers, may determine to be appropriate;

"Compulsory Interest Payment Date" means any Interest Payment Date if, in the six calendar months immediately preceding such Interest Payment Date, any dividend has been declared or paid or any payment of interest made on any class of share capital of the Issuer or any of the Preferred Securities or any other obligations which rank in a winding up of the Issuer junior to the claims of the Noteholders;

"Determination Date" means, in relation to an Interest Calculation Period, the fifth London Business Day prior to the first day of such Interest Calculation Period, provided that if it is not possible for any reason to determine the Gross Redemption Yield on such day, the Determination Date shall be postponed to the first London Business Day thereafter on which the Agent Bank determines that it is possible to determine the Gross Redemption Yield;

"euro" or "€" means the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended;

"First Reset Date" means 14 April 2022;

"FSA" means the Financial Services Authority of the United Kingdom and shall include any successor organisation responsible for the supervision of banks' regulatory functions in the United Kingdom;

"Gross Redemption Yield" means, with respect to a security, the gross redemption yield on such security, as calculated by the Agent Bank on the basis set out by the United Kingdom Debt Management Office in the paper "Formulae for Calculating Gilt Prices from Yields" page 4, Section One: Price/Yield Formulae "Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-

Coupon Date" (published 8/6/1998) on a semi-annual compounding basis (converted to an annualised yield and rounded up (if necessary) to four decimal places);

"holder", in relation to a Note, Coupon or Talon means the bearer of such Note, Coupon or Talon;

"Initial Rate of Interest" means 5.75 per cent. per annum;

"*Interest Calculation Period*" *means the period commencing on* (*and including*) the First Reset Date and ending on (but excluding) the next following Reset Date and each successive period commencing on (and including) a Reset Date and ending on (but excluding) the next succeeding Reset Date;

"Interest Commencement Date" means 14 April 2003;

"Interest Payment Date" means 14 April in each year, commencing 14 April 2004;

"Interest Period" means the period commencing on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and thereafter each successive period commencing on (and including) an Interest Payment Date and ending on (but excluding) the next following Interest Payment Date;

"Liabilities" means the unconsolidated gross liabilities of the Issuer, as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent liabilities and for subsequent events, all in such manner as the directors of the Issuer, the auditors of the Issuer or the liquidator of the Issuer (as the case may be) may determine;

"London Business Day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for business (including dealing in foreign exchange and foreign currency deposits) generally in London;

"Optional Interest Payment Date" means any Interest Payment Date other than a Compulsory Interest Payment Date;

"Paying Agents" means the Principal Paying Agent and any other paying agent appointed as such from time to time in accordance with the Agency Agreement;

"Permitted Reorganisation" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all of the business, undertaking and assets of the Issuer are transferred to a successor entity or the substitution in place of the Issuer of a subsidiary of the Issuer, the terms of which reconstruction, amalgamation, reorganisation, merger, consolidation or substitution (i) have previously been approved by the Trustee in writing or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders and (ii) do not provide that the Notes shall thereby become repayable;

"Preferred Securities" means any securities issued by the Issuer from time to time, or in respect of which the Issuer has assumed any obligations, and which, in each case are expressed to be, or are deemed at any time by the FSA to be, or to be capable of being classified as, Tier 1 Capital of the Issuer;

"Reference Dealers" means three brokers of gilts and/or gilt-edged market makers selected by the Agent Bank in consultation with the Issuer and approved for this purpose in writing by the Trustee, or such other three persons operating in the gilt-edged market as are selected by the Agent Bank in consultation with the Issuer and approved for this purpose in writing by the Trustee;

"relevant date" means, in respect of any payment on the Notes or Coupons, the date on which such payment first becomes due but, if the full amount of the money payable has not been received in London by the Principal Paying Agent or the Trustee on or before the due date, it means the date on which, the full amount of the money having been so received, notice to that effect shall have been duly given to the Noteholders by the Issuer in accordance with Condition 16;

"Reset Date" means each fifth anniversary of the First Reset Date, so long as any Notes are outstanding;

"Reset Rate of Interest" means the rate of interest payable in respect of an Interest Calculation Period as described in Condition 4*(d)*;

"Senior Creditors" means all creditors of the Issuer (i) who are unsubordinated creditors of the Issuer, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up of the Issuer or otherwise) to the claims of unsubordinated creditors of the Issuer but not further or otherwise, or who are subordinated creditors of the Issuer (whether as aforesaid or otherwise), other than in any such

case those whose claims rank, or are expressed to rank, *pari passu* with, or junior to, the claims of the Noteholders;

"Taxes" means any present or future taxes, duties, assessments or governmental charges of whatsoever nature;

"Tier 1 Capital" has the meaning ascribed to it in the FSA's "Interim Prudential Sourcebook: Banks" or any successor publication replacing such sourcebook;

"United Kingdom" or "U.K." means the United Kingdom of Great Britain and Northern Ireland;

"US$" means the lawful currency of the United States of America;

"£" or "sterling" means the lawful currency of the United Kingdom; and

"¥" means the lawful currency of Japan.

2. Form, Denomination and Transfer

The Notes are issued in the form of serially numbered bearer Notes in denominations of £1,000, £10,000 and £100,000 each with Coupons and one Talon attached and title thereto and to the Coupons and Talon will pass by delivery. Notes of one denomination are not exchangeable for Notes of any other denomination.

The Issuer, the Trustee and the Paying Agents may (to the fullest extent permitted by applicable law) deem and treat the holder of any Note or Coupon as the absolute owner for all purposes (notwithstanding any notice to the contrary and whether or not such Note or Coupon shall be overdue and notwithstanding any notice of ownership, trust or any interest in it, or writing on the Note or Coupon or any previous loss or theft thereof) and no person shall be liable for so treating the holder.

3. Status and Subordination

(a) Status

The Notes and the Coupons are unsecured, subordinated obligations of the Issuer, conditional as provided in Condition 3*(c)*(i), and rank *pari passu* and without any preference among themselves and *pari passu* in point of subordination with its €415,000,000 Fixed to Floating Rate Subordinated Extendable Maturity Notes 2048, £245,000,000 7.881 per cent. Subordinated Extendable Maturity Notes 2048, £300,000,000 7.50 per cent. Undated Subordinated Step-up Notes, €300,000,000 Floating Rate Undated Subordinated Step-up Notes, ¥42,500,000,000 3.50 per cent. Undated Subordinated Step-up Notes, £600,000,000 Undated Subordinated Notes, €500,000,000 Fixed to Floating Rate Undated Subordinated Notes, £500,000,000 5.75 per cent. Undated Subordinated Step-up Notes and US$1,000,000,000 6.85 per cent. Undated Subordinated Notes (in each case, together with any further issues which shall be consolidated and form a single series therewith) and senior in point of subordination to its obligations in respect of the Preferred Securities and junior in point of subordination to its obligations in relation to Senior Creditors (as further described in 3*(c)* below).

(b) Set-Off

Subject to applicable law, no Noteholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes or the Coupons and each Noteholder and Couponholder shall, by virtue of being the holder of any Note or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

(c) Subordination

(i) The rights of the Noteholders and Couponholders are subordinated to the claims of Senior Creditors and, accordingly, payments of principal and interest are conditional upon the Issuer being solvent at the time for payment by the Issuer, and no principal or interest shall be payable in respect of the Notes except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purposes of this Condition 3*(c)*(i), the Issuer shall be solvent if (i) it is able to pay its debts owed to Senior Creditors as they fall due and (ii) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of the Issuer by two directors of the Issuer or, in certain circumstances as provided in the Trust Deed, the auditors of the Issuer or, if the Issuer is in

winding up, its liquidator shall, in the absence of manifest error, be treated and accepted by the Issuer, the Trustee, the Noteholders, the Couponholders and all other interested parties as correct and sufficient evidence thereof. The Trustee may rely on certificates or reports provided by the auditors of the Issuer whether or not any such certificate or report or any engagement letter or other document entered into by the Issuer, the Trustee and/or the auditors of the Issuer in connection therewith contains any limit (whether monetary or otherwise) on the liability of such auditors.

(ii) If at any time an order is made or an effective resolution is passed for the winding up of the Issuer in Scotland (except in respect of a Permitted Reorganisation), there shall be payable on each Note (in lieu of any other payment, but subject as provided in this Condition 3*(c)*), such amount, if any, as would have been payable to the holder thereof if, on the day immediately prior to the commencement of the winding up of the Issuer and thereafter, such Noteholder were the holder of a preference share in the capital of the Issuer of a notional class having a preferential right to a return of assets in the winding up over the holders of all issued shares, including preference shares, for the time being in the capital of the Issuer and any Preferred Securities and any other obligations which rank in a winding up of the Issuer junior to the claims of Noteholders, on the assumption that such holders of preference shares in such notional class were entitled (to the exclusion of any other rights or privileges) to receive on a return of assets in such winding up an amount equal to the principal amount of such Note, together with Arrears of Interest, if any, and any accrued interest (other than Arrears of Interest) which is payable (as provided in the Trust Deed).

4. Interest

(a) Accrual

The Notes bear interest from (and including) the Interest Commencement Date in accordance with the provisions of this Condition 4.

Subject to Conditions 3*(c)*(i) and 4*(b)*(i), interest shall be payable on the Notes annually in arrear on each Interest Payment Date as provided in this Condition 4.

Whenever it is necessary to compute an amount of interest in respect of any Note for a period of less than a complete Interest Period, such interest shall be calculated on the basis of the actual number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date divided by the actual number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If the Notes are to be redeemed pursuant to Condition 5*(b)* or *(c)*, the Notes will cease to bear interest from (and including) the due date for redemption thereof unless, upon due presentation, payment of principal in respect of the Note is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

(b) Payment of Interest

(i) Interest payments (excluding Arrears of Interest) on the Notes shall (subject to Condition 3*(c)*(i)) be payable on each Compulsory Interest Payment Date in respect of the Interest Period ending on the day immediately preceding such date. On any Optional Interest Payment Date there may (subject to Condition 3*(c)*(i)) be paid (if the Issuer so elects and gives notice of such election to the Noteholders in accordance with sub-paragraph (ii) of this Condition 4*(b)*) the interest payable on such Optional Interest Payment Date accrued in the Interest Period ending on the day immediately preceding such date, but the Issuer shall not be under any obligation to make such payment (other than (subject to Condition 3*(c)*(i)) where such election is made) and any failure to pay (other than as aforesaid) shall not constitute a default by the Issuer for any purpose. Arrears of Interest may, at the option of the Issuer (subject to Condition 3*(c)*(i)) be paid in whole or in any part at any time upon the expiration of not less than seven days' notice to such effect given by the Issuer to the Trustee and to the Principal Paying Agent, and to the Noteholders in accordance with Condition 16, but all Arrears of Interest on all Notes outstanding (as defined in the Trust Deed) shall (subject only to Condition 3*(c)*) become due in full on whichever is the earliest of (i) the date upon which a dividend or interest is next paid on

any class of share capital of the Issuer or any of the Preferred Securities or any other obligations which rank in a winding up of the Issuer junior to the claims of the Noteholders, (ii) the date set for any redemption pursuant to Condition 5, and (iii) the commencement of winding up of the Issuer (other than in respect of a Permitted Reorganisation).

Notwithstanding the foregoing, if notice is given by the Issuer of its intention to pay Arrears of Interest in whole or in part, the Issuer shall be obliged (subject to Condition 3*(c)*(i)) to pay such Arrears of Interest in whole or in part upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued in respect of the relative Interest Payment Date (or consecutive Interest Payment Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

(ii) The Issuer shall give not less than 30 days' notice prior to any Interest Payment Date to the Trustee, the Principal Paying Agent and, in accordance with Condition 16, the Noteholders:

(1) if such Interest Payment Date will be an Optional Interest Payment Date; and

(2) whether or not the Issuer elects to pay the interest due on such Optional Interest Payment Date.

(c) *Initial Rate of Interest*

For the period from (and including) the Interest Commencement Date to (but excluding) the First Reset Date, the Notes shall bear interest at the Initial Rate of Interest.

(d) *Reset Rate of Interest*

The Reset Rate of Interest in respect of each Interest Calculation Period will be the rate per annum as determined by the Agent Bank which is the aggregate of 2.02 per cent. and the Gross Redemption Yield of the Benchmark Gilt in respect of such Interest Calculation Period with the price of the Benchmark Gilt for this purpose being the arithmetic average (rounded up (if necessary) to four decimal places) of the bid and offered prices of such Benchmark Gilt quoted by the Reference Dealers at 3.00 p.m. (London time) on the relevant Determination Date on a dealing basis for settlement on the next following dealing day in London.

(e) *Publication of Reset Rate of Interest*

In respect of each Interest Calculation Period, the Issuer shall cause notice of the relevant Reset Rate of Interest determined in accordance with this Condition 4 to be given to the Trustee, the Paying Agents, any stock exchange or other relevant authority on which the Notes are for the time being listed or admitted to trading and, in accordance with Condition 16, the Noteholders as soon as practicable after its determination but in any event not later than the fourth London Business Day thereafter.

(f) *Determination or Calculation by Trustee*

The Trustee shall, if the Agent Bank does not at any relevant time for any reason determine the Reset Rate of Interest in accordance with these Conditions, determine the Reset Rate of Interest in respect of the relevant Interest Calculation Period at such rate as, in its absolute discretion (having such regard as it shall think fit to the procedure described in this Condition 4), it shall deem fair and reasonable in all the circumstances and such determination shall be deemed to be a determination thereof by the Agent Bank.

(g) *Agent Bank*

So long as any Notes remain outstanding the Issuer will maintain an Agent Bank. The initial Agent Bank and its initial specified office is set out at the end of these Conditions.

The Issuer may, with the prior written approval of the Trustee, from time to time replace the Agent Bank by another leading investment, merchant or commercial bank in London. If the Agent Bank is unable or unwilling to continue to act as the Agent Bank or (without prejudice to paragraph *(f)*) fails duly to determine the Reset Rate of Interest in respect of any Interest Calculation Period as provided in paragraph *(d)*, the Issuer shall forthwith appoint another leading investment, merchant or

commercial bank approved in writing by the Trustee to act as such in its place. The Agent Bank may not resign its duties or be removed without a successor having been appointed as aforesaid.

(h) *Determinations Binding*

All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition 4, shall (in the absence of wilful default, fraud, bad faith or manifest error) be binding on the Issuer, the Agent Bank, the Trustee, the Paying Agents and all Noteholders and Couponholders and (in the absence as aforesaid) no liability to the Noteholders and Couponholders or, save as otherwise provided in the Agency Agreement or the Trust Deed, the Issuer shall attach to the Agent Bank or, as the case may be, the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions.

5. Redemption and Purchase

(a) *Limitation on Redemption*

The Notes are undated and, accordingly, have no final maturity date and may not be redeemed except in accordance with the following provisions of this Condition 5 or Condition 8. Any redemption or purchase of Notes pursuant to this Condition 5 is subject to the prior consent of the FSA (so long as the Issuer is required by the FSA to obtain such consent).

(b) *Redemption for Tax Reasons*

The Notes may (subject as provided in the last sentence of paragraph *(a)* above) be redeemed at the option of the Issuer in whole, but not in part, at any time on giving not less than 30 nor more than 60 days' irrevocable notice to the Trustee and the Principal Paying Agent and, in accordance with Condition 16, the Noteholders, if the Issuer satisfies the Trustee immediately before the giving of the notice referred to above that there is more than an insubstantial risk that on the occasion of the next payment due in respect of the Notes, the Issuer would be required to pay additional amounts as provided in Condition 7 or the payment of interest in respect of the Notes would be treated as a "distribution" within the meaning of the Income and Corporation Taxes Act 1988 (as amended, re-enacted or replaced). Notes redeemed pursuant to this Condition 5*(b)* will be redeemed at their principal amount together with interest accrued to (but excluding) the date of redemption and all Arrears of Interest (if any). Upon the expiry of such notice the Issuer shall (subject to Condition 3*(c)*(i)) be bound to redeem the Notes accordingly.

(c) *Redemption at the Option of the Issuer*

The Issuer may (subject as provided in the last sentence of paragraph *(a)* above), on the First Reset Date or on any Reset Date thereafter, having given not more than 30 nor less than 15 days' irrevocable notice to the Trustee and the Principal Paying Agent and, in accordance with Condition 16, to the Noteholders, redeem all, but not some only, of the Notes at their principal amount, together with interest accrued to (but excluding) the date of redemption and all Arrears of Interest (if any). Upon the expiry of such notice the Issuer shall (subject to Condition 3*(c)*(i)) be bound to redeem the Notes accordingly.

(d) *Purchases*

The Issuer or any of its subsidiaries may (subject as provided in the last sentence of paragraph *(a)* above) at any time purchase Notes in any manner and at any price. In each case purchases will be made together with all unmatured Coupons and unexchanged Talons appertaining thereto.

The requirement of this paragraph *(d)* as to the purchase of Notes shall not apply in regard to the purchase of Notes in the ordinary course of a business of dealing in securities.

(e) *Cancellation*

All Notes redeemed will be cancelled forthwith (together with all unmatured Coupons and Talons presented therewith) and such Notes may not be reissued or resold. Notes purchased by the Issuer or any of its subsidiaries may be held or resold or surrendered for cancellation.

6. Payments

(a) Method of Payment

Subject as provided below, all payments of principal and interest in respect of the Notes will (subject to Condition 3*(c)*(i)) be made against presentation and surrender (or, in the case of part payment only, endorsement) of the Notes or the appropriate Coupons (as the case may be) at the specified office of any Paying Agent (subject to paragraph *(b)* below) by sterling cheque drawn on, or by transfer to a sterling account maintained by the payee with, a bank in London. Payments of interest due in respect of any Note other than on presentation and surrender of matured Coupons shall be made only against presentation and either surrender or endorsement (as appropriate) of the relevant Note.

(b) Payment on Winding Up

If any payment is to be made in respect of interest, the Interest Payment Date for which falls on or after the date on which the winding up in Scotland of the Issuer is deemed to have commenced, such payment shall be made only against presentation of the relevant Note, and the Coupon for any such Interest Payment Date and any unexchanged Talons shall be void. In addition, any Note presented for payment after an order is made or an effective resolution is passed for the winding up in Scotland of the Issuer must be presented together with all Coupons in respect of Arrears of Interest relating to Interest Payment Dates falling prior to such commencement of the winding up of the Issuer and any unexchanged Talons, failing which there shall be withheld from any payment otherwise due to the Noteholders such proportion thereof as the Arrears of Interest due in respect of any such missing Coupon bears to the total of the principal amount of the relevant Note (provided that, if the aggregate amount of such Coupons and Talons is greater than the principal amount of the Notes, so many of such Coupons and Talons shall become void as will result in the aggregate amount of the remainder of such Coupons and Talons (the "Relevant Coupons and Talons") being as near as possible to, but not greater than, the principal amount of the Notes and a sum equal to the aggregate amount of the Relevant Coupons and Talons only will be deducted from the amount of principal due for payment), all Arrears of Interest in respect thereof and interest (other than Arrears of Interest) accrued on such Note in respect of the Interest Period current at the date of the commencement of the winding up.

(c) Payments Subject to Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 7. No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(d) Unmatured Coupons

Upon the due date for redemption of any Note, unmatured Coupons (which expression shall include Coupons falling to be issued on exchange of Talons, other than such Coupons in respect of Interest Payment Dates falling on or prior to such due date for redemption) relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them. Where any Note is presented for redemption without all unmatured Coupons relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(e) Payments on Business Days

A Note or Coupon may only be presented for payment on a day which is a business day. No further interest or other payment will be made as a consequence of the day on which the relevant Note or Coupon may be presented for payment under this paragraph falling after the due date. In this Condition "business day" means a day on which commercial banks and foreign exchange markets are open for business in the place of presentation and which is a London Business Day.

(f) Paying Agents

The name of the initial Paying Agent and its initial specified office is set out at the end of these Conditions. The Issuer may, with the prior written approval of the Trustee, at any time vary or terminate the appointment of any Paying Agent and/or appoint additional Paying Agents and/or approve any change in the specified office of any Paying Agent, provided that so long as any Notes

remain outstanding the Issuer will maintain (i) a Principal Paying Agent, (ii) a Paying Agent (which may be the Principal Paying Agent) with a specified office in London and (iii) a Paying Agent (which may be the Principal Paying Agent) with a specified office in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing or complying with, or introduced in order to conform to, such Directive. Notice of any such variation, termination or appointment and of any changes in the specified offices of the Paying Agents will be given by the Issuer to the Noteholders in accordance with Condition 16.

(g) *Exchange of Talons*

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon forming part of such Coupon sheet may, unless the due date for redemption of the relevant Note shall have fallen on or prior to such Interest Payment Date, be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including a further Talon, subject to the provisions of Condition 10.

(h) *Fractions*

In making any payment in respect of the Notes, amounts shall be rounded, if necessary, to the nearest £0.01 (with £0.005 being rounded upwards).

7. Taxation

All payments of principal and interest in respect of the Notes and Coupons by the Issuer will be made free and clear of, and without withholding of or deduction for, or on account of, any Taxes imposed or levied by or on behalf of the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax, unless the withholding or deduction of such Taxes is required by law. In the event of such withholding or deduction, the Issuer will pay such additional amounts as may be necessary in order that the net amounts receivable by Noteholders and Couponholders after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the Notes or the Coupons (as the case may be) in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Note or Coupon:

(i) presented for payment by, or on behalf of, a holder who (a) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or (b) is liable to such Taxes in respect of the Note or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of the Note or Coupon; or

(ii) presented for payment more than 30 days after the relevant date except to the extent that a holder would have been entitled to additional amounts on presenting the same for payment on the last day of such period of 30 days assuming that day to have been a day on which commercial banks and foreign exchange markets are open in the place of presentation; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) presented for payment by or on behalf of a Noteholder or a Couponholder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a Member State of the European Union.

Unless the context otherwise requires, in these Conditions, (a) references to "interest" shall be deemed to include any Arrears of Interest and (b) references to "principal" or "interest" shall be deemed to include any additional amounts which may become payable pursuant to the foregoing provisions or any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Default

(a) If default is made in the payment of any principal in respect of the Notes for a period of 14 days or more after the due date for the same, or in the payment of any interest for a period of 14 days or

more after a Compulsory Interest Payment Date or any other date on which any payment of interest is due, the Trustee may, subject as provided in Condition 9*(a)*, at its discretion and without further notice, institute proceedings for the winding up of the Issuer in Scotland (but not elsewhere) and/or prove in any winding up of the Issuer (whether in Scotland or elsewhere), but may take no other action in respect of such default. For the purposes of this Condition 8*(a)*, a payment shall be deemed to be due even if the condition set out in Condition 3*(c)*(i) is not satisfied with respect to the Issuer.

(b) The Trustee may, subject as provided in Condition 9*(a)*, institute such proceedings against the Issuer as it may think fit to enforce any obligation, condition or provision binding on the Issuer under the Trust Deed or the Notes (other than any obligation for payment of any principal or interest in respect of the Notes or Coupons) provided that the Issuer shall not by virtue of any such proceedings be obliged to pay (i) any sum or sums representing or measured by reference to principal or interest in respect of the Notes or Coupons sooner than the same would otherwise have been payable by it or (ii) any damages (save in respect of the Trustee's fees and expenses incurred by it in its personal capacity).

The restriction on the payment of damages would have the effect of limiting the remedies available to the Trustee and the Noteholders in the event of a breach of certain covenants (other than payment covenants) by the Issuer.

9. Enforcement of Rights

(a) The Trustee shall not be bound to take the action referred to in paragraphs *(a)* or *(b)* of Condition 8 to enforce the obligations of the Issuer in respect of the Notes or any other proceedings pursuant to, or in connection with, the Trust Deed or the Notes unless (i) it is so directed by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders or so requested in writing by Noteholders holding at least one-quarter in principal amount of the Notes then outstanding and (ii) it is indemnified to its satisfaction.

(b) No Noteholder or Couponholder shall be entitled to institute proceedings directly against the Issuer or prove in the winding up of the Issuer unless the Trustee, having become bound to do so, fails to do so within a reasonable period and such failure is continuing, in which event any Noteholder or Couponholder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise) himself institute such proceedings and/or prove in the winding up of the Issuer to the same extent and in the same jurisdiction (but not further or otherwise) that the Trustee would have been entitled to do so in respect of the Notes.

(c) No remedy against the Issuer, other than as referred to in Condition 8, shall be available to the Trustee or the Noteholders or Couponholders, whether for the recovery of amounts owing in respect of the Notes or under the Trust Deed or in respect of any breach by the Issuer of any of its other obligations under or in respect of the Notes or under the Trust Deed.

10. Prescription

Notes and Coupons (which for this purpose shall not include Talons) will become void unless presented for payment within 10 years and five years respectively from the relevant date in respect thereof, subject to Condition 6. There shall not be included in any Coupon sheet issued upon exchange of a Talon any Coupon which would be void upon issue pursuant to this Condition 10 or Condition 6.

11. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of any of these Conditions or any of the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons holding or representing a clear majority of the principal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the principal amount of the Notes for the time being outstanding so held or represented, except that at any meeting the business of which includes the modification of certain of these Conditions or certain of the provisions of the Trust Deed the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of Noteholders will be binding on all Noteholders, whether or not they are present at the meeting, and on all Couponholders.

The Trust Deed provides for a resolution, with or without notice, in writing signed by or on behalf of the holder or holders of not less than 90 percent. of the principal amount of the Notes for the time being outstanding to be as effective and binding as if it were an Extraordinary Resolution duly passed at a meeting of the Noteholders.

The Trustee may agree, without the consent of the Noteholders or Couponholders, to any modification (subject to certain exceptions) of, or to the waiver or authorisation of any breach or proposed breach of, any of these Conditions or any of the provisions of the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders or to any modification which is, in the opinion of the Trustee, of a formal, minor or technical nature or which is made to correct a manifest or proven error. Any such modification, waiver or authorisation shall be binding on the Noteholders and the Couponholders and, unless the Trustee agrees otherwise, any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 16.

12. Substitution

(a) Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Noteholders, may agree, without the consent of the Noteholders or Couponholders, to the substitution of any Successor in Business (as defined in the Trust Deed) of the Issuer or of a subsidiary of the Issuer or any such Successor in Business in place of the Issuer as principal debtor under the Trust Deed, the Notes and the Coupons, provided:

(i) (*in the case of substitution of any company which is a subsidiary of the Issuer or of such* Successor in Business) that the obligations of such subsidiary in respect of the Trust Deed, the Notes and the Coupons shall be unconditionally and irrevocably guaranteed by the Issuer or such Successor in Business in such form as the Trustee may require; and

(ii) that the obligations of such Successor in Business or of such subsidiary of the Issuer and any such guarantee shall be subordinated on a basis considered by the Trustee to be equivalent to that in respect of the Issuer's obligations in respect of the Notes and Coupons.

(b) In the case of substitution pursuant to this Condition, the Trustee may in its absolute discretion agree, without the consent of the Noteholders or Couponholders, to a change of the law governing the Notes, the Coupons and/or the Trust Deed and/or the Agency Agreement and to such other amendments to the Trust Deed and such other conditions as the Trustee may require provided that such change, amendment or condition would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders.

(c) Any such substitution shall be binding on the Noteholders and the Couponholders and, unless the Trustee agrees otherwise, any such substitution shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 16.

13. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders or the Couponholders to create and issue further notes or bonds either ranking *pari passu* in all respects (save for the first payment of interest thereon) and (in the case of notes) so that the same shall be consolidated and form a single series with the Notes or upon such terms as to ranking, interest, premium, redemption and otherwise as the Issuer may at the time of the issue thereof determine. Any such notes, if they are to form a single series with the Notes, shall be constituted by a deed supplemental to the Trust Deed and in any other case if the Trustee so agrees may be so constituted. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes or bonds of other series for the purpose of passing an Extraordinary Resolution in certain circumstances where the Trustee so decides.

14. Replacement of Notes, Coupons and Talons

If a Note, Coupon or Talon is mutilated, defaced, destroyed, stolen or lost it may be replaced at the specified office of the Principal Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Coupons or Talons must be surrendered before replacements will be issued.

15. Indemnification of, and Exercise of Functions by, the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce payment unless indemnified to its satisfaction.

In connection with the exercise of any of its trusts, powers or discretions (including but not limited to those relating to any proposed modification, waiver, authorisation or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interest arising from circumstances particular to individual Noteholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory. The Trustee shall not be entitled to require, nor shall any Noteholder or Couponholder, in connection with any such modification, waiver, authorisation or substitution, be entitled to claim from the Issuer or any other person any indemnification or payment in respect of any tax or other consequence thereof upon individual Noteholders or Couponholders except to the extent provided for by Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

16. Notices

All notices regarding the Notes will be valid if published in the *Financial Times* or any other daily newspaper in the United Kingdom approved by the Trustee or, if this is not possible, in one other English language daily newspaper approved by the Trustee with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

18. Governing Law and Jurisdiction

The Trust Deed, the Notes and the Coupons are governed by, and shall be construed in accordance with, English law.

The Issuer has in the Trust Deed irrevocably submitted for all purposes of or in connection with the Trust Deed, Notes, Coupons and Talons to the jurisdiction of the English courts. The Issuer hereby irrevocably agrees that service of process in England may be made upon it at HBOS Treasury Services plc, 33 Old Broad Street, London EC2N 1HZ (Attention: Legal and Regulatory Risk), or such other person in England notified from time to time to the Trustee, to accept service of process on its behalf in England in respect of any proceedings arising out of or in respect of the Trust Deed, the Notes, the Coupons and the Talons.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

The following is a summary of the provisions to be contained in the Trust Deed constituting the Notes and in the Temporary Global Note and the Permanent Global Note (each, a "Global Note" and together, the "Global Notes") which apply to, and in some cases modify, the Terms and Conditions of the Notes while the Notes are represented by a Global Note.

1. The Temporary Global Note is exchangeable in whole or in part for interests in the Permanent Global Note on or after a date which is expected to be 27 May 2003 upon certification as to non-US beneficial ownership.

2. The Permanent Global Note will be exchangeable in whole but not in part only (free of charge to the holder) for definitive Notes (i) upon the happening of any of the events set out in Condition 8*(a)*, (ii) if either Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so and no alternative clearing system satisfactory to the Trustee is available, or (iii) if the Issuer would suffer a disadvantage as a result of a change in laws or regulations (taxation or otherwise) or as a result or a change in the practice of Euroclear and/or Clearstream, Luxembourg which would not be suffered were the Notes in definitive form and a certificate of such effect signed by two directors of the Issuer is given to the Trustee.

   Thereupon (in the case of (i) or (ii) above) the holder may give notice to the Trustee, and (in the case of (iii) above) the Issuer may give notice to the Trustee and to the Noteholders in accordance with Condition 16, of its intention to exchange the Permanent Global Note for definitive Notes on or after the Exchange Date specified in the notice.

   On or after the Exchange Date (as defined below) the holder of the Permanent Global Note may surrender the Permanent Global Note to or to the order of the Principal Paying Agent. In exchange for the Permanent Global Note the Issuer will deliver, or procure the delivery of, an equal aggregate principal amount of definitive Notes in bearer form, serially numbered, in denominations of £1,000, £10,000 and £100,000 (having attached to them Coupons in respect of interest which has not already been paid on the Permanent Global Note and in respect of which claims shall not have become prescribed and, where appropriate, a Talon for further Coupons), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Trust Deed.

   "Exchange Date" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying Agent is located and, except in the case of exchange pursuant to (ii) above, in the city in which the relevant clearing system is located.

3. No payment will be made on the Temporary Global Note unless exchange for an interest in the Permanent Global Note is improperly withheld or refused. Payments of principal and interest in respect of Notes represented by the Permanent Global Note will, subject as set out below, be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of the Permanent Global Note to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purposes. A record of each payment made will be endorsed on the appropriate schedule to the Permanent Global Note by or on behalf of the Principal Paying Agent, which endorsement shall be *prima facie* evidence that such payment has been made in respect of the Notes.

4. Subject to compliance with any applicable stock exchange requirements, for so long as all the Notes are represented by a Global Note and such Global Note is held on behalf of Euroclear and/or Clearstream, Luxembourg, notices to Noteholders may be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg (as the case may be) for communication to their respective accountholders rather than by publication as required by Condition 16. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which such notice is delivered to Euroclear and/or Clearstream, Luxembourg (as the case may be) as aforesaid.

5. Claims against the Issuer in respect of principal and interest on the Notes represented by a Global Note will be prescribed after 10 years (in the case of principal) and five years (in the case of interest) from the relevant date.

6. Cancellation of any Note represented by a Global Note and required by the Terms and Conditions of the Notes to be cancelled following its redemption or purchase will be effected by endorsement by or on behalf

of the Principal Paying Agent of the reduction in the principal amount of the relevant Global Note on the relevant schedule thereto.

7. In considering the interests of Noteholders while a Global Note is held on behalf of a clearing system the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the relevant Global Note and may consider such interests as if such accountholders were the holders of the relevant Global Note.

DESCRIPTION OF THE BUSINESS OF HBOS AND THE HBOS GROUP

On 10 September 2001, The Governor & Company of the Bank of Scotland ("Bank of Scotland") and Halifax Group plc ("Halifax Group") merged under HBOS. HBOS is the ultimate holding company for Halifax plc, Bank of Scotland and a number of other subsidiaries principally carrying on financial services business. HBOS is a public limited company incorporated in Scotland (registered number SC218813) under the Companies Act 1985 with its head office, corporate headquarters and registered office at The Mound, Edinburgh, EH1 1YZ. Subsequent to the merger, all of Halifax Group's innovative Tier I and Tier II capital and any guarantee obligations thereunder were transferred to HBOS on 1 July 2002.

The HBOS Group's products and services can be categorised into the following business sectors:

- Retail Banking
- Business Banking
- Corporate Banking
- Insurance & Investment
- Treasury

Retail Banking

The retail operations and consumer credit businesses of Halifax Group were combined with the personal banking division of Bank of Scotland to form the Retail Banking Division of the HBOS Group employing over 40,000 people in over 1,000 branches and 10 call centres throughout the United Kingdom.

The HBOS Group has over 19 million customers and offers an extensive range of personal finance products and services including mortgages, savings, current accounts, credit cards, online services, share dealing and estate agency. In addition to Halifax and Bank of Scotland, other brands within the Retail Banking Division include Intelligent Finance, Birmingham Midshires and The Mortgage Business.

The HBOS Group is the largest mortgage provider in the United Kingdom, with residential mortgages of approximately £148 billion and the United Kingdom's largest savings provider with savings and banking balances of over £100 billion as at 31 December 2002.

Business Banking

The Business Banking Division provides a range of finance products and services principally to small and medium-sized enterprises ("SMEs") through a network of branches and business centres in the United Kingdom and Ireland as well as through internet banking, mail and telephone. The HBOS Group provides a full banking service to SMEs including deposits and investments, business finance, commercial mortgages, free internet banking, merchant services and business insurance. The Business Banking Division also provides specialist services such as asset finance, cashflow finance, motor finance, vehicle management and contract hire. The Business Banking Division employs over 7,400 employees in the United Kingdom, Ireland and Australia.

The HBOS Group provides finance products and services to approximately 33 per cent. (as of September 2002) of the SME market in Scotland and is aiming to capture a significant amount of SME business in England and Wales.

Corporate Banking

The Corporate Banking Division focuses on larger businesses (typically those with an annual turnover in excess of £10 million) and comprises a number of relationship banking and specialist lending teams with responsibilities including working capital finance, term loans, asset finance, multi-currency loans and deposits, project and specialist finance, acquisition finance and syndicated lending. The key objective of these teams is to expand and strengthen the HBOS Group's corporate market share by pursuing a relationship and partnership driven approach and delivering specialist services to existing and new customers.

The HBOS Group employs over 1,500 staff in the Corporate Banking Division in over 20 locations in Scotland and England, with international operations in New York, Chicago, Houston, Los Angeles, Boston, Seattle, Minneapolis, Paris, Frankfurt, Amsterdam, Madrid, Singapore and Sydney.

The HBOS Group was the leader, of deals by volume, in the provision of acquisition finance to the United Kingdom and European management buy-out sector for the year ended 31 December 2001 and is one of the leading providers of debt for public to private transactions.

Insurance & Investment

The Insurance & Investment Division ("IID") comprises a number of different brands including Halifax Financial Services, Bank of Scotland Investment Services, Clerical Medical Investment Group, St James's Place Capital, St Andrew's and esure.

Products offered by the companies within IID include savings, investments and pensions, life and repayment insurance and household, travel and motor insurance distributed through a number of different channels, branches, independent financial advisers, company agents and by telephone.

Treasury

HBOS Treasury Services plc ("Treasury Services") provides centralised wholesale multi-currency funding, liquidity management and treasury services to HBOS and its subsidiary undertakings in the United Kingdom and the Republic of Ireland. From 1 April 2003, Treasury Services also has management responsibility for the treasury function for both Bank of Scotland New York Branch and BOS International (Australia) Limited, HBOS Group's Australian subsidiary. Treasury Services manages the market risk arising from the HBOS Group's Retail, Business and Corporate divisions. It operates in the world's foreign exchange and money markets and also provides a range of treasury services to certain of the HBOS Group's customers from offices in London and Glasgow. Treasury Services also trades in foreign exchange and in a limited range of derivative instruments primarily for risk management purposes. It leads the debt capital issuance and asset securitisation activities of the HBOS Group in the United Kingdom. Treasury Services has no subsidiaries.

Following the merger of Halifax Group and Bank of Scotland in 2001, substantially all of the treasury business of Halifax plc was transferred to Bank of Scotland Treasury Services PLC with effect from 1 June 2002. On 14 June 2002, Bank of Scotland Treasury Services PLC changed its name to HBOS Treasury Services plc.

Management and Organisation

The names of the HBOS Directors, all of The Mound, Edinburgh EH1 1YZ, their functions and principal outside activities are as follows:

Director's Name	Responsibilities	Principal outside activities
Lord Stevenson of Coddenham	Chairman	Pearson plc
Sir Ronald Garrick	Deputy Chairman — Non Executive	
James Crosby	Chief Executive	
Mike Ellis	Group Finance Director	
Phil Hodkinson	Chief Executive, Insurance & Investment Division	
Andy Hornby	Chief Executive, Retail Division	
Gordon McQueen	Chief Executive, Treasury Services Division	
Colin Matthew	Chief Executive, Business Banking Division	
George Mitchell	Chief Executive, Corporate Banking Division	
Charles Dunstone	Non-Executive Director	Carphone Warehouse plc
Anthony Hobson	Non-Executive Director	
Brian Ivory	Non-Executive Director	
John Maclean	Non-Executive Director	
Coline McConville	Non-Executive Director	Clear Channel International Limited
Sir Bob Reid	Non-Executive Director	
Louis Sherwood	Non-Executive Director	
Philip Yea	Non-Executive Director	Investcorp International Limited

Certain details of HBOS's principal subsidiaries are as follows:

Company Name	Activity	Country of Incorporation or Registration	Registered Office/Head Office
The Governor & Company of the Bank of Scotland	Banking	Scotland	The Mound Edinburgh EH1 1YZ
Halifax plc	Banking services	England and Wales	Trinity Road Halifax HX1 2RG
Halifax Share Dealing Limited	Execution only stockbroking	England and Wales	Trinity Road Halifax HX1 2RG
HBOS Insurance & Investment Group Limited	Financial Services	England and Wales	Trinity Road Halifax HX1 2RG.

Certain details of the principal subsidiary undertakings of HBOS Insurance & Investment Group Limited are set out below:

Company Name	Activity	Country of Incorporation or Registration	Registered Office	Total % held by HBOS Insurance & Investment Group Ltd
Halifax General Insurance Services Limited	General insurance	England and Wales	Trinity Road Halifax HX1 2RG	100%
Clerical Medical Investment Group Holdings Limited and its subsidiaries	Life assurance	England and Wales	33 Old Broad Street London EC2N 1HZ	100%
Halifax Financial Services (Holdings) Limited and its subsidiaries	Financial services	England and Wales	Trinity Road Halifax HX1 2RG	100%
Halifax Investment Funds Management Ltd.	OEIC Management	England and Wales	Trinity Road Halifax HX1 2RG	100%
Insight Investment Management Ltd.	Investment Management	England and Wales	33 Old Broad Street London EC2N 1HZ	100%
St James's Place Capital plc and its subsidiaries	Financial services	England and Wales	J Rothschild House Dollar Street Cirencester GL7 2AQ	60%*

*as at 31 December 2002

Certain details of the principal subsidiary undertakings of Bank of Scotland are set out below:

Company Name	Activity	Country of Incorporation or Registration	Registered Office	Total % held by Bank of Scotland
HBOS Treasury Services plc	Banking	England and Wales	33 Old Broad Street London EC2N 1HZ	100%
Capital Bank plc	Personal finance and banking services	England and Wales	Queens Park Road Handbridge Chester CH88 3AN	100%
Bank of Western Australia Limited	Retail and commercial banking	Australia	Bankwest Tower 108 St Georges Terrace, Perth Australia WA 6000	56.8%*

*as at 31 December 2002

CAPITALISATION AND INDEBTEDNESS OF HBOS

The information in the following table and the notes thereto show the audited consolidated capitalisation and indebtedness of HBOS as at the date set forth below and has been extracted without material adjustment from HBOS Group's Report & Accounts for the year ended 31 December 2002.

	As at 31 December 2002
	(£ millions)
Authorised Capital	
9¼% Non-Cumulative Irredeemable Preference Shares (of £1 each)	375
9¾% Non-Cumulative Irredeemable Preference Shares (of £1 each)	125
6.125% Non-Cumulative Redeemable Preference Shares (of £1 each)	200
Sterling Preference Shares (of £1 each)	1,000
8.117% Non-Cumulative Perpetual Preference Shares Class A (of £10 each)	3
7.754% Non-Cumulative Perpetual Preference Shares Class B (of £10 each)	1
Ordinary Shares (of 25p each)	1,185
	2,889

	As at 31 December 2002
	(€ millions)
Euro Preference Shares	1,500
	1,500

	As at 31 December 2002
Issued Capital	*(£ millions)*
9¼% Non-Cumulative Irredeemable Preference Shares (of £1 each, fully paid)	300
9¾% Non-Cumulative Irredeemable Preference Shares (of £1 each, fully paid)	100
Ordinary Shares (of 25p each, fully paid)	946
Reserves	12,423
Shareholders' Funds (including non-equity interests)	13,769
Minority Interests — Equity	436
Minority and Other Interests — Non Equity[1]	1,703
	2,139
Subordinated loan capital[2]	
Undated[3]	3,437
Dated[4]	5,690
Total Capital Resources	**25,035**
Other Borrowings[5]	
Deposits by banks	45,637
Customer accounts	150,221
Debt securities in issue	80,771
Total Indebtedness	276,629
Total Capitalisation and Indebtedness[6]	**301,664**

Notes:

(1) The Minority and Other Interests — Non Equity was comprised as follows:

	As at 31 December 2002
	(£ millions)
£600 million Perpetual Preferred Securities *	600
£250 million Preferred Securities **	250
£150 million Preferred Securities **	150
£245 million Preferred Securities *	245
€415 million Preferred Securities *	270
£198 million non-cumulative Preference Shares	198
Unamortised Premiums, Discounts and Issue Costs	(10)
	1,703

* HBOS provides a subordinated guarantee in respect of each of the issues of £245,000,000 7.881% Guaranteed Non-voting Non-cumulative Preferred Securities issued by HBOS Sterling Finance (Jersey) L.P., €415,000,000 Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities issued by HBOS Euro Finance (Jersey) L.P. and the issue of £600,000,000 6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A issued by HBOS Capital Funding L.P.

** Bank of Scotland has provided a subordinated guarantee in respect of each of the issues of £250,000,000 8.117% Non-cumulative Perpetual Preferred Securities Class A and £150,000,000 7.754% Non-cumulative Perpetual Preferred Securities Class B by Bank of Scotland Capital Funding L.P. All other non-equity minority interests are unguaranteed.

(2) All loan capital issued by the HBOS Group, as detailed in the tables below, has been issued on an unsecured basis. Unless otherwise stated, issues of loan capital are unguaranteed.

(3) The Subordinated Undated Loan Capital was comprised as follows:

	As at 31 December 2002
	(£ millions)
€500 million Fixed to Floating Rate Undated Subordinated Notes	325
£150 million 7.286% Series A Perpetual Regulatory tier One Securities	150
£150 million 7.281% Series B Perpetual Regulatory tier One Securities	150
£300 million 7.5% Undated Subordinated Step-Up Notes	300
JPY 42.5 billion 3.50% Undated Subordinated Yen Step-up Notes	222
US$300 million Reset Notes	186
£200 million Perpetual Notes	200
£200 million 7.375% Subordinated Guaranteed Bonds*	200
€300 million Floating Rate Undated Subordinated Step-Up Notes	195
US$250 million Floating Rate Primary Capital Notes	155
£150 million Instruments	150
£150 million Instruments	150
JPY 17 billion Instruments	99
£100 million Instruments	100
£100 million 12% Sterling Perpetual Subordinated Bonds	100
£100 million 8.75% Sterling Perpetual Subordinated Bonds	100
£75 million 13.625% Sterling Perpetual Subordinated Bonds	75
JPY 9 billion Instruments	47
£50 million 9.375% Sterling Perpetual Subordinated Bonds	50
£500 million 5.75% Undated Subordinated Step-up Notes	500
Unamortised Premiums, Discounts and Issue Costs	(17)
	3,437

* Clerical Medical Investment Group ("CMIG") (a wholly owned subsidiary of HBOS) has provided a subordinated guarantee to Clerical Medical Finance plc ("CMF") (a wholly owned subsidiary of CMIG) in relation to the issue by CMF of 7.375 per cent. Undated Subordinated Guaranteed Bonds.

(4) The Subordinated Dated Loan Capital was comprised as follows:

	As at 31 December 2002
	(£ millions)
US$300 million 8.80% Notes 2004*	186
£400 million 8.75% Subordinated Notes 2006	400
US$150 million 8.85% Notes 2006*	93
£75 million 9.125% Subordinated Notes 2006	75
£60 million 9.00% Instruments 2006	60
€650 million 4.75% Subordinated Bonds 2009	423
US$500 million Floating Rate Subordinated Step-up Callable Notes 2009	310
€500 million 5.50% Instruments 2009	325
£75 million Floating Rate Subordinated Notes 2009	75
US$500 million Notes 2010*	310
£75 million Floating Rate Instruments 2010	75
US$150 million Notes 2011*	93
€7 million Floating Rate Notes 2011	5
€750 million Subordinated Fixed Rate Notes 2012	488
US$450 million Subordinated Floating Rate Notes 2012	279
£200 million Floating Rate Step-up Callable Subordinated Notes 2012	200
€12.8 million 6.25% Instruments 2012	8
A$75 million Callable Notes 2012	26
€1,000 Subordinated Callable Fixed/Floating Rate Instruments 2013	651
€325 million 6.125% Notes 2013	212
£250 million 11% Subordinated Bonds 2014	250
£150 million 10.5% Subordinated Bonds 2018	150
£250 million 6.375% Instruments 2019	250
£500 million 9.375% Subordinated Bonds 2021	500
€400 million 6.45% Fixed/Floating Subordinated Guaranteed Bonds 2023**	261
Unamortised premiums, discounts and issue costs	(15)
	5,690

* These notes, the proceeds of which are on-lent to Bank of Scotland, are liabilities of wholly-owned subsidiaries of Bank of Scotland and are guaranteed unconditionally by the Bank of Scotland on a subordinated basis.

** CMIG has provided a subordinated guarantee to CMF in relation to the issue by CMF of 6.45% Fixed/Floating Subordinated Guaranteed Bonds 2023.

(5) Save for £603 million of the HBOS Group's debt securities in issue which are unguaranteed but secured on advances to customers and certain other assets of the HBOS Group, and £9,286 million of the HBOS Group's debt securities in issue which are unguaranteed but secured on asset backed securities of the HBOS Group, none of the other borrowings listed are secured or guaranteed. As at 31 December 2002, the HBOS Group had contingent liabilities (including guarantees) of £2,829 million. No account has been taken of intra group guarantees.

(6) There has been no material change in the capitalisation, indebtedness and contingent liabilities (including guarantees) of HBOS Group since 31 December 2002, save for the issue by HBOS of €1,000,000,000 4.875 per cent. Subordinated Notes due 2015 on 20 March 2003 and US$1,000,000,000 6.85 per cent. Undated Subordinated Notes on 21 March 2003 and the provision by HBOS of a subordinated guarantee in respect of the issue of US$1,000,000,000 6.85 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities by HBOS Capital Funding No. 1 L.P. on 21 March 2003.

TAXATION

The comments below are of a general nature and are based on HBOS's understanding of current United Kingdom law and practice relating to certain aspects of United Kingdom taxation. The comments relate to the position of persons (other than dealers or persons connected with HBOS) who are the absolute beneficial owners of their Notes and entitled to the interest thereon. These comments do not necessarily apply where the interest is for tax purposes deemed to be the income of any other person. Any person who is subject to tax in a jurisdiction outside the United Kingdom or who is unsure about their tax position should seek professional advice.

Interest on the Notes

The Notes issued will constitute "quoted Eurobonds" provided they are and continue to be listed on a recognised stock exchange, within the meaning of section 841 of the Income and Corporation Taxes Act 1988. The London Stock Exchange is a recognised stock exchange for these purposes. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and are admitted to trading on the London Stock Exchange. Whilst the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without withholding or deduction for or on account of United Kingdom tax.

In all other cases, interest will generally be paid under deduction of income tax at the lower rate subject to the availability of other reliefs or to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty.

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue (including the name and address of the payee or person entitled to the interest) and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

The interest has a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment even where paid without withholding. Where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of holders of the Notes (other than certain trustees) who are not resident for tax purposes in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the Notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the United Kingdom branch or agency.

If interest were paid under deduction of United Kingdom income tax (e.g. if the Notes lost their listing), Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty.

Noteholders should note that the provisions relating to additional amounts referred to in "Terms and Conditions of the Notes — Taxation" of the Notes above would not apply if the Inland Revenue sought to assess directly the person entitled to the relevant interest to United Kingdom tax. However, exemption from, or reduction of, such United Kingdom tax liability might be available under an applicable double taxation treaty.

United Kingdom Corporation Tax Payers

Noteholders within the charge to United Kingdom corporation tax will generally be subject to tax as income on all profits and gains arising from, and fluctuations in the value of, the Notes broadly in accordance with their statutory accounting treatment. Such Noteholders will generally be charged to tax in each accounting period by reference to interest accrued and to any profit (or loss) (calculated in accordance with such Noteholders' authorised accounting method) arising in that period. Fluctuations in value relating to foreign exchange gains and losses will be brought into account as income.

Other United Kingdom Taxpayers

The Notes should be "qualifying corporate bonds". If the Notes are "qualifying corporate bonds" as defined in section 117 of Taxation of Chargeable Gains Act 1992, on disposal of the Notes neither chargeable gains nor allowable losses should arise for the purposes of taxation of capital gains.

The Notes will be regarded by the Inland Revenue as "variable rate securities" for the purposes of the Accrued Income Scheme. Accordingly, a transfer of a Note by a holder resident or ordinarily resident in the United Kingdom or a holder who carries on a trade in the United Kingdom through a branch or agency to which the

Notes are attributable, may give rise to a charge to tax on income in respect of interest on the Notes which has accrued since the preceding interest payment date in such an amount as is just and reasonable. A transferee of Notes with accrued interest will not be entitled to any corresponding allowance under the Accrued Income Scheme.

Stamp Duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty or stamp duty reserve tax should be payable on the issue of a Note or on its transfer by delivery.

Proposed EU Directive on the Taxation of Savings Income

On 21 January 2003, the Council of the European Union published revised proposals for a draft Directive to ensure effective taxation of savings income in the form of interest payments within the European Community. Subject to a number of important conditions being met, it is currently proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The Directive is not yet final and may be subject to further amendment.

SUBSCRIPTION AND SALE

Credit Suisse First Boston (Europe) Limited and UBS Limited (together, the "Joint Lead Managers") have, pursuant to a subscription agreement dated 10 April 2003 (the "Subscription Agreement"), jointly and severally agreed with HBOS, subject to the satisfaction of certain conditions, to subscribe and pay for the Notes at 99.634 per cent. of their principal amount plus accrued interest, if any. HBOS has agreed to pay to the Joint Lead Managers a combined selling, management and underwriting commission of 0.625 per cent. of the principal amount of the Notes. In addition, HBOS has agreed to reimburse the Joint Lead Managers for certain of their expenses in connection with the issue of the Notes. The Subscription Agreement entitles the Joint Lead Managers to terminate it in certain circumstances prior to the issue of the Notes.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act ("Regulation S").

The Notes are subject to US tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by US tax regulations. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code of 1986 and regulations thereunder.

Each Joint Lead Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver the Notes, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date within the United States or to, or for the account or benefit of, US persons, and it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, US persons. Terms used in this paragraph have the meanings given to them by Regulation S.

In addition, until 40 days after the commencement of the offering of the Notes, an offer or sale of Notes within the United States by a dealer that is not participating in the offering may violate the registration requirements of the Securities Act.

United Kingdom

Each Joint Lead Manager has represented, warranted and agreed that:

1. it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of the Notes to listing in accordance with Part VI of the FSMA, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA
2. it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer and
3. it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

General

No action has been taken by the Issuer or the Joint Lead Managers in any jurisdiction that would or is intended to permit a public offering of any of the Notes, or the possession or distribution of this Offering Circular or any amendment or supplement hereto or any other offering material relating to the Notes in any country or jurisdiction where action for that purpose is required.

Accordingly, the Notes may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material may be distributed or published in or from any country or jurisdiction except in

circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each Joint Lead Manager has agreed that it will comply with all applicable laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes this Offering Circular or any amendment or supplement hereto or any such other offering material and neither the Issuer nor the other Joint Lead Manager shall have responsibility therefor.

GENERAL INFORMATION

1. The Notes have been accepted for clearance through the Clearstream, Luxembourg and Euroclear systems with a Common Code of 16671738. The International Securities Identification Number for the Notes is XS0166717388.

2. The admission of the Notes to the Official List will be expressed as a percentage of their principal amount (exclusive of accrued interest). It is expected that admission of the Notes to the Official List and to trading on the London Stock Exchange's market for listed securities will be granted on or before 14 April 2003, subject only to the issue of the Temporary Global Note. Prior to admission to the Official List and to trading, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for settlement in pounds sterling and for delivery on the third working day after the day of the transaction.

3. All consents, approvals, authorisations or other orders of all regulatory authorities required by HBOS in the United Kingdom have been given for the issue of the Notes and for HBOS to undertake and perform its obligations under the Subscription Agreement, the Trust Deed, the Agency Agreement and the Notes. The issue of the Notes was authorised pursuant to a resolution of the Board of Directors of HBOS passed on 26 November 2002 and by resolutions of a duly constituted Committee of the Board of Directors of the Issuer passed on 3 April 2003.

4. Except as disclosed herein, there has been no significant change in the financial or trading position of HBOS or of the HBOS Group, in each case since 31 December 2002 and there has been no material adverse change in the financial position or prospects of HBOS or of the HBOS Group since 31 December 2002.

5. Neither HBOS nor any member of the HBOS Group is involved in any legal or arbitration proceedings (including, any such proceedings which are pending or threatened of which HBOS is aware) which may have, or have had in the previous 12 months, a significant effect on the financial position of HBOS or the HBOS Group.

6. The Notes and Coupons will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

7. Copies of the latest annual consolidated audited Report and Accounts of HBOS and the latest interim unaudited consolidated accounts of HBOS may be obtained, and copies of the Trust Deed and Agency Agreement will be available for inspection, at the specified offices of the Principal Paying Agent during normal business hours, so long as any of the Notes is outstanding

8. Copies of the following documents may be inspected at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during normal business hours on any day (Saturdays, Sundays and public holidays excepted) for 14 days from the date of this document:

   (a) the Memorandum and Articles of Association of HBOS;

   (b) the consolidated audited Report and Accounts of HBOS for the two financial years ended 31 December 2002;

   (c) drafts (subject to modification) of the Trust Deed to constitute the Notes (which contains the form of the Temporary Global Note, the Permanent Global Note and the definitive Notes, Coupons and Talons) and of the Agency Agreement; and

   (d) the Subscription Agreement.

9. HBOS does not publish non-consolidated annual financial statements or non-consolidated interim financial statements.

10. The auditor of HBOS is KPMG Audit Plc, Chartered Accountants and Registered Auditor, and they have audited, and rendered unqualified audit reports (which did not contain any statements made under Section 237(2) or (3) of the Companies Act 1985) on, the audited consolidated accounts of HBOS for the years ended 31 December 2001 and 31 December 2002, the audited consolidated accounts of Halifax Group for the year ended 31 December 2000 and the audited consolidated accounts of Bank of Scotland for the year ended 28 February 2001. Statutory accounts for such years have, in the case of Halifax Group, been delivered to the Registrar of Companies in England and Wales and, in the case of HBOS, been delivered to the Registrar of Companies in Scotland.

REGISTERED OFFICE OF THE ISSUER

HBOS plc
The Mound
Edinburgh
EH1 1Y2
United Kingdom

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX
United Kingdom

PRINCIPAL PAYING AGENT AND AGENT BANK

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA
United Kingdom

AUDITORS OF THE ISSUER

KPMG Audit Plc
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG
United Kingdom

LEGAL ADVISERS

To the Issuer as to Scots law

Tods Murray WS
66 Queen Street
Edinburgh EH2 4NE
United Kingdom

To the Issuer as to English law

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

To the Joint Lead Managers and the Trustee as to English law

Allen & Overy
One New Change
London EC4M 9QQ
United Kingdom

SC 218813


HBOS plc

BOWNE
U45993

OFFERING CIRCULAR DATED 18 MARCH 2003


HBOSplc

HBOS plc

(incorporated in Scotland under the Companies Act 1985 with registered number SC218813)

€1,000,000,000
4.875 per cent. Subordinated Notes due 2015

Issue Price 99.644 per cent.

The €1,000,000,000 4.875 per cent. Subordinated Notes due 2015 (the "Notes") of HBOS plc ("HBOS" or the "Issuer") are proposed to be issued on 20 March 2003 (the "Closing Date"). The Notes will bear interest at the rate of 4.875 per cent. per annum payable annually in arrear on 20 March in each year (each, an "Interest Payment Date"), with the first Interest Payment Date being 20 March 2004.

Unless previously redeemed or purchased and cancelled, the Notes will mature at their principal amount on 20 March 2015 but may be redeemed (subject to prior consent of the Financial Services Authority ("FSA") so long as HBOS is required by the FSA to obtain such consent and to the satisfaction of certain conditions) in whole but not in part at any time as a result of certain taxation reasons (as more fully described under "Terms and Conditions — Redemption and Purchase — Redemption for Tax Reasons"). Under existing FSA requirements, HBOS may not redeem or purchase any Notes unless the FSA has given its prior written consent.

The Notes will be unsecured obligations of HBOS and will be subordinated in the event of a winding-up of HBOS to the claims of Senior Creditors (as defined herein) — See "Terms and Conditions of the Notes — Status and Subordination".

The Notes are expected to be assigned on issue a rating of A+ by Standard & Poor's Rating Services, a division of The McGraw Hill Companies, Inc. ("Standard & Poor's"), Aa3 by Moody's Investors Services, Inc. ("Moody's") and AA– by Fitch Ratings Ltd. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.

The Notes will initially be represented by a temporary global Note (the "Temporary Global Note"), which will be deposited with a common depositary on behalf of Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and Euroclear Bank S.A./N.V. as operator of the Euroclear system ("Euroclear") on the Closing Date. The Temporary Global Note will be exchangeable for interests in a permanent global Note (the "Permanent Global Note") on or after 30 April 2003 upon certification as to non-U.S. beneficial ownership. The Permanent Global Note will be exchangeable for definitive Notes in bearer form in the denominations of €1,000, €10,000 and €100,000 each only in the limited circumstances set out therein. See "Summary of Provisions Relating to the Notes while in Global Form".

Applications have been made to the FSA in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority" and the "FSMA", respectively) for the Notes to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange.

Joint Lead Managers

Dresdner Kleinwort Wasserstein | **Morgan Stanley**

This Offering Circular comprises listing particulars given in compliance with the listing rules made under Section 74 of the FSMA by the UK Listing Authority for the purpose of giving information with regard to HBOS, HBOS and its subsidiaries taken as a whole (the "HBOS Group") and the Notes. A copy of this Offering Circular has been delivered to the Registrar of Companies in Scotland as required by Section 83 of the FSMA.

The Issuer accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

No person has been authorised to give any information or to make any representation not contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorised by HBOS or the Joint Lead Managers (as defined under "Subscription and Sale"). Neither the delivery of this Offering Circular nor any subscription, sale or purchase made in connection herewith shall, in any circumstances, create any implication that there has been no change in the affairs of HBOS or the HBOS Group since the date hereof.

Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their residence and domicile for the acquisition, holding or disposal of Notes and any foreign exchange restrictions that might be relevant to them.

Prospective investors should satisfy themselves that they understand all of the risks associated with making investments in the Notes. If a prospective investor is in any doubt whatsoever as to the risks involved in investing in the Notes, he should consult his professional advisers.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of, HBOS or the Joint Lead Managers to subscribe for or purchase any of the Notes. The distribution of this Offering Circular and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by HBOS and the Joint Lead Managers to inform themselves about, and to observe, any such restrictions.

No action has been taken to permit a public offering of the Notes in any jurisdiction where action would be required for such purpose. Accordingly, the Notes may not be offered or sold, directly or indirectly, and this Offering Circular may not be distributed in any jurisdiction, except in accordance with the legal requirements applicable in any such jurisdiction. In particular, the Notes have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered within the United States or to U.S. persons. A further description of certain restrictions on the offering and sale of the Notes and on the distribution of this Offering Circular is given under "Subscription and Sale" below.

Unless otherwise specified or the context otherwise requires, references in this Offering Circular to "£" and "Sterling" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (the "United Kingdom"), references to "A$" are to Australian dollars, references to "€" and "euro" are to the currency introduced at the start of the third stage of European Economic and Monetary Union, pursuant to the Treaty establishing the European Community, as amended from time to time, references to "JPY" and "¥" are to the lawful currency of Japan and references to "US$" and "USD" are to the lawful currency of the United States.

IN CONNECTION WITH THIS ISSUE, MORGAN STANLEY & CO. INTERNATIONAL LIMITED ("MORGAN STANLEY") OR ANY PERSON ACTING FOR IT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE CLOSING DATE. HOWEVER THERE IS NO OBLIGATION ON MORGAN STANLEY OR ANY AGENT OF IT TO DO THIS. SUCH ACTIVITY, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

TABLE OF CONTENTS

TERMS AND CONDITIONS OF THE NOTES

The terms and conditions to be endorsed on each of the Notes in definitive form (if issued) will be substantially in the following form:

The €1,000,000,000 4.875 per cent. Subordinated Notes due 2015 (the "Notes", which expression shall in these Conditions, unless the context otherwise requires, include any further notes issued pursuant to Condition 13 and forming a single series with the Notes) of HBOS plc (the "Issuer") are constituted by a trust deed dated 20 March 2003 (the "Trust Deed") made between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee for the holders of the Notes (the "Noteholders") and the holders of the interest coupons appertaining to the Notes (respectively, the "Couponholders" and the "Coupons"). The issue of the Notes was authorised pursuant to resolutions of the Board of Directors of the Issuer passed on 26 November 2002 and 24 February 2003 and pursuant to resolutions of a duly constituted Committee of the Board of Directors of the Issuer passed on 13 March 2003. The statements in these Conditions include summaries of, and are subject to, the detailed provisions of and definitions in the Trust Deed. Copies of the Trust Deed and the agency agreement dated 20 March 2003 (the "Agency Agreement") made between the Issuer, the Trustee and Citibank, N.A. as principal paying agent (the "Principal Paying Agent", which expression includes the principal paying agent for the time being) and the other agents named herein are available for inspection during normal business hours by the Noteholders and the Couponholders at the registered office for the time being of the Trustee, being at 20 March 2003 at Fifth Floor, 100 Wood Street, London EC2V 7EX, and at the specified office of the Paying Agents (as defined below). The Noteholders and the Couponholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those provisions of the Agency Agreement applicable to them.

1. Definitions

In these Conditions, except to the extent that the context otherwise requires:

"Business Day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the relevant place of presentation and, in the case of a payment by transfer as referred to in Condition 6(a), the TARGET System is operating;

"FSA" means the Financial Services Authority of the United Kingdom and shall include any successor organisation responsible for the supervision of banks' regulatory functions in the United Kingdom;

"holder", in relation to a Note or Coupon means the bearer of such Note or Coupon;

"Interest Commencement Date" means 20 March 2003;

"Interest Payment Date" means 20 March in each year, commencing 20 March 2004;

"Interest Period" means the period commencing on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and thereafter each successive period commencing on (and including) an Interest Payment Date and ending on (but excluding) the next following Interest Payment Date;

"Paying Agents" means the Principal Paying Agent and any other paying agent appointed as such from time to time in accordance with the Agency Agreement;

"Preferred Securities" means any securities issued by the Issuer from time to time, or in respect of which the Issuer has assumed any obligations, and which, in each case, are expressed to be, or are deemed at any time by the FSA to be or to be capable of being, Tier 1 Capital of the Issuer;

"relevant date" means, in respect of any payment on the Notes or Coupons, the date on which such payment first becomes due but, if the full amount of the money payable has not been received in London by the Principal Paying Agent or the Trustee on or before the due date, it means the date on which, the full amount of the money having been so received, notice to that effect shall have been duly given to the Noteholders by the Issuer in accordance with Condition 16;

"Senior Creditors" means all creditors of the Issuer other than (a) creditors (if any) whose claims are expressed to rank *pari passu* with or junior to the claims of the Noteholders (and any rights in respect of the relative Coupons (if any)) and (b) creditors with whose claims the Notes and the relative Coupons are expressed to rank *pari passu* (whether only in the event of a winding-up of the Issuer or otherwise);

"TARGET System" means the Trans-European Automated Real Time Gross Settlement Express Transfer (TARGET) System;

"Taxes" means any present or future taxes, duties, assessments or governmental charges of whatsoever nature;

"Tier 1 Capital" and "Upper Tier 2 Capital" each have the meaning ascribed to them in the FSA's "Interim Prudential Sourcebook: Banks" or any successor publication replacing such sourcebook;

"United Kingdom" or "U.K." means the United Kingdom of Great Britain and Northern Ireland; and

"Upper Tier 2 Securities" means any securities issued by the Issuer from time to time, or in respect of which the Issuer has assumed any obligations, and which, in each case, are expressed to be, or are deemed at any time by the FSA to be or to be capable of being, Upper Tier 2 Capital of the Issuer.

2. Form, Denomination and Transfer

The Notes are issued in the form of serially numbered bearer Notes in denominations of €1,000, €10,000 and €100,000 each with Coupons attached and title thereto and to the Coupons will pass by delivery. Notes of one denomination are not exchangeable for Notes of any other denomination.

The Issuer, the Trustee and the Paying Agents may (to the fullest extent permitted by applicable law) deem and treat the holder of any Note or Coupon as the absolute owner for all purposes (notwithstanding any notice to the contrary and whether or not such Note or Coupon shall be overdue and notwithstanding any notice of ownership, trust or any interest in it, or writing on the Note or Coupon or any previous loss or theft thereof) and no person shall be liable for so treating the holder.

3. Status and Subordination

(a) Status

The Notes and the Coupons are unsecured obligations of the Issuer, subordinated in a winding-up of the Issuer as described in paragraph (c) below, and rank (i) *pari passu* and without any preference among themselves, (ii) *pari passu* with the obligations of the Issuer in respect of claims expressed to rank *pari passu* with the Notes and Coupons, (iii) senior in point of subordination to the obligations of the Issuer in respect of Upper Tier 2 Securities and Preferred Securities and (iv) junior in point of subordination to the obligations of the Issuer in respect of Senior Creditors.

(b) Set-Off

Subject to applicable law, no Noteholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes or the Coupons and each Noteholder and Couponholder shall, by virtue of being the holder of any Note or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

(c) Subordination

On a winding-up of the Issuer, the rights of the Noteholders and Couponholders are subordinated in right of payment to the claims of Senior Creditors in the manner provided in the Trust Deed.

4. Interest

(a) Rate of Interest

The Notes bear interest from (and including) the Interest Commencement Date at the rate of 4.875 per cent. per annum, payable annually in arrear on each Interest Payment Date, commencing 20 March 2004. Each Note will cease to bear interest from (and including) the due date for redemption unless, upon due presentation, payment of principal in respect of the Note is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

Whenever it is necessary to compute an amount of interest in respect of any Note for a period of less than a complete Interest Period, such interest shall be calculated on the basis of the actual number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date divided by the actual

number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

5. Redemption and Purchase

The Issuer shall not be at liberty to redeem or purchase the Notes except in accordance with the following provisions of this Condition and (save for final redemption in accordance with Condition 5(a)) any such redemption or purchase of Notes is subject to the prior consent of the FSA (so long as the Issuer is required by the FSA to obtain such consent).

(a) Final Redemption

Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at their principal amount on 20 March 2015.

(b) Redemption for Tax Reasons

The Notes may (subject as provided above) be redeemed at the option of the Issuer in whole, but not in part, at any time on giving not less than 30 nor more than 60 days' irrevocable notice to the Trustee and the Principal Paying Agent and (in accordance with Condition 16) the Noteholders, if the Issuer satisfies the Trustee immediately before the giving of the notice referred to above that there is more than an insubstantial risk that on the occasion of the next payment due in respect of the Notes, the Issuer would be required to pay additional amounts as provided in Condition 7. Notes redeemed pursuant to this Condition 5*(b)* will be redeemed at their principal amount together with interest accrued to (but excluding) the date of redemption. Upon the expiry of such notice the Issuer shall be bound to redeem the Notes accordingly.

(c) Purchases

The Issuer or any of its subsidiaries may at any time purchase Notes in any manner and at any price. In each case purchases will be made together with all unmatured Coupons appertaining thereto.

The requirement of this paragraph *(c)* as to the purchase of Notes shall not apply in regard to the purchase of Notes in the ordinary course of a business of dealing in securities.

(d) Cancellation

All Notes redeemed will be cancelled forthwith (together with all unmatured Coupons presented therewith) and such Notes may not be reissued or resold. Notes purchased by the Issuer or any of its subsidiaries may be held or resold or surrendered for cancellation.

6. Payments

(a) Method of Payment

Subject as provided below, all payments of principal and interest in respect of the Notes will be made against presentation and surrender (or, in the case of part payment only, endorsement) of the Notes or the appropriate Coupons (as the case may be) at the specified office of any Paying Agent (subject to paragraph *(b)* below) by euro cheque drawn on, or by transfer to a euro account maintained by the payee with, a bank in a city which has access to the TARGET System. Payments of interest due in respect of any Note other than on presentation and surrender of matured Coupons shall be made only against presentation and either surrender or endorsement (as appropriate) of the relevant Note.

(b) Payments subject to fiscal laws

All payments are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 7. No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(c) Unmatured Coupons

Upon the due date for redemption of any Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them. Where any Note is

presented for redemption without all unmatured Coupons relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(d) *Payments on Business Days*

A Note or Coupon may only be presented for payment on a day which is a Business Day. No further interest or other payment will be made as a consequence of the day on which the relevant Note or Coupon may be presented for payment under this paragraph falling after the due date.

(e) *Paying Agents*

The name of the initial Paying Agent and its initial specified office is set out at the end of these Conditions. The Issuer may, with the prior written approval of the Trustee, at any time vary or terminate the appointment of any Paying Agent and/or appoint additional Paying Agents and/or approve any change in the specified office of any Paying Agent, provided that so long as any Notes remain outstanding the Issuer will maintain (i) a Principal Paying Agent, (ii) a Paying Agent (which may be the Principal Paying Agent) with a specified office in London and (iii) a Paying Agent (which may be the Principal Paying Agent) with a specified office in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing or complying with, or introduced in order to conform to, such Directive. Notice of any such variation, termination or appointment and of any changes in the specified offices of the Paying Agents will be given by the Issuer to the Noteholders in accordance with Condition 16.

7. Taxation

All payments of principal and interest in respect of the Notes and Coupons by the Issuer will be made free and clear of, and without withholding of or deduction for, or on account of, any Taxes imposed or levied by or on behalf of the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax, unless the withholding or deduction of such Taxes is required by law. In the event of such withholding or deduction, the Issuer will pay such additional amounts as may be necessary in order that the net amounts receivable by Noteholders and Couponholders after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the Notes or the Coupons (as the case may be) in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Note or Coupon:

(i) presented for payment by, or on behalf of, a holder who (a) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or (b) is liable to such Taxes in respect of the Note or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of the Note or Coupon; or

(ii) presented for payment more than 30 days after the relevant date except to the extent that a holder would have been entitled to additional amounts on presenting the same for payment on the last day of such period of 30 days assuming that day to have been a day on which commercial banks and foreign exchange markets are open in the place of presentation; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) presented for payment by or on behalf of a Noteholder or a Couponholder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a Member State of the European Union.

Unless the context otherwise requires, in these Conditions, references to "principal" or "interest" shall be deemed to include any additional amounts which may become payable pursuant to the foregoing provisions or any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Default

(a) If default is made in the payment of any principal in respect of the Notes for a period of 14 days or more after the due date for the same, or in the payment of any interest for a period of 14 days or more after an Interest Payment Date or any other date on which any payment of interest is due, the Trustee may, subject as provided in Condition 9(a), at its discretion and without further notice, institute proceedings for the winding-up of the Issuer in Scotland (but not elsewhere) and/or prove in any winding-up of the Issuer (whether in Scotland or elsewhere), but may take no other action in respect of such default.

(b) The Trustee may, subject as provided in Condition 9(a), institute such proceedings against the Issuer as it may think fit to enforce any obligation, condition or provision binding on the Issuer under the Trust Deed or the Notes (other than any obligation for payment of any principal or interest in respect of the Notes or Coupons) provided that the Issuer shall not by virtue of any such proceedings be obliged to pay (i) any sum or sums representing or measured by reference to principal or interest in respect of the Notes or Coupons sooner than the same would otherwise have been payable by it or (ii) any damages (save in respect of the Trustee's fees and expenses incurred by it in its personal capacity).

(c) In the event of the commencement of the winding-up of the Issuer (except in any such case a winding-up for the purpose of a reconstruction or amalgamation or the substitution in place of the Issuer of a Successor in Business (as defined in the Trust Deed) the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders), the Trustee at its discretion may, and if so requested in writing by the holders of at least one quarter in principal amount of the Notes then outstanding (as defined in the Trust Deed) or so directed by an Extraordinary Resolution of the Noteholders shall, (subject to it first being indemnified to its satisfaction), (i) give notice to the Issuer that the Notes are immediately due and repayable (and the Notes shall thereby become so due and repayable) at their principal amount together with accrued interest as provided in the Trust Deed and/or (ii) prove in the winding-up of the Issuer.

The restriction on the payment of damages would have the effect of limiting the remedies available to the Trustee and the Noteholders in the event of a breach of certain covenants (other than payment covenants) by the Issuer.

9. Enforcement of Rights

(a) The Trustee shall not be bound to take action referred to in paragraph (a) or (b) of Condition 8 unless (i) it is so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by Noteholders holding at least one-quarter in principal amount of the Notes then outstanding and (ii) it is indemnified to its satisfaction.

(b) No Noteholder or Couponholder shall be entitled to institute proceedings directly against the Issuer or prove in the winding-up of the Issuer unless the Trustee, having become bound to do so, fails to do so within a reasonable period and such failure is continuing, in which event any Noteholder or Couponholder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise) himself institute such proceedings and/or prove in the winding-up of the Issuer to the same extent and in the same jurisdiction (but not further or otherwise) that the Trustee would have been entitled to do so in respect of the Notes.

(c) No remedy against the Issuer, other than as referred to in Condition 8, shall be available to the Trustee or the Noteholders or Couponholders, whether for the recovery of amounts owing in respect of the Notes or under the Trust Deed or in respect of any breach by the Issuer of any of its other obligations under or in respect of the Notes or under the Trust Deed.

10. Prescription

Notes and Coupons will become void unless presented for payment within ten years and five years respectively from the relevant date in respect thereof, subject to Condition 6.

11. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of any of these Conditions or any of the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons holding or representing a clear majority of the principal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the principal amount of the Notes for the time being outstanding so held or represented, except that at any meeting the business of which includes the modification of certain of these Conditions or certain of the provisions of the Trust Deed the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of Noteholders will be binding on all Noteholders, whether or not they are present at the meeting, and on all Couponholders.

The Trust Deed provides for a resolution, with or without notice, in writing signed by or on behalf of the holder or holders of not less than 90 per cent. of the principal amount of the Notes for the time being outstanding to be as effective and binding as if it were an Extraordinary Resolution duly passed at a meeting of the Noteholders.

The Trustee may agree, without the consent of the Noteholders or Couponholders, to any modification (subject to certain exceptions) of, or to the waiver or authorisation of any breach or proposed breach of, any of these Conditions or any of the provisions of the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders or to any modification which is, in the opinion of the Trustee, of a formal, minor or technical nature or which is made to correct a manifest or proven error. Any such modification, waiver or authorisation shall be binding on the Noteholders and the Couponholders and, unless the Trustee agrees otherwise, any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 16.

12. Substitution

(a) Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Noteholders, may agree, without the consent of the Noteholders or Couponholders, to the substitution of any Successor in Business of the Issuer or of a subsidiary of the Issuer or any such Successor in Business in place of the Issuer as principal debtor under the Trust Deed, the Notes and the Coupons, provided:

(i) (in the case of substitution of any company which is a subsidiary of the Issuer or of such Successor in Business) that the obligations of such subsidiary in respect of the Trust Deed, the Notes and the Coupons shall be unconditionally and irrevocably guaranteed by the Issuer or such Successor in Business in such form as the Trustee may require; and

(ii) that the obligations of such Successor in Business or of such subsidiary of the Issuer and any such guarantee shall be subordinated on a basis considered by the Trustee to be equivalent to that in respect of the Issuer's obligations in respect of the Notes and Coupons.

(b) In the case of substitution pursuant to this Condition, the Trustee may in its absolute discretion agree, without the consent of the Noteholders or Couponholders, to a change of the law governing the Notes, the Coupons and/or the Trust Deed and/or the Agency Agreement and to such other amendments to the Trust Deed and such other conditions as the Trustee may require provided that such change, amendment or condition would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders.

(c) Any such substitution shall be binding on the Noteholders and the Couponholders and, unless the Trustee agrees otherwise, any such substitution shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 16.

13. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders or the Couponholders to create and issue further notes or bonds either ranking *pari passu* in all respects (save for the first payment of interest thereon) and (in the case of notes) so that the same shall be consolidated and form a single series with the Notes or upon such terms as to ranking, interest, premium, redemption and

otherwise as the Issuer may at the time of the issue thereof determine. Any such notes, if they are to form a single series with the Notes, shall be constituted by a deed supplemental to the Trust Deed and in any other case if the Trustee so agrees may be so constituted. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes or bonds of other series for the purpose of passing an Extraordinary Resolution in certain circumstances where the Trustee so decides.

14. Replacement of Notes and Coupons

If a Note or Coupon is mutilated, defaced, destroyed, stolen or lost it may be replaced at the specified office of the Principal Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

15. Indemnification of, and Exercise of Functions by, the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce payment unless indemnified to its satisfaction.

In connection with the exercise of any of its trusts, powers or discretions (including but not limited to those relating to any proposed modification, waiver, authorisation or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interest arising from circumstances particular to individual Noteholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory. The Trustee shall not be entitled to require, nor shall any Noteholder or Couponholder, in connection with any such modification, waiver, authorisation or substitution, be entitled to claim from the Issuer or any other person any indemnification or payment in respect of any tax or other consequence thereof upon individual Noteholders or Couponholders except to the extent provided for by Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

16. Notices

All notices regarding the Notes will be valid if published in the *Financial Times* or any other daily newspaper in the United Kingdom approved by the Trustee or, if this is not possible, in one other English language daily newspaper approved by the Trustee with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

18. Governing Law and Jurisdiction

The Trust Deed, the Notes and the Coupons are governed by, and shall be construed in accordance with, English law.

The Issuer has in the Trust Deed irrevocably submitted for all purposes of or in connection with the Trust Deed, Notes and Coupons to the jurisdiction of the English courts. The Issuer hereby irrevocably agrees that service of process in England may be made upon it at HBOS plc, 33 Old Broad Street, London EC2N 1HZ (Attention: Treasury Legal), or such other person in England notified from time to time to the Trustee, to accept service of process on its behalf in England in respect of any proceedings arising out of or in respect of the Trust Deed, the Notes and the Coupons.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

The following is a summary of the provisions to be contained in the Trust Deed constituting the Notes and in the Temporary Global Note and the Permanent Global Note (each, a "Global Note" and together, the "Global Notes") which apply to, and in some cases modify, the Terms and Conditions of the Notes while the Notes are represented by a Global Note.

1. The Temporary Global Note is exchangeable in whole or in part for interests in the Permanent Global Note on or after a date which is expected to be 30 April 2003 upon certification as to non-U.S. beneficial ownership.

2. The Permanent Global Note will be exchangeable in whole but not in part only (free of charge to the holder) for definitive Notes: (i) if either Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so and no alternative clearing system satisfactory to the Trustee is available; or (ii) if the Issuer would suffer a disadvantage as a result of a change in laws or regulations (taxation or otherwise) or as a result or a change in the practice of Euroclear and/or Clearstream, Luxembourg which would not be suffered were the Notes in definitive form and a certificate of such effect signed by two directors of the Issuer is given to the Trustee.

   Thereupon (in the case of (i) above) the holder of the Permanent Global Note may give notice to the Trustee, and (in the case of (ii) above) the Issuer may give notice to the Trustee and to the Noteholders in accordance with Condition 16, of its intention to exchange the Permanent Global Note for definitive Notes on or after the Exchange Date specified in the notice.

   On or after the Exchange Date (as defined below) the holder of the Permanent Global Note may surrender the Permanent Global Note to or to the order of the Principal Paying Agent. In exchange for the Permanent Global Note the Issuer will deliver, or procure the delivery of, an equal aggregate principal amount of definitive Notes in bearer form, serially numbered, in denominations of €1,000, €10,000 and €100,000 (having attached to them Coupons in respect of interest which has not already been paid on the Permanent Global Note and in respect of which claims shall not have become prescribed), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Trust Deed.

   "Exchange Date" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying Agent is located and, except in the case of exchange pursuant to (i) above, in the city in which the relevant clearing system is located.

3. The holder of the Permanent Global Note shall, at any meeting of the Noteholders, be treated as having one vote in respect of each €1,000 in principal amount of the Notes represented by the Permanent Global Note.

4. No payment will be made on the Temporary Global Note unless exchange for an interest in the Permanent Global Note is improperly withheld or refused. Payments of principal and interest in respect of Notes represented by the Permanent Global Note will, subject as set out below, be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of the Permanent Global Note to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purposes. A record of each payment made will be endorsed on the appropriate schedule to the Permanent Global Note by or on behalf of the Principal Paying Agent, which endorsement shall be *prima facie* evidence that such payment has been made in respect of the Notes.

5. Subject to compliance with any applicable stock exchange requirements, for so long as all the Notes are represented by a Global Note and such Global Note is held on behalf of Euroclear and/or Clearstream, Luxembourg, notices to Noteholders may be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg (as the case may be) for communication to their respective accountholders rather than by publication as required by Condition 16. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which such notice is delivered to Euroclear and/or Clearstream, Luxembourg (as the case may be) as aforesaid.

6. Claims against the Issuer in respect of principal and interest on the Notes represented by a Global Note will be prescribed after ten years (in the case of principal) and five years (in the case of interest) from the relevant date.

7. Cancellation of any Note represented by a Global Note and required by the Terms and Conditions of the Notes to be cancelled following its redemption or purchase will be effected by endorsement by or on behalf of the Principal Paying Agent of the reduction in the principal amount of the relevant Global Note on the relevant schedule thereto.

8. In considering the interests of Noteholders while a Global Note is held on behalf of a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the relevant Global Note and may consider such interests as if such accountholders were the holders of the relevant Global Note.

DESCRIPTION OF THE BUSINESS OF HBOS AND THE HBOS GROUP

On 10 September 2001, The Governor & Company of the Bank of Scotland ("Bank of Scotland") and Halifax Group plc ("Halifax Group") merged under HBOS. HBOS is the ultimate holding company for Halifax plc, Bank of Scotland and a number of other subsidiaries principally carrying on financial services business. HBOS is a public limited company incorporated in Scotland (registered number SC218813) under the Companies Act 1985 with its head office, corporate headquarters and registered office at The Mound, Edinburgh, EH1 1YZ. Subsequent to the merger, all of Halifax Group's innovative Tier I and Tier II capital and any guarantee obligations thereunder were transferred to HBOS on 1 July 2002.

The HBOS Group's products and services can be categorised into the following business sectors:

- Retail Banking
- Business Banking
- Corporate Banking
- Insurance & Investment
- Treasury

Retail Banking

The retail operations and consumer credit businesses of Halifax Group were combined with the personal banking division of Bank of Scotland to form the Retail Banking Division of the HBOS Group employing over 40,000 people in over 1,000 branches and 10 call centres throughout the United Kingdom.

The HBOS Group has over 19 million customers and offers an extensive range of personal finance products and services including mortgages, savings, current accounts, credit cards, online services, share dealing and estate agency. In addition to Halifax and Bank of Scotland, other brands within the Retail Banking Division include Intelligent Finance, Birmingham Midshires and The Mortgage Business.

The HBOS Group is the largest mortgage provider in the United Kingdom, with residential mortgages of approximately £145 billion and the United Kingdom's largest savings provider with savings and banking balances of over £100 billion, as at 31 December 2002.

Business Banking

The Business Banking Division provides a range of finance products and services principally to small and medium-sized enterprises ("SMEs") through a network of branches and business centres in the United Kingdom and Ireland as well as through internet banking, mail and telephone. The HBOS Group provides a full banking service to SMEs including deposits and investments, business finance, commercial mortgages, free internet banking, merchant services and business insurance. The Business Banking Division also provides specialist services such as asset finance, cashflow finance, motor finance, vehicle management and contract hire. The Business Banking Division employs over 7,400 employees in the United Kingdom, Ireland and Australia.

The HBOS Group provides finance products and services to approximately 33 per cent. (as of September 2002) of the SME market in Scotland and is aiming to capture a significant amount of SME business in England and Wales.

Corporate Banking

The Corporate Banking Division focuses on larger businesses (typically those with an annual turnover in excess of £10 million) and comprises a number of relationship banking and specialist lending teams with responsibilities including working capital finance, term loans, asset finance, multi-currency loans and deposits, project and specialist finance, acquisition finance and syndicated lending. The key objective of these teams is to expand and strengthen the HBOS Group's corporate market share by pursuing a relationship and partnership driven approach and delivering specialist services to existing and new customers.

The HBOS Group employs over 1,500 staff in the Corporate Banking Division in over 20 locations in Scotland and England, with international operations in New York, Chicago, Houston, Los Angeles, Boston, Seattle, Minneapolis, Paris, Frankfurt, Amsterdam, Madrid, Singapore and Sydney.